Sanara
MedTech
Evidence Based Healing

2025

Annual

Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

or

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 001-39678

SANARA MEDTECH INC.
(Exact name of Registrant as specified in its charter)

Texas	59-2219994
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1200 Summit Ave, Suite 414, Fort Worth, Texas 76102
(Address of principal executive offices)

(817) 529-2300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	SMTI	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer	Non-accelerated filer	Smaller reporting company	Emerging growth company
☐	☐	☒	☒	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter), based on the $28.39 closing price as of such date, was approximately $147,507,172.

As of March 20, 2026, 9,167,040 shares of the registrant's common stock, $0.001 par value per share, were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Annual Report on Form 10-K, to the extent not set forth herein, is incorporated by reference to the registrant's Definitive Proxy Statement on Schedule 14A relating to the 2026 Annual Meeting of Shareholders which will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

SANARA MEDTECH INC.
Form 10-K
For the Year Ended December 31, 2025

Sanara, Sanara MedTech, our logo and our other trademarks or service marks appearing in this report are the property of Sanara MedTech Inc. Trade names, trademarks and service marks of other companies appearing in this report are the property of their respective owners. Solely for convenience, the trademarks, service marks and trade names included in this report are without the ®, ™ or other applicable symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

Unless otherwise indicated, "Sanara MedTech," "Sanara," the "Company," "our," "us," or "we," refer to Sanara MedTech Inc. and its consolidated subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements generally relate to future events or our future financial or operating performance, including topics such as new products under development. In some cases, you can identify forward-looking statements because they contain words such as "aims," "anticipates," "believes," "contemplates," "continue," "could," "estimates," "expects," "forecast," "guidance," "intends," "may," "plans," "possible," "potential," "predicts," "preliminary," "projects," "seeks," "should," "target," "will" or "would" or the negative of these words, variations of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are subject to certain risks, uncertainties and assumptions relating to factors that could cause actual results to differ materially from those anticipated in such statements, including, without limitation, the following:

- shortfalls in forecasted revenue growth;
- our ability to meet our future capital requirements;
- our ability to maintain compliance with our debt obligations;
- our ability to develop and commercialize new products and products under development, including the manufacturing, distribution, marketing and sale of such products;
- our ability to retain and recruit key personnel;
- the intense competition in the markets in which we operate and our ability to compete within our markets;
- the failure of our products to obtain market acceptance;
- the effect of security breaches and other disruptions;
- our ability to maintain effective internal controls over financial reporting;
- our ability to maintain and further grow clinical acceptance and adoption of our products;
- the impact of competitors inventing products that are superior to ours;
- disruptions of, or changes in, our distribution model, consumer base or the supply of our products;
- the failure of third-party assessments to demonstrate desired outcomes in proposed endpoints;
- our ability and the ability of our research and development partners to protect the proprietary rights to technologies used in certain of our products and the impact of any claim that we have infringed on intellectual property rights of others;
- our dependence on technologies and products that we license from third parties;
- the effects of current and future laws, rules and regulations relating to the labeling, marketing and sale of our products, and our ability to comply with the various laws, rules and regulations applicable to our business; and
- the effect of defects, failures or quality issues associated with our products.

All forward-looking statements speak only as of the date on which they are made. For a more detailed discussion of these and other factors that may affect our business, see the discussion in "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report. We caution that the foregoing list of factors is not exclusive, and new factors may emerge, or changes to the foregoing factors may occur, that could impact our business. We do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this report, except to the extent required by applicable securities laws.

PART I

ITEM 1. BUSINESS

Overview

We are a medical technology company focused on developing and commercializing transformative technologies to improve clinical outcomes and reduce healthcare expenditures in the surgical market. Our products are designed to achieve our goal of providing better clinical outcomes at a lower overall cost for healthcare systems. We strive to be one of the most innovative and comprehensive providers of effective surgical solutions and are continually seeking to expand our offerings for patients requiring surgical treatments in the United States.

We primarily market and sell soft tissue repair and bone fusion products for use in the operating room or other sterile environments. Our soft tissue repair products include, among other products, our lead product, CellerateRX Surgical Powder ("CellerateRX Surgical"), a hydrolyzed collagen that aids in the management of surgical wounds, and BIASURGE Advanced Surgical Solution ("BIASURGE"), a sterile no-rinse, advanced surgical solution used for wound irrigation. Our bone fusion products include, among other products, BiFORM Bioactive Moldable Matrix ("BiFORM"), an osteoconductive, bioactive, porous implant that allows for bony ingrowth across the graft site, and ALLOCYTE Plus Advanced Viable Bone Matrix ("ALLOCYTE Plus"), a human allograft cellular bone matrix containing bone-derived progenitor cells and conformable bone fibers.

We also utilize an in-house research and development team, Rochal Technologies. We are advancing a strong pipeline of next-generation products that supports and extends our surgical strategy of "Prepare, Promote and Protect."

Shift in Strategy and Discontinuance of Value-Based Wound Care Program

Our company's main source of revenue has consistently been from soft tissue repair and bone fusion products for the surgical market. Additionally, we generate a smaller portion of revenue from products sold in the post-acute setting. To further support this segment, particularly in wound care, we launched a value-based care services initiative designed to enhance outcomes while complementing our offerings in both surgical and post-acute markets. This post-acute strategy, which we referred to as Tissue Health Plus ("THP"), was focused on providing value-based wound care services. Through THP, we planned to offer a first of its kind value-based wound care program to payers and risk-bearing entities. This program was designed to enable payers to divest wound care spend risk, reduce wound related hospitalizations and improve patient quality of life. To further develop our value-based care strategy, we executed an investment and acquisition strategy to build telehealth services and acquire technologies to support the THP platform.

Since the second quarter of 2024, we managed our business on the basis of two operating and reportable segments: the Sanara Surgical segment and the THP segment.

Our intention in incubating THP was coupled with a goal to find an outside partner to buy or invest in the platform. Starting in 2024, we held several meetings and did significant outreach to find potential funding for THP. This effort included meetings with venture capital firms, strategic buyers, provider service companies, insurance companies and private equity firms. During the third quarter of 2025, following authorization from our Board of Directors, management initiated a review of strategic options for THP and formally engaged an investment bank to search for potential investors or purchasers. By mid-September 2025, we concluded that these efforts were unlikely to succeed within the timeline allocated by the Board of Directors and ended our engagement with the investment bank. Persistent losses related to THP and a lack of any firm commitments from potential investors led management and our Board of Directors to decide to discontinue THP's operations in mid-September 2025 and shift our focus exclusively on products and technologies for use in the surgical market.

As a result of this decision, THP met the accounting requirements to be classified under discontinued operations as of September 30, 2025. In accordance with generally accepted accounting principles in the United States ("GAAP"), the operations of THP are presented as discontinued operations in our Consolidated Balance Sheets and Consolidated Statements of Operations and, as such, have been excluded from continuing operations for all periods presented. As a result of the disposal of THP, we now have a single reportable segment. This determination is in accordance with Accounting Standards Codification 280, Segment Reporting.

Certain prior period amounts have been reclassified to conform to the current year presentation.

Summary of Our Key Products and Development Programs

We market and distribute surgical products to surgeons at hospitals and surgical centers. Our products are primarily sold in the U.S. surgical tissue repair market. We believe that we have the ability to drive our product pipeline from concept to preclinical and clinical development while meeting quality and regulatory requirements.

CellerateRX Surgical

CellerateRX Surgical is a Type I bovine hydrolyzed collagen indicated for the management of surgical, traumatic, and partial and full-thickness wounds as well as first- and second-degree burns. It is manufactured with a proprietary process. CellerateRX Surgical is sterilized, packaged and designed specifically for use in the operating room. CellerateRX Surgical is primarily purchased by hospitals and ambulatory surgical centers for use by surgeons to treat surgical wounds, including those associated with orthopedic, spine and trauma procedures. Additional surgical wounds that often benefit from the use of CellerateRX Surgical include general, vascular, plastic/reconstructive, cardiovascular, gynecologic, and urologic related procedures.

CellerateRX Surgical is used in operative cases where patients might have trouble healing normally due to underlying health complications. There is always a risk of complication with surgical wounds. This is especially true in patients with certain comorbidities, including obesity, diabetes and hypertension. These complications can include surgical wound infections, dehiscence (where an incision opens after primary closure) and necrosis. Surgeons use CellerateRX Surgical to complement the body's normal healing process. By supporting the body to heal normally without complications, improved patient outcomes are achieved, thereby reducing downstream costs related to complications (such as re-operation, longer hospitalization, re-admittance, extended rehabilitative care and other additional treatments). Surgical wound complications have become increasingly problematic due to the high rates of surgical patient comorbidities and the financial strain on insurance payors as well as hospitals that suffer exorbitant costs for readmission of these patients within 90 days of surgery.

BIASURGE

BIASURGE is a 510(k) cleared sterile no-rinse, advanced surgical solution used for wound irrigation. It contains an antimicrobial preservative effective against a broad spectrum of pathogenic microorganisms in the solution. BIASURGE is indicated for use in the mechanical cleansing and removal of debris, including microorganisms, from surgical wounds.

Other Products

TEXAGEN Amniotic Membrane Allograft is a multi-layer amniotic membrane allograft used as an anatomical barrier with robust handling that can be sutured for securement if needed.

BiFORM is an osteoconductive, bioactive, porous implant that allows for bony ingrowth across the graft site. It can be hydrated and used as a strip or molded into a putty to fill a bone defect.

ACTIGEN Verified Inductive Bone Matrix is a naturally derived, differentiated allograft matrix with robust handling properties.

ALLOCYTE Plus is a human allograft cellular bone matrix containing bone-derived progenitor cells and conformable bone fibers. These viable cellular allografts are ready to use upon thawing and have fibrous handling properties.

FORTIFY TRG Tissue Repair Graft ("FORTIFY TRG") is a freeze-dried, multi-layer small intestinal submucosa extracellular matrix sheet. The graft is 510(k) cleared for implantation to reinforce soft tissue, is terminally sterilized, has a thin profile, is available in multiple sizes, and can be cut to size to accommodate the patient's anatomy. FORTIFY TRG is provided sterile and can be hydrated with autologous blood fluid.

Our product portfolio includes other products that have an insignificant impact on our revenue at this time.

Tufts University License Agreement

On December 20, 2023, we signed an exclusive license agreement with Tufts University ("Tufts") to develop and commercialize patented technology covering 18 unique collagen peptides. As part of this agreement, we formed a new subsidiary, Sanara Collagen Peptides, LLC ("SCP"), and issued 10% of SCP's outstanding units to Tufts. SCP has exclusive rights to develop and commercialize new products based on the licensed patents and patents pending. SCP will pay royalties to Tufts based on net sales of licensed products and technologies. Under the exclusive license agreement, royalties will be calculated at a rate of 1.5% or 3%, depending on the type of product or technology developed. SCP will pay Tufts a minimum annual royalty of $50,000 on January 1 of the year following the first anniversary of the first commercial sale of the licensed products or technologies. SCP will pay Tufts a $100,000 minimum annual royalty on January 1 of each subsequent year during the royalty term specified in the exclusive license agreement. There have been no material accounting impacts and no royalties paid related to this arrangement as of December 31, 2025.

In connection with the shift in strategy discussed above, we are in the process of terminating the exclusive license agreement with Tufts and dissolving SCP in order to focus on developing and commercializing our surgical product portfolio.

Strategy

Our mission is to develop and commercialize transformative technologies to improve clinical outcomes and reduce healthcare expenditures in the surgical market. Within this mission, we strive to:

● *Deliver surgical solutions that matter for every customer and every procedure.* We plan to do this through a strong commitment to each of our stakeholders. For patients, we are focused on providing solutions that support the body's natural healing process and help reduce complications, enabling better recovery. For surgeons, we are focused on offering clinically proven tools designed to address real surgical challenges, so they can perform at their best for each patient they serve. For healthcare systems, we are focused on delivering evidence-based products that improve outcomes and help reduce complications, positioning healthcare systems to achieve quality metrics, control costs, and elevate care across networks. For distributor partners, we are focused on providing a broad portfolio of efficacious products, empowering their teams to present solutions to surgeons and ultimately improving clinical outcomes for the patients they support.

● *Drive additional market penetration as well as geographic expansion for our products.* We are actively working to expand our geographic footprint across the entire United States. We also intend to leverage our comprehensive product portfolio and relationships with key constituents to deepen our presence in the surgical markets. We believe the breadth and flexibility of the products we offer allow us to address a wide variety of surgical site needs, wound types and sizes and offer significant new opportunities for sales growth. In addition, we believe that as we continue to offer new products, our salesforce's ability to reach additional customers in new and existing geographic regions, while also penetrating further in existing customer accounts, will be enhanced.

● *Let "Prepare, Promote and Protect" continue to guide our approach to surgical care.* Our product portfolio strategy "Prepare, Promote and Protect" is the basis for our existing portfolio of surgical solutions, product development initiatives and related partnerships. Our products aid in the preparation of procedures and help reduce complications, most notably our mechanical cleansing solution, BIASURGE. Our products promote soft tissue and bone repair, including our orthobiologic products such as BiFORM, ACTIGEN, and ALLOCYTE Plus. Our products protect the surgical wound environment, including CellerateRX Surgical, which utilizes hydrolyzed collagen technology to support wound healing and tissue repair and has been clinically shown to reduce complications.

● *Launch new innovative products.* We have partnered with Biomimetic Innovations Limited to commercialize additional products such as OsStic BioAdhesive, the first true bioadhesive for advanced fixation, which is estimated to be introduced to the U.S. commercial market in the first quarter of 2027. We expect products like OsStic BioAdhesive to deepen our portfolio of technologies that improve surgical site outcomes. We are focused on offering additional products that are more efficacious than competing products and provide a stronger value proposition (e.g., lower total cost to heal and less time to heal, leading to reduced healthcare system costs).

Competitive Strengths

● *Differentiated surgical technologies.* We believe our products address key challenges, facilitate improved outcomes, and reduce overall costs. We offer products that specifically address common surgical site complications. We believe our products facilitate improved outcomes for patients and lower the overall cost of care.

● *Proven commercial strategy.* We believe we have a proven commercial strategy and scalable model with multiple drivers to facilitate strong growth. Our commercial distribution network has delivered strong results, achieved significant commercial scale and demonstrated operating leverage. As of the end of 2025, our team has secured product contracts with more than 4,000 hospitals and engaged surgeons in key specialties across the United States.

● *Pipeline of innovative products.* We have a pipeline of compelling surgical products. We believe the efficacy of our products will be demonstrated via clinical and health economic outcomes data, facilitating their expanded adoption, while lowering the overall cost of treatment for healthcare systems and payors.

● *Experienced senior leadership team with a multi-year track record of execution in the surgical market.* We are led by a dedicated and seasoned senior leadership team with significant industry experience who have successfully executed our strategy in the surgical market to date by introducing and commercializing multiple products and technologies through investment in new areas of growth. We believe our leadership team has the vision, experience, and expertise required to guide and successfully implement our future growth strategy.

Research, Clinical and Economic Evaluation

Our portfolio continues to gain validation as a clinically effective and economic value solution for the management of surgical wounds. Building on the evidence, new research published during the most recent twelve months has strengthened our preclinical, clinical and health economic data.

Preclinical and Translational Research

CellerateRX Surgical continues to demonstrate efficacy and safety across a range of challenging wound types and patient populations, as supported by both preclinical and clinical research. The *in vitro* studies have demonstrated the differentiated effects of CellerateRX Surgical on mammalian cells compared to competitor products, supporting the growing body of evidence pertaining to the bioactivity of the product and individual hydrolyzed collagen peptide components, beyond what is currently reported in the general literature. In animal model studies conducted by multiple academic institutions, CellerateRX Surgical demonstrated contribution to the proper wound healing environment, supporting resolution of local inflammation, improvement in tissue perfusion, accelerated wound closure and increased breaking strength of repaired skin. This translational research aligns with previously published scientific research and clinical literature, furthering the mechanistic contributions of hydrolyzed collagen in optimizing the surgical wound healing environment. Ongoing research continues to explore the unique benefits of hydrolyzed collagen in the quality of surgical wound tissue supported care.

In November 2025, additional preclinical research on BIASURGE was published in *The Journal of Arthroplasty*, titled *"The in vitro Performance of Surgical Irrigation Solutions in Preventing Biofilm Formation on Implants."* In this comparative, *in vitro* study, the use of BIASURGE demonstrated statistical significance and meaningful prevention of biofilm formation compared to saline controls and competitive comparators across common orthopedic implant surfaces: stainless steel, titanium, cobalt-chrome and polyethylene. At clinically relevant two-minute exposure times, BIASURGE exhibited high antimicrobial efficacy with low cytotoxicity, supporting fibroblast recovery above standard biocompatibility thresholds. By contrast, benzalkonium chloride solutions exhibited persistent cytotoxic effects. These results highlight BIASURGE's potential as a clinically preferred irrigation solution for reducing implant-associated infection risk without compromising cell viability.

Together, the CellerateRX Surgical and BIASURGE preclinical findings express our commitment to biologically active and safe technologies that address both infection control and quality wound repair in surgical environments.

Clinical Research and Outcomes

In addition to preclinical findings, multiple peer-reviewed studies have been published over the past year evaluating CellerateRX Surgical in various surgical procedures and expanding and corroborating previous studies.

For example, recent research includes a study titled *"Adjuvant Hydrolyzed Collagen Powder in High-Risk Patients with Large Soft-Tissue Defects Undergoing Orthoplastic Limb Preservation Surgery,"* which demonstrated that the adjunctive use of CellerateRX Surgical in combination with reconstructive flap and graft procedures supported consistent wound closure and enhanced granulation in patients with extensive limb injuries and compromised healing cascades. Treatment with adjunctive hydrolyzed collagen promoted earlier graft take, resulting in improved limb preservation and reduced infection outcomes. Another publication, *"A Novel Approach to Vulvectomy Care: The Role of Hydrolyzed Collagen Surgical Powder,"* evaluated hydrolyzed collagen as an adjunctive therapy in complex vulvectomy surgical wound management. Patients treated with CellerateRX Surgical exhibited improved epithelialization, reduced exudate and fewer dressing changes compared with historical care models, illustrating the benefit of CellerateRX Surgical in facilitating healing within moist, high-shear environments.

A 2025 retrospective case series titled *"Intraoperative Use of Hydrolyzed Collagen Powder in Morbidly Obese Patients Undergoing Direct Anterior Approach Total Hip Arthroplasty"* evaluated the application of CellerateRX Surgical during anterior hip replacement in patients with a preoperative body mass index (BMI) >40 kg/m², a group recognized as being at markedly increased risk for wound complications and infection. In this series, hydrolyzed collagen was applied intraoperatively to the fascial plane prior to skin closure. In all four patients, complete wound healing was achieved without dehiscence, seroma or infection within three months post-procedure. The intraoperative CellerateRX Surgical placement was safe, synergistic with the surgical procedure and effective in eliminating dead space and enhancing closure quality. Collectively, these case series data support reduced superficial wound complications and periprosthetic joint infection risk in high-risk arthroplasty patients. In a cross-specialty evaluation, a study titled *"Evaluation of CellerateRX Utility in Reducing Groin Complications after Femoral Exposure"* examined outcomes in high-risk vascular surgery patients and found that use of CellerateRX Surgical was associated with a notable reduction in groin wound complications and dehiscence compared with standard care, confirming earlier evidence of decreased infection rates and improved tissue integrity.

Collectively, these studies reinforce the expanding clinical applicability of our hydrolyzed collagen technology, CellerateRX Surgical, across orthopedic, reconstructive, plastic, vascular and general surgical specialties. Consistent findings of improved wound closure, reduced complication rates and quality of tissue repair demonstrate the broad therapeutic application of CellerateRX Surgical as a bioactive adjunct for surgical wound management. These new data bolster previously published findings in spinal (Dickerman, 2017; Hotchkiss, 2021; Gitelman, 2022) and broad elective surgical specialties (Nowrouzi, 2023) demonstrating reduced surgical site infections, enhanced wound strength and measurable cost savings, strengthening the multi-year evidence compendium supporting CellerateRX Surgical as a value-enhancing solution.

ALLOCYTE Plus was featured in a long-term clinical study published in the *Journal of Spine & Neurosurgery* (Dorchak and Burkus, 2025). This study evaluated outcomes of lumbar spinal fusions using a cryopreserved viable cellular bone allograft as a standalone graft substitute. Ten patients followed for 24-36 months demonstrated universal radiographic fusion by six months post-operation, with sustained improvements in neurological and clinical outcomes at final follow-up. No complications, graft failures or revision surgeries were reported. The advanced cryopreservation technology preserved high cell viability (~92%) without dimethyl sulfoxide, maintaining viable mesenchymal stem cells and osteoprogenitor populations capable of osteogenesis. These findings indicate that ALLOCYTE Plus provides a safe, biologically active alternative to autogenous iliac crest bone grafts, eliminating donor-site morbidity while achieving durable arthrodesis outcomes.

Economic and Clinical Value

In March 2026, we announced the publication of a peer-reviewed health economic study in the *Journal of Medical Economics* titled *"Evaluating the Economic and Clinical Value of CellerateRX Surgical Powder in the Management of Spine Surgery Wounds."* The study evaluated the cost-effectiveness of CellerateRX Surgical as an adjunct to standard of care for managing acute spinal surgery wounds in high-risk patient populations. Using published clinical data, researchers modeled postoperative complications, hospital readmissions and surgical revision procedures over a one-year period. Clinical efficacy was measured in quality-adjusted life years ("QALY"), and direct medical costs were assessed in 2025 U.S. dollars. Results demonstrated that CellerateRX Surgical achieved a dominant cost-effectiveness profile compared to standard care alone, yielding improved outcomes at reduced costs. Specifically, CellerateRX Surgical averaged a cost savings of $3,852 per patient, a QALY gain of 0.007 and a net monetary benefit of $4,542. The primary contributors to cost reductions were decreases in readmissions and revision procedures, which accounted for approximately $2,238 and $835 of the total savings, respectively. Furthermore, CellerateRX Surgical maintained economic dominance in more than 99% of clinical variability simulations. Researchers concluded that integrating CellerateRX Surgical into standard wound management protocols for high-risk spinal surgery patients enhances both clinical outcomes and cost efficiency, reinforcing its role as a value-driven component of the perioperative care surgical bundle.

Building upon this scientific foundation, we plan to advance prospective multicenter studies and translational research to further validate the real-world performance of our current and future portfolio technologies, further aligning our mission to improve surgical outcomes and reduce healthcare expenditures.

Intellectual Property

Since our acquisition of assets from Rochal Industries, LLC ("Rochal") in July 2021, and our acquisition of assets from The Hymed Group Corporation ("Hymed") and Applied Nutritionals, LLC ("Applied") in August 2023 (the "Applied Asset Purchase"), our research and development activities have included internally developing additional proprietary products for the surgical market and actively working with third-party research and development partners. For our internally developed products, we seek patent protection for our inventions to protect and differentiate our products and establish a defense against third-party infringement claims. With the aim of optimizing commercial and regulatory success, our proprietary technology and innovative applications thereof are protected by product, system, process and method-of-use patent claims. We believe that our granted patents and pending applications collectively protect our internally developed intellectual property, both in terms of our existing products, as well as our anticipated pipeline of new offerings.

In July 2021, we acquired certain assets from Rochal, including intellectual property. With respect to the assets we acquired from Rochal and products developed following the Rochal acquisition, our patent portfolio includes, among others, 11 issued U.S. patents, including U.S. Patent No. 8,829,053 entitled "Biocidal Compositions and Methods of Using the Same" expiring December 7, 2031 (foreign patents expiring December 6, 2032) and supported by an additional U.S. patent expiring June 20, 2041 relating to BIASURGE Surgical Irrigation, BIAKŌS Antimicrobial Skin & Wound Cleanser and BIAKŌS Antimicrobial Wound Gel, as well as over 200 issued patents in foreign jurisdictions. Following the Applied Asset Purchase in August 2023, our portfolio also now includes, among others, ten additional U.S. patent applications, five trademarks, four 510(k) clearances and various domain names.

In 2024, our research and development team submitted 11 provisional patent applications covering innovations in proprietary antimicrobial technologies and hydrolyzed collagen technologies. These applications encompass novel product formats and target a range of treatment applications. Key advancements include unique collagen formulations designed to enhance antimicrobial efficacy and optimize healing outcomes across diverse medical indications. In 2025, these 11 provisional patent applications were converted into non-provisional filings, with corresponding U.S. and PCT applications submitted, and as of the date of this report, all applications are pending. An additional three provisional patents were filed in 2025, further expanding the breadth of intellectual property protection and indicating our future platform development efforts.

Our pending patent applications and new filings are representative of our ongoing efforts to broaden our portfolio as we continue developing new products focused on the surgical market. We intend to defend our intellectual property as we believe necessary by actively pursuing any infringements. Additionally, we are focused on continuing to develop our portfolio of patents, brands and trademarks, pursuing any incremental commercial opportunities that our patents provide and pursuing patents for new products as they are developed.

Sales and Marketing

As of December 31, 2025, we employed 40 U.S. based field sales representatives. Our field sales representatives are recruited based on their extensive industry experience and professional performance. We constantly evaluate new markets and opportunities to add to our sales teams.

Our surgical products are sold through a growing network of surgical specialty distributors and Company representatives who are credentialed to demonstrate the products in surgical settings. Field sales representatives are initially trained through an internal learning management system, "SanaraU," which gives them further product and surgical specialty training, including wound etiology, operating room etiquette and credentialing requirements. After completing their internal training, newly hired field sales representatives participate in field training with our experienced field sales representatives in order to obtain real world training and gain additional insights into best practices. The initial training period lasts approximately eight weeks. Field sales representatives are supported by regularly updated training modules on product information and best practices.

A key component of our sales efforts involves working with physicians and clinicians to champion our products in their facilities. We work closely with surgeons and health system stakeholders to demonstrate the efficacy and beneficial impact of our surgical products and successfully navigate the hospital value analysis committee approval process, allowing our products to be sold in those facilities. If our sales efforts are successful, the clinicians then advocate for the use of our products when medically necessary.

Manufacturing, Supply and Production

We do not own or operate our own manufacturing facilities. We rely on contract manufacturers to supply our products. Our contract manufacturing strategy is intended to drive cost leverage through scale and avoid high capital outlays and fixed costs associated with constructing and operating manufacturing facilities. Our manufacturing partners have internal compliance processes to maintain the high quality and reliability of our products.

Reimbursement, Clinical Validation and Clinical Utility

Our products are not subject to reimbursement risk and are all sold as Diagnosis Related Group products within the operating room suite. Our strategy is focused on continued innovation and the development of clinical evidence to validate clinical utility of our products, including clinical data, real-world evidence and health economic analyses intended to demonstrate product performance, clinical relevance and economic value to patients and the totality of the healthcare system. The data that must be gathered for decision support is directed by third-party payors and government regulators.

Competition

The surgical wound care market is served by several large, multi-product line companies as well as a number of small companies. Our products compete with surgical wound irrigation products and biomaterial products. Manufacturers and distributors of competitive products include Medline Industries, Inc., Irrimax Corporation, Becton Dickinson and Company, Solventum, Integra LifeSciences Holdings Corporation and numerous others. Many of our competitors are significantly larger than we are and have greater financial and personnel resources.

Government Regulation

Our operations are subject to comprehensive federal, state and local laws and regulations in the jurisdictions in which we or our research and development partners or affiliates do business. The laws and regulations governing our business and interpretations of those laws and regulations are subject to frequent change. Our ability to operate profitably will depend in part upon our ability, and that of our research and development partners and affiliates, to operate in compliance with applicable laws and regulations. The laws and regulations relating to medical products that apply to our business and that of our partners and affiliates continue to evolve, and we must, therefore, devote significant resources to monitoring developments in legislation, enforcement, and regulation in such areas. As the applicable laws and regulations change, we are likely to make conforming modifications in our business processes from time to time. We cannot provide assurance that a review of our business by courts or regulatory authorities will not result in determinations that could adversely affect our operations or that the regulatory environment will not change in a way that restricts our operations.

U.S. Food and Drug Administration Regulation

Our medical products and operations are regulated by the U.S. Food and Drug Administration (the "FDA") and other federal and state agencies. Most of the products we currently market are regulated as medical devices in the United States under the Federal Food, Drug, and Cosmetic Act ("FDCA"), as implemented and enforced by the FDA. The FDA regulates the development, testing, manufacturing, labeling, packaging, storage, installation, servicing, advertising, promotion, marketing, distribution, import, export and market surveillance of our medical devices.

In addition, we market certain products for use in surgical wound care regulated by the FDA under Section 361 of the Public Health Service Act ("PHSA") (42 U.S.C. § 264) and 21 C.F.R. Part 1271.

Device Premarket Regulatory Requirements

Before being introduced into the U.S. market, each medical device must obtain marketing clearance from the FDA through the 510(k) premarket notification process, the *de novo* classification process (summarized below), or the premarket approval application ("PMA") process, unless they are determined to be Class I devices or to otherwise qualify for an exemption from one of these available forms of premarket review and authorization by the FDA. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurance of safety and effectiveness. Classification of a device is important because the class to which a device is assigned determines, among other things, the necessity and type of FDA review required prior to marketing the device. Class I devices are those for which reasonable assurance of safety and effectiveness can be assured by adherence to general controls that include compliance with the applicable portions of the FDA's Quality Management System Regulation ("QMSR"), as well as regulations requiring facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising and promotional materials. The Class I designation also applies to devices for which there is insufficient information to determine that general controls are sufficient to provide reasonable assurance of the safety and effectiveness of the device or to establish special controls to provide such assurance, but that are not life-supporting or life-sustaining or for a use which is of substantial importance in preventing impairment of human health, and that do not present a potential unreasonable risk of illness or injury.

Class II devices are those for which general controls alone are insufficient to provide reasonable assurance of safety and effectiveness and there is sufficient information to establish "special controls." These special controls can include performance standards, post-market surveillance requirements, patient registries and FDA guidance documents describing device-specific special controls. While most Class I devices are exempt from the 510(k) premarket notification requirement, most Class II devices require a 510(k) premarket notification prior to commercialization in the United States; however, the FDA has the authority to exempt Class II devices from the 510(k) premarket notification requirement under certain circumstances. As a result, manufacturers of most Class II devices must submit 510(k) premarket notifications to the FDA under Section 510(k) of the FDCA (21 U.S.C. § 360(k)) in order to obtain the necessary clearance to market or commercially distribute such devices. To obtain 510(k) clearance, manufacturers must submit to the FDA adequate information demonstrating that the proposed device is "substantially equivalent" to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to PMA, meaning, (i) a device that was legally marketed prior to May 28, 1976 ("preamendment device") and for which a PMA is not required, (ii) a device that has been reclassified from Class III to Class II or I, or (iii) a device that was found substantially equivalent through the 510(k) process. If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If there is no adequate predicate to which the manufacturer can compare its proposed device, the proposed device is automatically classified as a Class III device. In such cases, the device manufacturer must then fulfill the more rigorous PMA requirements or can request a risk-based classification determination for the device in accordance with the *de novo* classification process.

The *de novo* classification process allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its device to Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA. Under the Food and Drug Administration Safety and Innovation Act of 2012 ("FDASIA"), the FDA is required to classify a device within 120 days following receipt of the *de novo* classification request. If the manufacturer seeks reclassification into Class II, the classification request must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. The FDA may reject the classification request if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed.

Devices that are intended to be life sustaining or life supporting, devices that are implantable, devices that present a potential unreasonable risk of harm or are of substantial importance in preventing impairment of health and devices that are not substantially equivalent to a predicate device are placed in Class III and generally require FDA approval through the PMA process, unless the device is a preamendment device not yet subject to a regulation requiring premarket approval. The PMA process is more demanding than the 510(k) premarket notification process. For a PMA, the manufacturer must demonstrate through extensive data, including data from preclinical studies and clinical trials, that the device is safe and effective. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA's review often takes significantly longer, and can take up to several years. Before approving a PMA, the FDA generally also performs an on-site inspection of manufacturing facilities for the product to ensure compliance with the QMSR.

Clinical trials are almost always required to support PMAs and are sometimes required to support 510(k) submissions. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA's investigational device exemption ("IDE") regulations that govern investigational device labeling, prohibit promotion of the investigational device and specify recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a "significant risk," as defined by the FDA, the agency requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. The IDE will automatically become effective 30 days after receipt by the FDA, unless the FDA denies the application or notifies the company that the investigation is on hold and may not begin until the sponsor provides supplemental information about the investigation that satisfies the FDA's concerns. If the FDA determines that there are deficiencies or other concerns with an IDE that require modification of the study, the FDA may permit a clinical trial to proceed under a conditional approval. In addition, the study must be approved by, and conducted under the oversight of, an institutional review board ("IRB"), for each clinical site. If the device presents a non-significant risk to the patient according to criteria established by the FDA as part of the IDE regulations, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate authorization from the FDA, but must still comply with abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements.

Device Postmarket Regulatory Requirements

After a device is cleared or approved for commercialization, and prior to marketing, numerous regulatory requirements apply to the various entities responsible for preparing a device for distribution, including the manufacturer (including specification developer), contract manufacturers, relabelers/repackagers, sterilizers and initial importer, as applicable. These include:

- establishment registration and device listing;
- development of a quality management system, including establishing and implementing procedures to design and manufacture devices in compliance with the QMSR (unless a device category is exempt from this requirement by the FDA, such as in the case of many Class I devices);
- labeling regulations that prohibit the promotion of products for uncleared or unapproved uses (known as off-label uses), as well as requirements to provide accurate and non-misleading information and adequate information on both risks and benefits of the device;
- the FDA's unique device identification requirements that call for a unique device identifier on device labels, packages, and in some cases, on the device itself, and submission of data to the FDA's Global Unique Device Identification Database;
- medical device reporting regulations that require manufacturers to report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;
- corrections and removal reporting regulations that require manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; and
- postmarket surveillance regulations, which apply to Class II or Class III devices if the FDA has issued a postmarket surveillance order and the failure of the device would be reasonably likely to have serious adverse health consequences, the device is expected to have significant use in the pediatric population, the device is intended to be implanted in the human body for more than one year, or the device is intended to be used to support or sustain life and to be used outside a user facility.

We and our research and development partners and contract manufacturers are subject to periodic scheduled or unscheduled inspections by the FDA. If the FDA believes we or any of our research and development partners or contract manufacturers are not in compliance with the QMSR, or other postmarket requirements, it has broad authority to take significant enforcement actions to compel compliance. Specifically, if the FDA determines that we or our research and development partners or contract manufacturers failed to comply with applicable regulatory requirements, the agency can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
- customer notifications or repair, replacement or refunds;
- mandatory recalls, withdrawals, or administrative detention or seizure of our products;
- operating restrictions or partial suspension or total shutdown of production;
- refusing or delaying requests for 510(k) marketing clearance or approval of premarket approval applications relating to new products or modified products;
- reclassifying a 510(k) cleared device or withdrawing PMA approval;
- refusal to grant export approvals for our products; or
- pursuing criminal prosecution.

Any such enforcement action by the FDA would have a material adverse effect on our business. In addition, these regulatory controls, as well as any changes in FDA policies, can affect the time and costs associated with the development, introduction, and continued availability of new products.

HCT/P Regulatory Requirements

Some of the products we currently market are regulated as biologics, more specifically as human cells, tissues, and cellular and tissue-based products ("HCT/Ps"). They include (i) TEXAGEN, (ii) ACTIGEN, and (iii) ALLOCYTE Plus. HCT/Ps are regulated by the FDA's Center for Biologics Evaluation and Research ("CBER") or Center for Devices and Radiological Health ("CDRH") depending on the type of product, how it is manufactured and its intended uses. HCT/Ps that meet all of the criteria described in 21 C.F.R. § 1271.10(a) are regulated by the CBER under Section 361 of the PHSA (42 U.S.C. § 264) and 21 C.F.R. Part 1271 only ("361 Products"). Although 361 Products do not require premarket review by the FDA prior to commercialization, manufacturers of 361 Products must register with the FDA, submit a list of HCT/Ps manufactured, and comply with donor eligibility requirements and current good tissue practices ("cGTP"), among other things.

Federal Trade Commission Regulatory Oversight

Our advertising for our products is subject to federal truth-in-advertising laws enforced by the Federal Trade Commission (the "FTC"), as well as comparable state consumer protection laws. Under the Federal Trade Commission Act ("FTC Act"), the FTC is empowered, among other things, to (a) prevent unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce; (b) seek monetary redress and other relief for conduct injurious to consumers; and (c) gather and compile information and conduct investigations relating to the organization, business, practices, and management of entities engaged in commerce. The FTC has very broad enforcement authority, and failure to abide by the substantive requirements of the FTC Act and other consumer protection laws can result in administrative or judicial penalties, including civil penalties, injunctions affecting the manner in which we would be able to market products in the future, or criminal prosecution.

Fraud and Abuse and Transparency Laws and Regulations

Our business activities (and the business activities of our research and development partners and affiliates), including, but not limited to, research, sales, promotion, distribution and medical education, are subject to regulation by numerous federal and state regulatory and law enforcement authorities in the United States, including the Department of Justice, the Department of Health and Human Services and its various divisions, the Centers for Medicare and Medicaid Services, the Health Resources and Services Administration, the Department of Veterans Affairs, the Department of Defense, and state and local governments. Our business activities must comply with numerous healthcare laws, including, but not limited to, anti-kickback and false claims laws and regulations as well as data privacy and security laws and regulations, which are described below.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting, or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, furnishing, or order of any item or service reimbursable under Medicare, Medicaid, or other federal healthcare programs, in whole or in part. The term "remuneration" has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. There are certain statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly, and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The Patient Protection and Affordable Care Act, of 2010, as amended (the "ACA"), modified the intent requirement under the Anti-Kickback Statute to a stricter standard, such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA also provided that a violation of the federal Anti-Kickback Statute is grounds for the government or a whistleblower to assert that a claim for payment of items or services resulting from such violation constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act (the "FCA"). The ACA further created new federal requirements for reporting, by applicable manufacturers of covered drugs, payments and other transfers of value to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members.

The federal civil FCA, prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or avoiding, decreasing, or concealing an obligation to pay money to the federal government. A claim includes "any request or demand" for money or property presented to the U.S. government. The civil FCA has been used to assert liability on the basis of kickbacks and other improper referrals, improperly reported government pricing metrics such as Best Price or Average Manufacturer Price, or submission of inaccurate information required by government contracts, improper use of Medicare provider or supplier numbers when detailing a provider of services, improper promotion of off-label uses not expressly approved by the FDA in a drug's label, and allegations as to misrepresentations with respect to the products supplied or services rendered. Several pharmaceutical and other healthcare companies have further been sued under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Intent to deceive is not required to establish liability under the civil FCA; however, a change in Department of Justice policy now prohibits enforcement actions for knowing violations of law based on noncompliance with agency subregulatory guidance. Civil FCA actions may be brought by the government or may be brought by private individuals on behalf of the government, called "qui tam" actions. If the government decides to intervene in a qui tam action and prevails in the lawsuit, the individual will share in the proceeds from any fines or settlement funds. If the government declines to intervene, the individual may pursue the case alone. Since 2004, these FCA lawsuits against pharmaceutical companies have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements, as much as $3.0 billion, regarding certain sales practices and promoting off-label drug uses. Civil FCA liability may be imposed for Medicare or Medicaid overpayments, for example, overpayments caused by understated rebate amounts, that are not refunded within 60 days of discovering the overpayment, even if the overpayment was not caused by a false or fraudulent act.

The government may further prosecute conduct constituting a false claim under the criminal FCA. The criminal FCA prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike the civil FCA, requires proof of intent to submit a false claim. The civil monetary penalties statute is another potential statute under which drug and device companies may be subject to enforcement. Among other things, the civil monetary penalties statute imposes fines against any person who is determined to have presented, or caused to be presented, claims to a federal healthcare program that the person knows, or should know, is for an item or service that was not provided as claimed or is false or fraudulent.

The Health Insurance Portability and Accountability Act ("HIPAA") also created federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, a healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense, and knowingly and willfully falsifying, concealing, or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items, or services relating to healthcare matters. The ACA, as amended, modified the intent requirement under the certain portions of these federal criminal statutes such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. The ACA further created federal requirements for reporting, by applicable manufacturers of covered therapeutics, payments and other transfers of value to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members.

Many states have also adopted laws similar to each of the above federal laws, which may be broader in scope and apply to items or services reimbursed by any third-party payor, including commercial insurers, and some have transparency laws that require reporting price increases and related information. Certain state laws also regulate manufacturers' use of prescriber-identifiable data. Certain states also require implementation of commercial compliance programs and compliance with the pharmaceutical industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments or the provision of other items of value that may be made to healthcare providers and other potential referral sources; impose restrictions on marketing practices; or require drug manufacturers to track and report information related to payments, gifts, and other items of value to physicians and other healthcare providers. These laws may affect our future sales, marketing, and other promotional activities by imposing administrative and compliance burdens.

If our operations are found to be in violation of any of the laws or regulations described above or any other laws that apply to us, we may be subject to penalties or other enforcement actions, including criminal and significant civil monetary penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, corporate integrity agreements, debarment from receiving government contracts or refusal of new orders under existing contracts, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

U.S. Federal and State Health Information Privacy and Security Laws

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personally identifiable information ("PII"), including health information. In particular, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its respective implementing regulations, establishes privacy and security standards that limit the use and disclosure of protected health information ("PHI"), and require the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form. Our affiliated network providers and our hospital, health system and other provider clients are all regulated as covered entities under HIPAA. Since the effective date of the HIPAA Omnibus Final Rule on September 23, 2013, HIPAA's requirements are also directly applicable to the independent contractors, agents and other "business associates" of covered entities that create, receive, maintain or transmit PHI in connection with providing services to covered entities. We are a business associate under HIPAA when we are working on behalf of our affiliated providers.

Violations of HIPAA may result in civil and criminal penalties. A single breach incident can result in violations of multiple standards. We must also comply with HIPAA's breach notification rule. Under the breach notification rule, covered entities must notify affected individuals without unreasonable delay in the case of a breach of unsecured PHI, which may compromise the privacy, security or integrity of the PHI. In addition, notification must be provided to Health and Human Services ("HHS") and the local media in cases where a breach affects more than 500 individuals. Breaches affecting fewer than 500 individuals must be reported to HHS on an annual basis. The regulations also require business associates of covered entities to notify the covered entity of breaches by the business associate.

State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA covered entities and their business associates for compliance. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator. In light of the HIPAA Omnibus Final Rule, recent enforcement activity, and statements from HHS, we expect increased federal and state HIPAA privacy and security enforcement efforts. HIPAA also required HHS to adopt national standards establishing electronic transaction standards that all healthcare providers must use when submitting or receiving certain healthcare transactions electronically.

Many states in which we or our research and development partners may operate also have laws that protect the privacy and security of sensitive and personal information, including health information. These laws may be similar to or even more protective than HIPAA and other federal privacy laws. For example, the laws of the State of California are more restrictive than HIPAA. Where state laws are more protective than HIPAA, we must comply with the state laws to which we are subject, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused.

In addition to HIPAA and state health information privacy laws, we may be subject to other state and federal privacy laws, including laws that prohibit unfair privacy and security practices and deceptive statements about privacy and security and laws that place specific requirements on certain types of activities, such as data security and texting.

In recent years, there have been a number of well-publicized data breaches involving the improper use and disclosure of PII and PHI. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials. In addition, under HIPAA and pursuant to the related contracts that we enter into with our business associates, we must report breaches of unsecured PHI to our contractual partners following discovery of the breach. Notification must also be made in certain circumstances to affected individuals, federal authorities and others.

Employees

As of December 31, 2025, we had a staff of 108 full-time employees.

Corporate Information

We were incorporated in Texas on December 14, 2001. Our principal executive offices are located at 1200 Summit Ave, Suite 414, Fort Worth, Texas 76102, telephone number (817) 529-2300. Our website address is www.sanaramedtech.com. Information accessed through our website is not incorporated into this annual report and is not a part of this annual report.

Available Information

The Company electronically files reports with the Securities and Exchange Commission (the "SEC"). The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Copies of the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments to those reports filed or furnished to the SEC are also available free of charge through the Company's investor relations website (https://ir.sanaramedtech.com) as soon as reasonably practicable after electronically filing with or otherwise furnishing such information to the SEC and are available in print to any shareholder who requests them.

ITEM 1A. RISK FACTORS

The risks below are those that we believe are the material risks that we currently face but are not the only risks facing us and our business. If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected. Below is a summary of our risk factors with a more detailed discussion following.

- We have had a history of losses, which may continue as we expand our selling efforts.
- Our revenue growth for a particular period is difficult to predict, and a shortfall in forecasted revenues may harm our operating results.
- Failure to manage our growth strategy could harm our business.
- If we are unable to compete within our markets or our products do not gain market acceptance, our financial condition and operating results could suffer.
- Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
- If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud and our business may be harmed and our stock price may be adversely impacted.
- Our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations.
- Our outstanding indebtedness is subject to certain operating and financial covenants that restrict our business and financing activities and may adversely affect our cash flow and our ability to operate our business.
- We rely on our research and development partners to design, manufacture and supply certain products we have licensed for marketing. If we or one of our partners fails to perform adequately, fulfill our needs, or comply with regulations, we may be required to incur significant costs or even be subject to enforcement actions. We also may face significant delays in our product introductions and commercialization.
- Revenue generated from the sale of certain products is dependent on license agreements with certain manufacturers, and the termination of any of these license agreements could harm our business.
- Certain of our product candidates are still under development, and we may not be able to successfully commercialize any of these product candidates.
- Our future success will largely depend on our ability to maintain and further grow clinical acceptance and adoption of our products, and we may be unable to adequately educate healthcare practitioners on the use and benefits of our products.
- Disruption of, or changes in, our distribution model or customer base could harm our sales and margins.
- Interruptions in the supply of our products or inventory loss may adversely affect our business, financial condition and results of operations.
- Failure of any third-party clinical study to demonstrate desired outcomes in proposed endpoints could have a negative impact on our business performance.
- Increased prices for, or unavailability of, raw materials used in our products could adversely affect our business, financial condition and results of operations.
- If we are unable to adequately protect our intellectual property rights, we may not be able to compete effectively.
- CellerateRX Surgical has no comprehensive patent protection. CellerateRX Surgical may be subject to competition from the sale of substantially equivalent products that could adversely affect our business and operations.
- We may be found to infringe on or violate the intellectual property rights of others.

- Our business is affected by numerous regulations relating to the development, manufacture, distribution, labeling, marketing and sale of our products.

- We are subject to various governmental regulations relating to the labeling, marketing and sale of our products.

- If we fail to obtain or experience significant delays in obtaining regulatory clearances or approvals to market future medical device products, we will be unable to commercialize these products until such clearance or approval is obtained.

- Delays in, or changes to, the FDA clearance and approval processes or ongoing regulatory requirements could make it more difficult for us to obtain FDA clearance, or approval of new products, or comply with ongoing requirements.

- Disruptions in the FDA and other government agencies caused by leadership changes, funding shortages, or other legal or political pressures could hinder their ability to hire and retain key personnel, provide regulatory clarity, or otherwise prevent new products from being developed or commercialized in a timely manner or hinder our ability to continue marketing existing commercial products, which could negatively impact our business.

- We rely on our research and development partners to comply with applicable laws and regulations relating to product classification and when and what types of FDA marketing authorizations are needed to lawfully commercialize a new or updated medical product in the United States.

- We and our employees and contractors are subject, directly or indirectly, to federal, state and foreign healthcare fraud and abuse laws, including false claims laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

- Our and/or our research and development partners' use of PII, including health information, is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could have a material adverse effect on our client base, business, financial condition and results of operations.

- Our officers, employees, independent contractors, principal investigators, consultants and commercial partners may engage in misconduct or activities that are improper under other laws and regulations, which would create liability for us.

- We could be adversely affected if healthcare reform measures substantially change the market for medical care or healthcare coverage in the United States.

- Defects, failures or quality issues associated with our products could lead to product recalls or safety alerts, adverse regulatory actions, product liability lawsuits and other litigation and negative publicity that could materially adversely affect our reputation, business, results of operations and financial condition.

Risks Related to How We Operate Our Business

We have had a history of losses, which may continue as we expand our selling efforts.

We have incurred net losses in most years since we began our current operations in 2004. We plan to continue making investments in our sales force and clinical programs, which substantially increase our operating expenses. Consequently, we will need to continue our revenue growth to become profitable in future periods. If we fail to achieve profitability, our stock price may decline, and you may lose part or all of your investment.

Our revenue growth for a particular period is difficult to predict, and a shortfall in forecasted revenues may harm our operating results.

Our revenue growth and results of operations are potentially difficult to predict. We plan our operating expense levels based primarily on forecasted revenue levels. A shortfall in revenue could lead to operating results being below expectations, as we may not be able to quickly reduce our fixed expenses in response to short-term revenue shortfalls. We have experienced fluctuations in revenue and operating results from quarter to quarter and anticipate that these fluctuations will continue until we achieve a critical mass with our product and service sales. These fluctuations can result from a variety of factors, including:

- economic conditions worldwide, including increases in inflation, as well as economic conditions specific to the healthcare industry, which could affect the ability of surgical facilities to purchase our products and could result in a reduction in elective operative procedures;

- governmental regulations, including those adopted in response to pandemics or other potential outbreaks;

- the uncertainty surrounding our ability to attract new customers and retain existing customers;

- the length and variability of our sales cycle, especially gaining approvals for the use of our products in additional hospitals and surgery centers, which makes it difficult to forecast the quarter in which our sales will occur;

- issues including delays in the sourcing of our products;

- the timing of regulatory approvals;

- the timing of operating expense relating to the expansion of our business and operations;

- changes in the pricing of our products and those of our competitors;

- the development of new surgical wound care products or product enhancements by our competitors; and

- actual events, circumstances, outcomes and amounts differing from assumptions and estimates used in preparing our operating plan and how well we execute our strategy and operating plans.

As a consequence, operating results for a particular future period are difficult to predict and prior results are not necessarily indicative of future results. Any of the foregoing factors, or any other factors discussed elsewhere herein, could have a material adverse effect on our business.

Failure to manage our growth strategy could harm our business.

Our ability to successfully implement our business plan and develop, market and sell our surgical products and technologies requires an effective plan for managing our future growth. Future expansion efforts will be expensive and may strain our internal operating resources. To manage future growth effectively, we must maintain and enhance our financial and accounting systems and controls, integrate new personnel and manage expanded operations. If we do not manage growth properly, it could harm our operating results and financial condition.

If we are unable to compete within our markets or our products do not gain market acceptance, our financial condition and operating results could suffer.

Competition from other medical device companies is significant, and we could be significantly affected by new product introductions and other activities of market participants. We compete with other companies in acquiring rights to products from third-party developers. In addition, many specialized products companies have formed collaborations with large, established companies to support research, development and commercialization of surgical wound care products which may be competitive with ours. Academic institutions, government agencies and other public and private research organizations are also conducting research activities and may commercialize surgical wound care products on their own or through joint ventures. Although our products have performed well in customer evaluations, we are a relatively unknown brand in a market dominated by companies with extensive product lines and large customer bases. We may not, even with more efficacious products, be able to secure contracts and achieve significant growth with large national accounts.

Several factors may limit the market acceptance of our products, including the timing of regulatory approvals and market entry relative to competitive products, the availability of alternative products, the price of our products relative to alternative products and the extent of marketing efforts by third-party distributors or agents that we retain. Our products may not receive market acceptance in a commercially viable period of time, if at all. Furthermore, our competitors may develop products that are more effective or achieve greater market acceptance than those being developed by us, which would render our products less competitive or obsolete.

Our competitors enjoy several competitive advantages over us, including but not limited to:

- large and established distribution networks in the United States and/or in international markets;

- greater financial, managerial and other resources for products research and development, sales and marketing efforts and protecting and enforcing intellectual property rights;

- greater name recognition;

- larger consumer bases;

- more expansive portfolios of products and intellectual property rights; and

- greater experience in obtaining and maintaining regulatory approvals and/or clearances from the FDA and other regulatory agencies.

The presence of competition in the surgical market may lead to pricing pressure which would make it more difficult to sell our products at a profitable price or may prevent us from selling our products at all. Our failure to compete effectively would have a material adverse effect on our business.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we use networks to collect and store sensitive data, including intellectual property, proprietary business information and important information of our customers, suppliers and business partners, as well as PII of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in the loss of existing customers, difficulty in attracting new customers, backlash from negative public relations, legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. Further, such access, disclosure or loss may cause disruption of our operations, damage to our reputation, and cause a loss of confidence in our products, which could adversely affect our business.

We have programs, processes and technologies in place to prevent, detect, contain, respond to and mitigate security related threats and potential incidents. We undertake considerable ongoing improvements to our systems, connected devices and information-sharing products in order to minimize vulnerabilities, in accordance with industry and regulatory standards. Because the techniques used to obtain unauthorized access change frequently and can be difficult to detect, anticipating, identifying or preventing these intrusions or mitigating them if they occur may be challenging.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud and our business may be harmed and our stock price may be adversely impacted.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and to effectively prevent fraud. Any inability to provide reliable financial reports or to prevent fraud could harm our business. The Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires management to evaluate and assess the effectiveness of our internal control over financial reporting. In order to comply with the requirements of the Sarbanes-Oxley Act, we are required to continuously evaluate and, where appropriate, enhance our policies, procedures and internal controls. If we fail to maintain the adequacy of our internal controls over financial reporting, we could be subject to litigation or regulatory scrutiny and investors could lose confidence in the accuracy and completeness of our financial reports. If we fail to fully comply with the requirements of the Sarbanes-Oxley Act or our management concludes that our internal controls over financial reporting are not effective, our business may be harmed and our stock price may decline. In addition, because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements.

Risks Related to Our Indebtedness

Our indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations.

A significant portion of our future cash flow is required to pay interest and principal on our outstanding indebtedness, and we may be unable to generate sufficient cash flow from operations, or have future borrowings available, to enable us to repay our indebtedness or to fund other liquidity needs. Among other consequences, this indebtedness could:

- require us to use a significant percentage of our cash flow from operations for debt service and the satisfaction of repayment obligations, and not for other purposes, such as funding working capital and capital expenditures or making future acquisitions;
- limit our flexibility in planning for or reacting to changes in our business and limit our ability to exploit future business opportunities; and
- cause us to be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage.

Our outstanding indebtedness is subject to certain operating and financial covenants that restrict our business and financing activities and may adversely affect our cash flow and our ability to operate our business.

On April 17, 2024 (the "Closing Date"), we, as borrower, entered into a term loan agreement with the subsidiary guarantors party thereto from time to time (collectively, the "Guarantors"), CRG Servicing LLC as administrative agent and collateral agent (the "Agent"), and the lenders party thereto from time to time (as amended from time to time, the "CRG Term Loan Agreement"), providing for a senior secured term loan of up to $55.0 million (the "CRG Term Loan"). The CRG Term Loan Agreement requires us and the Guarantors to maintain compliance with certain operating and financial covenants, which, among other things, limit our and the Guarantors' ability to incur additional debt, grant or permit additional liens, make investments and acquisitions above certain thresholds, merge or consolidate with others, dispose of assets, pay dividends and distributions and enter into affiliate transactions, in each case, subject to certain exceptions.

In addition, the CRG Term Loan Agreement requires us to maintain:

- liquidity in an amount which shall exceed the greater of (i) $3.0 million and (ii) to the extent we have incurred certain permitted debt, the minimum cash balance, if any, required of us by the creditors of such permitted debt; and
- annual minimum revenue of at least: (i) $60.0 million for the twelve-month period beginning on January 1, 2024 and ending on December 31, 2024, (ii) $75.0 million for the twelve-month period beginning on January 1, 2025 and ending on December 31, 2025, (iii) $85.0 million for the twelve-month period beginning on January 1, 2026 and ending on December 31, 2026, (iv) $95.0 million for the twelve-month period beginning on January 1, 2027 and ending on December 31, 2027 and (v) $105.0 million during each twelve-month period beginning on January 1 of a given year thereafter.

A breach of any of the covenants under the CRG Term Loan Agreement, subject to certain cure periods, will result in an event of default. Any event of default under the CRG Term Loan Agreement could cause all of our outstanding indebtedness to become immediately due and payable, and a default interest rate of up to an additional 4.0% per annum may be applied to the outstanding loan balance. If our indebtedness is accelerated, we cannot be certain that we will have sufficient funds available to pay the accelerated indebtedness or that we will have the ability to refinance the accelerated indebtedness on terms favorable to us or at all.

Risks Related to Our Products and Our Product Pipeline

We rely on our research and development partners to design, manufacture and supply certain products we have licensed for marketing. If we or one of our partners fails to perform adequately, fulfill our needs, or comply with regulations, we may be required to incur significant costs or even be subject to enforcement actions. We also may face significant delays in our product introductions and commercialization.

While we expect to have the capability to develop certain of our pipeline in-house, we do not currently own any facility that may be used as a manufacturing and processing facility, and therefore rely on our research and development partners from whom we currently commercialize to design, manufacture and supply certain of our products.

We and our research and development partners responsible for manufacturing certain of our products and their contract manufacturers are obliged to operate in accordance with FDA's current good manufacturing practices ("cGMP"), cGTP, and the QMSR, as applicable, as well as other regulations applicable to medical product manufacturers. The manufacture of regulated medical products in compliance with cGMP, cGTP, and the QMSR, as applicable, requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of medical products often encounter difficulties in production, including difficulties with production costs and yields, quality control, including product stability and quality assurance testing, shortages of qualified personnel, as well as compliance with strictly enforced regulatory requirements, other federal and state regulatory requirements and foreign regulations. If we or our research and development partners or their contract manufacturers were to encounter any of these difficulties or otherwise fail to comply with their obligations to us or under applicable regulations, our ability to commercialize our products would be jeopardized.

We and the manufacturers of certain of our products may be unable to comply with applicable FDA, state and foreign regulatory requirements. The FDA or similar foreign regulatory agencies may also implement new standards at any time or change their interpretation and enforcement of existing standards for manufacture, packaging or testing of regulated products. We have little control over the manufacturers' compliance with these regulations and standards. Our failure or a failure of any of our current or future research and development partners or their contract manufacturers to establish and follow cGMP, cGTP, and the QMSR, as applicable, and to document their adherence to such practices may lead to significant delays in obtaining marketing authorization of future products or the ultimate launch of products. Failure by us or our current or future partners or manufacturers to comply with applicable regulations could also result in sanctions being imposed on us or our partners, including fines, injunctions, civil penalties, failure of the government to grant marketing authorization, delays, suspension or withdrawal of authorization, seizures or recalls of products, operating restrictions, and criminal prosecutions. If the safety of any product supplied is compromised due to the manufacturers' failure to adhere to applicable laws or for other reasons, we may not be able to successfully commercialize our products. Any of these factors could cause a delay of commercialization of our products, entail higher costs or impair our reputation.

Revenue generated from the sale of certain products is dependent on license agreements with certain manufacturers, and the termination of any of these license agreements could harm our business.

We rely on license agreements with certain manufacturers in order to sell certain of our products. Many of these license agreements are nonexclusive, and our license agreements generally have a term between one and five years. The license agreements are subject to renewal; however, the manufacturers may determine not to renew the agreements or to terminate the contracts pursuant to their terms. We cannot be certain that these license agreements will continue to be available to us or will be available to us on reasonable terms. If any of these agreements are terminated, we may be unable to reacquire the necessary license on satisfactory terms or at all. The loss of, or inability to maintain, any of these license agreements could negatively impact our ability to sell our products, which could have a material adverse effect on our business, financial condition and results of operations.

Certain of our product candidates are still under development, and we may not be able to successfully commercialize any of these product candidates.

Certain of our research and development programs are in developmental stages. One or more of our product candidates may fail to meet safety and efficacy standards in human testing, even if those product candidates are found to be effective in animal studies. To develop and commercialize product candidates, we must provide the FDA and foreign regulatory authorities with human clinical and nonclinical animal data that demonstrate adequate safety and effectiveness. To generate this data, we will have to subject our product candidates to significant additional research and development efforts, including extensive nonclinical studies and clinical testing. The clinical trials of our product candidates will be subject to extensive and rigorous review and regulation by the FDA and may be considered insufficient to support clearance or approval of our product candidates. Our approach to product discovery may not be effective or may not result in the development of any product. It can take several years for a product to be cleared or approved and we may not be successful in bringing any product candidates to the market. A new product candidate may appear promising at an early stage of development or after clinical trials and never reach the market, or it may reach the market and not sell, for a variety of reasons. For example, the product may:

- be shown to be ineffective or to cause harmful side effects during preclinical testing or clinical trials;
- fail to receive regulatory approval on a timely basis or at all;
- be difficult to manufacture on a large scale;
- not be economically viable;
- not be prescribed by doctors or accepted by patients; or
- infringe on intellectual property rights of any other party.

If our delivery platform technologies or product development efforts fail to generate product candidates that lead to the successful development and commercialization of products, or if the product candidates we have (or may in the future) acquired are not approved or cleared for commercialization in the United States or, otherwise experience adverse regulatory action, our business and financial condition could be materially adversely affected.

Our future success will largely depend on our ability to maintain and further grow clinical acceptance and adoption of our products, and we may be unable to adequately educate healthcare practitioners on the use and benefits of our products.

Healthcare practitioners play a significant role in determining the course of a patient's treatment and, ultimately, the type of products, if any, that will be used to treat the patient. As a result, our commercial success is dependent on our ability to educate practitioners on the use of our products in surgical settings. Acceptance and adoption of our products in our markets depends on educating healthcare practitioners as to the distinctive characteristics, benefits, safety, clinical efficacy and cost-effectiveness of our products, including potential comparisons to our competitors' products, and on training healthcare practitioners in the proper application of our products. If we are not successful in convincing healthcare practitioners of the merits and advantages of our products compared to our competitors' products, they may not use our products, and we will be unable to increase our sales and sustain growth or profitability.

Convincing healthcare practitioners to dedicate the time and energy necessary to properly train to use new products and techniques is challenging as healthcare practitioners may be hesitant to change their medical practices, and we may not be successful in these efforts. If healthcare practitioners are not properly trained, they may use our products ineffectively, resulting in unsatisfactory patient outcomes, negative publicity or lawsuits against us. Accordingly, even if our products show superior benefits, safety or efficacy, based on head-to-head clinical trials, in comparison to alternative treatments, our success will depend on our ability to gain and maintain market acceptance for our products. If we fail to do so, our sales will not grow and our business, financial condition and results of operations will be adversely affected. We may not have adequate resources to effectively educate the medical community, and our efforts may not be successful due to physician resistance or negative perceptions regarding our products.

Disruption of, or changes in, our distribution model or customer base could harm our sales and margins.

If we fail to manage the distribution of our products properly, there may be a material adverse effect on our business. Furthermore, a change in the mix of our customers between service provider and enterprise, or a change in the mix of direct and indirect sales, could adversely affect our business. Several factors could result in disruption of or changes in our distribution model or customer base, which could harm our sales and margins. For instance, we compete with some of our resellers through our direct sales, which may lead these channel partners to use other suppliers that do not compete with them. In addition, some of our resellers may have insufficient financial resources and may not be able to withstand changes in business conditions. If either of these situations were to occur, our reseller channels would weaken, which would result in a material adverse effect on our business.

Interruptions in the supply of our products or inventory loss may adversely affect our business, financial condition and results of operations.

Our products are manufactured using technically complex processes requiring specialized facilities, highly specific raw materials and other production constraints. The complexity of these processes, as well as strict company and government standards for the manufacture and storage of our products, subjects us to production risks. In addition to ongoing production risks, process deviations or unanticipated effects of approved process changes may result in noncompliance with regulatory requirements including stability requirements or specifications. Most of our products must be stored and transported within a specified temperature range. For example, if environmental conditions deviate from that range, our products' remaining shelf-lives could be impaired or their safety and efficacy could be adversely affected, making them unsuitable for use. These deviations may go undetected. Severe weather conditions and natural disasters may make compliance with these processes and maintenance of these standards more difficult, and climate change threatens more extreme weather events, which could increase our production risks. The occurrence of actual or suspected production and distribution problems can lead to lost inventories, and in some cases recalls, with consequential reputational damage and the risk of product liability. The investigation and remediation of any identified problems can cause production delays and result in substantial additional expenses. Any unforeseen failure in the storage of our products or loss in supply could result in a loss of our market share and negatively affect our revenues and operations.

Failure of any third-party clinical study to demonstrate desired outcomes in proposed endpoints could have a negative impact on our business performance.

Our collaborators regularly conduct clinical studies designed to test a variety of endpoints associated with product performance and use across a number of applications. If a clinical study conducted by us or our collaborators fails to demonstrate statistically significant results supporting performance, use benefits or compelling health economic outcomes from using our products, physicians may elect not to use our products as a treatment for conditions that may benefit from them. Furthermore, in the event of an adverse clinical study outcome, our products may not achieve "standard-of-care" designations, where they exist, for the conditions in question, which could deter the adoption of our products. Also, if serious adverse events are reported during the conduct of a study, it could affect continuation of the study, product marketing authorization by regulatory authorities and product adoption by healthcare professionals or could cause regulatory authorities to impose other restrictions on the product or require additional warning or precaution statements to appear on the product labeling. If we or our collaborators are unable to develop a body of statistically significant evidence from our clinical studies, whether due to adverse results or the inability to complete properly designed studies, public and private payors could refuse to cover our products, limit the manner in which they cover our products, or reduce the price they are willing to pay or reimburse for our products.

Increased prices for, or unavailability of, raw materials used in our products could adversely affect our business, financial condition and results of operations.

Our profitability is affected by the prices of the raw materials used in the manufacture of our products. These prices may fluctuate based on a number of factors beyond our control, including changes in supply and demand, general economic conditions, labor costs, fuel related delivery costs, competition, import duties, excises and other indirect taxes, currency exchange rates, and government regulation. Due to the highly competitive nature of the healthcare industry and the cost containment efforts of our customers and third-party payors, we may be unable to pass along cost increases for key components or raw materials through higher prices to our customers. If the cost of key components or raw materials increases, and we are unable fully to recover these increased costs through price increases or offset these increases through other cost reductions, we could experience lower margins and profitability. Significant increases in the prices of raw materials that cannot be recovered through productivity gains, price increases or other methods could adversely affect our business, results of operations and financial condition.

Risks Related to Intellectual Property

If we are unable to adequately protect our intellectual property rights, we may not be able to compete effectively.

Part of our success depends on our and/or our research development partners' ability to protect proprietary rights to technologies used in certain of our products. We and our research development partners rely on patents, copyrights, trademarks and trade secret laws to establish and maintain proprietary rights in our technology and products. However, these legal means afford only limited protection and may not adequately protect our and/or our research development partners' rights or permit us to gain or keep a competitive advantage. Patents and patent applications for the products we have may not be sufficient or broad enough to prevent competitors from introducing similar products into the market. Our and/or our research development partners' patents or attempts to enforce them may not be upheld by the courts, and the damages or other remedies awarded if we were to prevail in upholding such patents may not be commercially meaningful. Efforts to enforce any of our and/or our research development partners' proprietary rights could be time-consuming and expensive, which could adversely affect our business and prospects and divert management's attention. There can be no assurance that our and/or our research and development partners' proprietary rights will not be challenged, invalidated or circumvented or that such rights will in fact provide competitive advantages to us.

Furthermore, the issuance of a patent, while presumed valid and enforceable, is not conclusive as to its validity or its enforceability, and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors may also be able to design around our patents. Other parties may develop and obtain patent protection for more effective technologies, designs or methods. In addition, we may not be able to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, vendors, former employees and current employees.

Patent rights are territorial, and patent protection extends only to those countries where we have issued patents. Filing, prosecuting and defending patents on our products and product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less or more extensive than those in the United States, and their litigation processes differ. Competitors may successfully challenge or avoid our patents or manufacture products in countries where we have not applied for patent protection. Changes in the patent laws in the United States or other countries may diminish the value of our patent rights. As a result of these and other factors, the scope, validity, enforceability, and commercial value of our and/or our research development partners' patent rights are uncertain and unpredictable.

The patent positions of life sciences companies, including our and/or our research development partners' patent positions, involve complex legal and factual questions, and, therefore, the issuance, scope, validity and enforceability of any patent claims that we and our research development partners may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated, or circumvented. A third-party may submit prior patents, or we may become involved in opposition, derivation, reexamination, inter partes review, post-grant review, supplemental examination, or interference proceedings challenging our patent rights or the patent rights of our licensors or development partners. The costs of defending or enforcing our proprietary rights in these proceedings can be substantial, and the outcome can be uncertain. An adverse determination in any such submission or proceeding could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our products and compete directly with us, or reduce our ability to manufacture or commercialize products. Furthermore, if the scope or strength of protection provided by our patents and patent applications is threatened, it could discourage companies from collaborating with us to license, develop or commercialize current or future products. The ownership of our proprietary rights could also be challenged.

Our and/or our research development partners' ability to enforce our respective patent rights depends on the ability to detect infringement. It is difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor's or potential competitor's product, particularly in litigation in countries other than the United States that do not provide an extensive discovery procedure.

CellerateRX Surgical has no comprehensive patent protection. CellerateRX Surgical may be subject to competition from the sale of substantially equivalent products that could adversely affect our business and operations.

CellerateRX Surgical, from which we derive a substantial majority of our net revenue, has no comprehensive patent protection. Key elements of the manufacturing process and formulations know-how for CellerateRX Surgical are maintained as trade secrets and are not publicly disclosed and, as a result, we have historically relied on product manufacturing trade secrets, know-how and related non-patent intellectual property as a means to support our competitive position. In addition, we have three pending patents that protect specific components and compositional aspects of CellerateRX Surgical, including claims that cover the product when used as a part of certain novel compositions. We believe that the combination of our patent portfolio and proprietary manufacturing expertise creates barriers to entry and supports our competitive position; however, such combination may not be sufficient to protect us from competition from substantially equivalent products.

The effect of CellerateRX Surgical's lack of comprehensive patent protection depends, among other things, upon the nature of the market and the position of our products in the market from time to time, the size of the market, the complexities and economics of manufacturing a competitive product and applicable regulatory approval requirements. In the event that competition develops substantially equivalent products, this competition could have a material adverse effect on our business, financial condition and operating results. Trade secret protection is effective only against wrongful acquisition, use or disclosure of confidential information. A competitor can avoid a claim of trade secret misappropriation by showing independent development without use of a trade secret owner's information, however, this typically requires some time, effort and financial resources to develop independently. The entrance into the market of a product substantially equivalent to CellerateRX Surgical may erode our product's market share, which may have a material adverse effect on our business, financial condition and results of operations.

We may be found to infringe on or violate the intellectual property rights of others.

We may not have identified all patents, published applications or published literature that affect our business either by blocking our ability to commercialize our products or R&D candidates, by preventing the patentability of one or more aspects of our products or R&D candidates to us or our licensors, or by covering the same or similar technologies that may affect our ability to market our products and R&D candidates. For example, we (or the licensor of a product or R&D candidate to us) may not have conducted a patent clearance search sufficient to identify potentially obstructing third party patent rights. Moreover, patent applications in the United States are maintained in confidence for up to 18 months after their filing. In some cases, however, patent applications remain confidential in the United States Patent and Trademark Office, for the entire time prior to issuance as a U.S. patent. Patent applications filed in countries outside of the United States are not typically published until at least 18 months from their first filing date. Similarly, publication of discoveries in the scientific or patent literature often lags behind actual discoveries. We cannot be certain that we or our licensors were the first to invent, or the first to file, patent applications covering our products and candidates. We also may not know if our competitors filed patent applications for technology covered by our pending applications or if we were the first to invent the technology that is the subject of our patent applications. Competitors may have filed patent applications or received patents and may obtain additional patents and proprietary rights that block or compete with our patents.

Such third parties, including customers, may in the future assert claims or initiate litigation related to exclusive patent, copyright, trademark and other intellectual property rights to technologies and related standards that are relevant to us, our operations and our products. These assertions may emerge over time as a result of our growth and the general increase in the pace of patent claim assertions, particularly in the United States. Because of the existence of a large number of patents in the healthcare field, the secrecy of some pending patent applications and the rapid rate of issuance of new patents, we believe that it is not economically practical or even possible to determine in advance whether a product or any of its components is completely free of infringement of the patent rights of others even when we take reasonably objective steps to determine that relevant patent rights might exist and, if so, to evaluate such patent rights relative to our proposed and actual products and methods with patent counsel. The asserted claims or initiated litigation can include claims against us or our manufacturers, suppliers or customers alleging infringement of their proprietary rights with respect to our existing or future products or components of those products. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, intellectual property litigation or claims could force us to cease developing, selling or otherwise commercializing one or more of our products; to pay substantial damages for past use of the asserted intellectual property; to obtain a license from the holder of the asserted intellectual property, which may not be available on reasonable terms, if at all; and redesign, or rename in the case of trademark claims, our product(s) to avoid such third party rights, which may not be possible or which could be costly and time-consuming. Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition and prospects. Regardless of the merit of these claims, they can be time-consuming, result in costly litigation and diversion of technical and management personnel, or require us to develop a noninfringing technology or enter into license agreements. Where claims are made by customers, resistance even to unmeritorious claims could damage customer relationships. There can be no assurance that licenses will be available on acceptable terms and conditions, if at all, or that our indemnification by our suppliers will be adequate to cover our costs if a claim were brought directly against us or our customers. Furthermore, because of the potential for high court awards that are not necessarily predictable and the resources required to engage in a full defense of such allegations, it is not unusual to find even arguably unmeritorious claims settled for significant amounts. If any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop noninfringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business could be materially and adversely affected.

Risks Related to Regulations

Our business is affected by numerous regulations relating to the development, manufacture, distribution, labeling, marketing and sale of our products.

Government regulation by the FDA and similar agencies in other countries is a significant factor in the development, manufacturing and marketing of our products and in the acquisition or licensing of new products. Complying with government regulations is often time-consuming and expensive and may involve delays or actions adversely impacting the marketing and sale of our current or future products.

Following initial regulatory approval or clearance of any products that we or our research and development partners may develop, we and/or our research and development partners will be subject to continuing regulatory review, including, but not limited to:

- appropriate establishment registration and product listing requirements;
- the FDA's cGMP, cGTP and QMSR regulations, which govern the methods used in, and the facilities and controls used for, the design, manufacture, packaging, labeling, storage, installation, and servicing of finished devices, drugs and/or biologics, as applicable;
- FDA labeling requirements, which mandate the inclusion of certain content in medical product labels and labeling, and which also prohibit the promotion of products for uncleared or unapproved, i.e., off-label indications;
- adverse event reporting regulations, which, generally, require applicable establishments (such as manufacturers and importers, among others) report to the FDA any adverse reactions, events, or experiences that meet the FDA's reporting thresholds for the given product type (e.g., under FDA's adverse-event reporting regulations under its device framework, adverse events must be reported if they may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur); and
- the Reports of Corrections and Removals regulation, which requires that manufacturers and importers report to the FDA corrective actions and product removals (both of which are defined under applicable regulations) that meet the definition of a "recall" if undertaken to reduce a risk to health posed by the product or to remedy a violation of the FDCA that may present a risk to health and that manufacturers and importers keep records of recalls that they determine to be not reportable.

Failure to comply with applicable regulatory requirements can result in, among other things, the FDA or other governmental authorities:

- imposing fines and penalties on us;
- preventing us from manufacturing or selling our products;
- delaying or denying pending applications for approval or clearance of our products or of new uses or modifications to our existing products, or withdrawing or suspending current approvals or clearances;
- ordering or requesting a recall of our products;
- issuing warning letters, untitled letters, or "It has Come to Our Attention" letters;
- imposing operating restrictions, including a partial or total shutdown of production or investigation of any or all of our products;
- refusing to permit the importation or exportation of our products;
- detaining or seizing our products;
- obtaining injunctions preventing us from manufacturing or distributing any or all of our products;
- commencing criminal prosecutions or seeking civil penalties; and
- requiring changes in our advertising and promotional practices.

In addition, private consumer and competitor litigation tends to follow FDA enforcement actions and publications, such that a company that is targeted by the FDA or another regulatory body is also at an increased risk of facing civil litigation (often in the form of class action lawsuits).

The manufacturing facilities we or our research and development partners use (and may use) to make any of our FDA-regulated products are or may become subject to periodic review and inspection by the FDA and similar state regulatory authorities. If a previously unknown problem with a product or a manufacturing or laboratory facility used or contracted by us or one of our research and development partners is discovered, the FDA or similar state regulatory authorities may impose restrictions on that product or on the manufacturing facility, including requiring us and/or our research and development partner to withdraw the product from the market. Any changes to an approved or cleared product, including the way it is manufactured or promoted, often requires FDA review and separate approval or clearance before the product, as modified, may be marketed. In addition, for products we develop in the future, we and our contract manufacturers may be subject to ongoing FDA requirements for submission of safety and other post-market approval information. If we or our contract manufacturers violate regulatory requirements at any stage, whether before or after marketing approval or clearance is obtained, we may be fined, be forced to remove a product from the market or experience other adverse consequences, which would materially harm our financial results. Additionally, due to limitations imposed on us by the scope of the cleared or approved indications or intended use of our products and by FDA and Federal Trade Commission ("FTC") regulations relating to promotional claims, we may not be able to obtain the labeling claims necessary or desirable for product promotion.

We are subject to various governmental regulations relating to the labeling, marketing and sale of our products.

Both before and after a product is commercially released, we have ongoing responsibilities under regulations promulgated by the FDA, the FTC, and similar U.S. and foreign regulations governing the product labeling and advertising, distribution, sale and marketing of our products. Medical devices and biological products may only be marketed or promoted for the uses and indications set forth in the approved or cleared product labeling. A number of enforcement actions have been taken against companies that promoted products for off-label uses (i.e., uses that are not described in the approved or cleared labeling) in violation of the Federal False Claims Act or other federal and state statutes and that the submission of those claims was caused by off-label promotion. The failure to comply with prohibitions on off-label promotion can result in significant monetary penalties, revocation or suspension of a company's business license, suspension of sales of certain products, product recalls, civil or criminal sanctions, exclusion from participating in federal healthcare programs, or other enforcement actions. In the United States, allegations of such wrongful conduct could also result in a corporate integrity agreement with the U.S. government that imposes significant administrative obligations and costs.

If we fail to obtain or experience significant delays in obtaining regulatory clearances or approvals to market future medical device products, we will be unable to commercialize these products until such clearance or approval is obtained.

The developing, testing, manufacturing, marketing and selling of medical devices is subject to extensive regulation by governmental authorities in the United States and other countries. The process of obtaining regulatory clearance and approval of certain medical technology products is costly and time-consuming. Inherent in the development of new medical products is the potential for delay because product testing, including clinical evaluation, is typically required, especially for drugs, biologics and high-risk devices, before such products can be approved for human use. With respect to medical devices, such as those that we currently market, before a new medical device, or a new indicated use of, or claim for, an existing product can be marketed (unless it is a Class I device), it must first receive either premarket clearance under Section 510(k) of the FDCA or approval of a PMA from the FDA, or be reclassified and receive marketing authorization through the *de novo* classification process, unless an exemption applies.

In the 510(k) clearance process, the FDA must determine that the proposed device is "substantially equivalent" to a Class I or II device legally on the market, known as a "predicate" device, with respect to intended use, technology, safety and effectiveness to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence for certain device types. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device for its intended use based, in part, on extensive data including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. If a device is novel and there is no appropriate predicate to which the applicant can demonstrate substantial equivalence, the device will be automatically classified as a Class III device and require approval through the PMA process prior to commercialization, unless the applicant submits a *de novo* classification request demonstrating that the novel device should be reclassified into Class I or II. Demonstrating that a novel device should be reclassified to Class I or II from Class III typically requires extensive information and data on the benefits and risks of the device, including performance data and frequently data from one or more clinical studies. The 510(k), PMA and *de novo* classification approval processes can be expensive and lengthy.

Failure to comply with applicable regulatory requirements can result in, among other things, suspension or withdrawal of clearances or approvals, seizure or recall of products, injunctions against the manufacture, holding, distribution, marketing and sale of a product and civil and criminal sanctions. Furthermore, changes in existing regulations or the adoption of new regulations could prevent us from obtaining, or affect the timing of, future regulatory clearances or approvals. Meeting regulatory requirements and evolving government standards may delay marketing of any new products developed by us for a considerable period of time, impose costly procedures upon our activities and result in a competitive advantage to larger companies that compete against us.

The FDA or other regulatory agencies may not clear or approve any products developed by us on a timely basis, or at all, or, if granted, clearance or approval may entail limiting the indicated uses for which we may market the product, which could limit the potential market for any of these products.

Delays in or changes to the FDA clearance and approval processes or ongoing regulatory requirements could make it more difficult for us to obtain FDA clearance or approval of new products or comply with ongoing requirements.

New government regulations may be enacted and changes in FDA policies and regulations and their interpretation and enforcement could prevent or delay regulatory clearance or approval of new products. While we believe we understand the current laws and regulations to which our products are and will be subject, we cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation, administrative action or changes in interpretation of current laws and regulations, either in the United States or abroad. Therefore, we do not know whether we or our research and development partners would be able to continue to comply with such regulations or whether the costs of such compliance would have a material adverse effect on our business. Changes could, among other things, require different labeling, monitoring of patients, interaction with physicians, education programs for patients or physicians, curtailment of necessary supplies, or limitations on product distribution. These changes, or others required by the FDA could have an adverse effect on our business, and specifically, on the sales of affected products. The evolving and complex nature of regulatory science and regulatory requirements, the broad authority and discretion of the FDA and the generally high level of regulatory oversight results in a continuing possibility that from time to time, we will be adversely affected by regulatory actions despite ongoing efforts and commitment to achieve and maintain full compliance with all regulatory requirements. If we or our research and development partners are not able to maintain regulatory compliance, we may not be permitted to market our products and our business would suffer.

Disruptions in the FDA and other government agencies caused by leadership changes, funding shortages, or other legal or political pressures could hinder their ability to hire and retain key personnel, provide regulatory clarity, or otherwise prevent new products from being developed or commercialized in a timely manner or hinder our ability to continue marketing existing commercial products, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes and other events that may otherwise affect the FDA's ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Changes in federal policy by the executive branch and regulatory agencies may occur over time through the new presidential administration's and/or Congress's policy and personnel changes, which could lead to changes involving our industry. However, the nature and timing of such potential changes remain highly uncertain. At this time, it is unclear whether and how any future changes or uncertainty surrounding future changes will adversely affect our business, but material adverse effects are possible.

We rely on our research and development partners to comply with applicable laws and regulations relating to product classification and when and what types of FDA marketing authorizations are needed to lawfully commercialize a new or updated medical product in the United States.

We rely on our research and development partners, from whom we license most of the products we currently commercialize, to determine the appropriate classification for each such product and to comply with applicable regulations related to obtaining the proper marketing authorization. With respect to each medical device product we license, our respective research and development partner designs the product and determines whether the device should be classified as a Class I, II, or III device and the appropriate FDA marketing authorization pathway to pursue (i.e., 510(k), PMA or *de novo* classification). In addition, we rely on our research and development partners to determine whether specific legal or regulatory definitions or exemptions apply to particular medical products, which individually may be subject to FDA oversight as a device, drug, biologic or HCT/P. The FDA has broad regulatory authority to interpret and enforce the laws and regulations that govern medical products in commercial distribution, and any adverse determination by the FDA relating to one of our licensed products could require significant cost and effort to comply.

Certain devices that we market under a license (or that we have acquired or have, otherwise, obtained commercialization rights in the United States) have been updated or modified since their initial 510(k) clearance. Depending on the nature of the updates or modifications made to a 510(k) cleared device, the FDA may require the submission (and clearance) of a new 510(k). More specifically, any modification that could significantly affect the cleared device's safety or effectiveness, or that would constitute a significant change in its intended use, will require a new 510(k) clearance. The FDA requires device manufacturers to make the initial determination as to whether a proposed modification to a cleared device requires a new 510(k) submission, but the FDA can review any such decision not to submit a new 510(k) (if it becomes aware of the modifications during an inspection or otherwise) and may disagree with the manufacturer's determination that the given modification(s) did not require new clearance. If the FDA finds that a manufacturer has improperly marketed a modified device (for which the FDA has determined that a new 510(k) is required) under the original device's 510(k), the FDA may mandate that the manufacturer cease marketing and/or recall the modified device until the requisite clearance is obtained, in addition to one or more other enforcement actions. The FDA may disagree with our partners' decisions not to submit new 510(k) notifications for those of our 510(k) cleared devices that have been updated or modified since their initial clearance, in which case, we may be subject to a wide range of FDA enforcement actions, including, but not limited to, warning letters, fines, and other penalties, and our business will be adversely affected, as we would likely be required to cease commercialization (and, possibly, conduct a recall) of the modified product(s) at-issue and may incur additional expenses in connection with the preparation and submission of a new 510(k).

Similarly, while we currently believe our 361 Products are regulated solely under 21 CFR 1271 and Section 361 of the PHSA, the FDA may disagree and require that our 361 Products, among other things, obtain premarket clearance or approval to continue marketing the product(s) in the United States. This may subject us to FDA enforcement actions, including, but not limited to, warning letters, fines, mandatory recalls, and other penalties, and our business would be adversely affected, as we would likely be required to cease commercialization of all 361 Products.

We and our employees and contractors are subject, directly or indirectly, to federal, state and foreign healthcare fraud and abuse laws, including false claims laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Our operations are subject to various federal, state and foreign fraud and abuse laws. These laws may affect our operations, including the financial arrangements and relationships through which we market, sell and distribute our products. U.S. federal and state laws that affect our ability to operate include, but are not limited to:

- federal transparency laws, including the so-called federal "sunshine" law, which requires the tracking and disclosure to the federal government by pharmaceutical and medical device manufacturers of payments and other transfers of value to physicians and teaching hospitals as well as ownership and investment interests that are held by physicians and their immediate family members;
- federal civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid, or other government payors that are false or fraudulent;
- Section 242 of HIPAA codified at 18 U.S.C. § 1347, which created new federal criminal statutes that prohibit a person from knowingly and willfully executing a scheme or from making false or fraudulent statements to defraud any healthcare benefit program (i.e., public or private);
- the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind in return for, the purchase, recommendation, leasing or furnishing of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs; and
- state law equivalents of each of these federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payer, including commercial insurers, state laws that require pharmaceutical and medical device companies to comply with their industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict certain payments that may be made to healthcare providers and other potential referral sources, state laws that require drug and medical device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, state laws that prohibit giving gifts to licensed healthcare professionals and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts in certain circumstances, such as specific disease states.

In particular, activities and arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, waste and other abusive practices. These laws and regulations may restrict or prohibit a wide range of activities or other arrangements related to the development, marketing or promotion of products, including pricing and discounting of products, provision of customer incentives, provision of reimbursement support, other customer support services, provision of sales commissions or other incentives to employees and independent contractors and other interactions with healthcare practitioners, other healthcare providers and patients.

Because of the breadth of these laws and the narrow scope of the statutory or regulatory exceptions and safe harbors available, our business activities could be challenged under one or more of these laws. Relationships between medical product manufacturers and health care providers are an area of heightened scrutiny by the government. We engage in various activities, including the conduct of speaker programs to educate physicians, and the provision of customer and patient support services, that have been the subject of government scrutiny and enforcement action within the medical device industry.

Government expectations and industry best practices for compliance continue to evolve and past activities may not always be consistent with current industry best practices. Further, there is a lack of government guidance as to whether various industry practices comply with these laws, and government interpretations of these laws continue to evolve, all of which create compliance uncertainties. Any noncompliance could result in regulatory sanctions, criminal or civil liability and serious harm to our reputation. Although we have a comprehensive compliance program designed to ensure that our employees' and commercial partners' activities and interactions with healthcare professionals and patients are appropriate, ethical, and consistent with all applicable laws, regulations, guidelines, policies and standards, it is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in preventing such conduct, mitigating risks, or reducing the chance of governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations.

If a government entity opens an investigation into possible violations of any of these laws (which may include the issuance of subpoenas), we would have to expend significant resources to defend ourselves against the allegations. Allegations that we, our officers, or our employees violated any one of these laws can be made by individuals called "whistleblowers" who may be our employees, customers, competitors or other parties. Government policy is to encourage individuals to become whistleblowers and file a complaint in federal court alleging wrongful conduct. The government is required to investigate all of these complaints and decide whether to intervene. If the government intervenes and we are required to pay damages, which in such cases are typically set at three times the actual monetary damages, to the government, the whistleblower, as a reward, is awarded a percentage of such damages or any settlement amount. If the government declines to intervene, the whistleblower may proceed on their own and, if they are successful, they will receive a percentage of any judgment or settlement amount the company is required to pay. The government may also initiate an investigation on its own. If any such actions are instituted against us, those actions could have a significant impact on our business, including the imposition of significant fines, and other sanctions that may materially impair our ability to run a profitable business. In particular, if our operations are found to be in violation of any of the laws described above or if we agree to settle with the government without admitting to any wrongful conduct or if we are found to be in violation of any other governmental regulations that apply to us, we, our officers and employees may be subject to sanctions, including civil and criminal penalties, damages, fines, exclusion from participation in government health care programs, such as Medicare and Medicaid, imprisonment, the curtailment or restructuring of our operations and the imposition of a corporate integrity agreement, any of which could adversely affect our business, results of operations and financial condition.

Our and/or our research and development partners' use of PII, including health information, is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could have a material adverse effect on our client base, business, financial condition and results of operations.

Numerous state and federal laws and regulations, including HIPAA, govern the collection, dissemination, use, privacy, confidentiality, security, availability and integrity of PII, including protected health information. HIPAA establishes a set of basic national privacy and security standards for the protection of PHI by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services, which likely includes us. HIPAA requires healthcare providers and business associates to develop and maintain policies and procedures with respect to PHI that are used or disclosed, including the adoption of administrative, physical, and technical safeguards to protect such information. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims. HIPAA imposes mandatory penalties for certain violations. HIPAA also authorizes each state's Attorney General to file suit on behalf of their residents. Courts will be able to award damages, costs and attorneys' fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

In addition, HIPAA mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA covered entities or business associates for compliance with the HIPAA Privacy and Security Standards. HIPAA further requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made without unreasonable delay and in no case later than 60 calendar days after discovery of the breach. If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public website. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually.

Numerous other federal and state laws protect the confidentiality, privacy, availability, integrity and security of PII, including PHI. These laws in many cases are more restrictive than, and may not be preempted by, the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability. In addition, new health information standards, whether implemented pursuant to HIPAA, congressional action or otherwise, could have a significant effect on the manner in which we must handle healthcare related data, and the cost of complying with standards could be significant. If we do not comply with existing or new laws and regulations related to PHI, we could be subject to criminal or civil sanctions.

Because of the extreme sensitivity of the PII we and/or our partners may store and transmit, the security features of our technology platforms are very important. If our security measures, some of which may be managed by third parties, are breached or fail, unauthorized persons may be able to obtain access to sensitive client and patient data, including HIPAA-regulated PHI. As a result, our reputation could be severely damaged, adversely affecting client or investor confidence. Clients may curtail their use of or stop using our products, which would cause our business to suffer. In addition, we could face litigation, damages for contract breach, penalties and regulatory actions for violation of HIPAA and other applicable laws or regulations and significant costs for remediation, notification to individuals and for measures to prevent future occurrences. Any potential security breach could also result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to clients or other business partners in an effort to maintain our business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. While we maintain insurance covering certain security and privacy damages and claim expenses, our coverage may not be sufficient to compensate for all liability.

Our officers, employees, independent contractors, principal investigators, consultants and commercial partners may engage in misconduct or activities that are improper under other laws and regulations, which would create liability for us.

We are exposed to the risk that our officers, employees, independent contractors (including contract research organizations ("CROs")), principal investigators, consultants and commercial partners may engage in fraudulent conduct or other illegal activity and/or may fail to disclose unauthorized activities to us. Misconduct by these parties could include, but is not limited to, intentional, reckless and/or negligent failures to comply with:

- the laws and regulations of the FDA and its foreign counterparts requiring, among other things, compliance with good manufacturing practice and/or quality system requirements, post-market vigilance reporting, product marketing authorization requirements, facility registration requirements, the reporting of true, complete and accurate information to such regulatory bodies, including but not limited to safety problems associated with the use of our products;
- laws and regulations of the FDA and its foreign counterparts concerning the conduct of clinical trials and the protection of human research subjects, including but not limited to good clinical practices;
- other laws and regulations of the FDA and its foreign counterparts relating to the manufacture, processing, packing, holding, investigating or distributing in commerce of medical devices, biological products and/or HCT/Ps;
- manufacturing standards we have established; or
- healthcare fraud and abuse laws, including but not limited to, the Anti-Kickback Statute, the Stark Law, the FCA, and state law equivalents.

In particular, companies involved in the manufacture of medical products are subject to laws and regulations intended to ensure that medical products that will be used in patients are safe and effective, and, specifically, that they are not adulterated or misbranded, that they are properly labeled, and have the identity, strength, quality and purity of which they are represented to possess. Further, companies involved in the research and development of medical products are subject to extensive laws and regulations intended to protect research subjects and ensure the integrity of data generated from clinical trials and of the regulatory review process. Any misconduct in any of these areas, whether by our own employees or by contractors, vendors, business associates, consultants, or other entities acting as our agents, could result in regulatory sanctions, criminal or civil liability and serious harm to our reputation. Although we have a comprehensive compliance program designed to ensure that our employees', CRO partners', principal investigators', consultants', and commercial partners' activities and interactions with healthcare professionals and patients are appropriate, ethical, and consistent with all applicable laws, regulations, guidelines, policies and standards, it is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in preventing such conduct, mitigating risks, or reducing the chance of governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, or our CRO partners, principal investigators, consultants, or commercial partners, those actions could have a significant impact on our business, including the imposition of significant fines, and other sanctions that may materially impair our ability to run a profitable business.

We could be adversely affected if healthcare reform measures substantially change the market for medical care or healthcare coverage in the United States.

Third-party payors, governmental authorities, and other applicable stakeholders have developed, and are continuing to develop, increasingly sophisticated methods of controlling healthcare costs. In both the United States and certain foreign jurisdictions, there have been numerous legislative and regulatory changes to the healthcare system that could impact our ability to sell our products profitably. In particular, the Affordable Care Act was enacted in the United States in 2010, and various analogous or similarly intended state laws, as well as a number of executive, legislative, and judicial challenges have followed in the years since. There remains substantial uncertainty and continued evolution with regard to healthcare reform measures, and we cannot predict the effect that any current or future such measure will have on our business. Complying with any new or amended legislation, policies, rulings, or other relevant healthcare cost-containment and/or transparency requirements may be time-intensive and expensive, which could have a material adverse effect on our business.

There have been, and likely will continue to be, legislative and regulatory proposals at the foreign, federal and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect the demand for some or all of the products we currently market or may commercialize in the future, if any, including: our ability to receive or set a price that we believe is fair for our products; our ability to generate revenue and achieve or maintain profitability; the level of taxes that we are required to pay; and the availability of capital.

Defects, failures or quality issues associated with our products could lead to product recalls or safety alerts, adverse regulatory actions, product liability lawsuits and other litigation and negative publicity that could materially adversely affect our reputation, business, results of operations and financial condition.

Quality is extremely important to us and our customers due to the serious and costly consequences of product failure. Quality and safety issues may occur with respect to any of our products, and our future operating results will depend on our ability to maintain an effective quality control system and effectively train and manage our workforce with respect to our quality system. The development, manufacture and control of medical products are subject to extensive and rigorous regulation by numerous government agencies, including the FDA and similar foreign agencies. Compliance with these regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections by the FDA and foreign regulatory authorities. The FDA and foreign regulatory authorities may also require post-market testing and surveillance to monitor the performance of products cleared or approved for use in their jurisdictions. Our manufacturing facilities and those of our suppliers and independent sales agencies are also subject to periodic regulatory inspections. If the FDA or other regulatory authority were to conclude that we or our suppliers have failed to comply with any of these requirements, it could institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions, such as product recalls or seizures, withdrawals, monetary penalties, consent decrees, injunctive actions to halt the manufacture or distribution of products, import detentions of products made outside the United States, export restrictions, restrictions on operations or other civil or criminal sanctions. Civil or criminal sanctions could be assessed against our officers, employees, or us. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively manufacturing, marketing, and selling our products.

Relatedly, although we have contractual indemnity from the manufacturers of our current products for certain liability claims related to their production, we could face product liability lawsuits or other similar proceedings relating to actual or alleged injuries, defects, deficiencies, failures, and/or representations relating to our products that could fall outside of the scope of the contractual indemnities. We do not have, and do not anticipate obtaining, contractual indemnification from parties supplying raw materials or parties marketing the products we sell. In any event, indemnification from the manufacturers of our products or from any other party is limited by the terms of the indemnity and by the creditworthiness of the indemnifying party. A successful product liability or other applicable claim or series of claims brought against us could result in judgments, fines, damages and liabilities that could have a material adverse effect on our business. We may incur significant expense investigating and defending these claims, even if they do not result in liability. Moreover, even if no judgments, fines, damages or liabilities are imposed on us, our reputation could suffer as result of any such claim, which could have a material adverse effect on our business.

Product liability insurance for the healthcare industry may become prohibitively expensive, to the extent it is available at all. We may not be able to maintain such insurance on acceptable terms or be able to secure increased coverage as commercialization of our products progresses, nor can we be sure that existing or future claims against us will be covered by our product liability insurance. In the event that we do not have adequate insurance or contractual indemnification, product liability claims relating to defective products could have a material adverse effect on our business.

In addition, we cannot predict the results of future legislative activity or future court decisions, any of which could increase regulatory requirements, subject us to government investigations or expose us to unexpected litigation. Any regulatory action or litigation, regardless of the merits, may result in substantial costs, divert management's attention from other business concerns and place additional restrictions on our sales or the use of our products. In addition, negative publicity, including regarding a quality or safety issue, could damage our reputation, reduce market acceptance of our products, cause us to lose customers and decrease demand for our products. Any actual or perceived quality issues may also result in issuances of physician's advisories against our products or cause us to conduct voluntary recalls. Any product defects or problems, regulatory action, litigation, negative publicity or recalls could disrupt our business and have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Ownership of Our Common Stock

It is possible that we will require additional capital to meet our financial obligations and support business growth, and this capital might not be available on acceptable terms or at all.

We intend to continue to make significant investments to support our business growth and expect to require additional funds to respond to business challenges. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when and if we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be harmed.

The trading price of the shares of our common stock is highly volatile, and purchasers of our common stock could incur substantial losses.

The market price of our common stock has been and is likely to continue to be highly volatile and could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

- technological innovations or new products and services by us or by our competitors, including announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships or capital commitments;
- additions or departures of key personnel;
- changes in expectations as to our future financial performance;
- sales of our common stock;
- our ability to execute our business plan;
- loss of any strategic relationship;
- industry developments;
- changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;
- general market conditions, including market volatility and inflation;
- fluctuations in stock market prices and trading volumes of similar companies;
- economic, political and other external factors;
- period-to-period fluctuations in our financial results;
- applicable regulatory developments in the United States and foreign countries, both generally or specific to us and our products; and
- intellectual property, product liability or other litigation against us.

Although publicly traded securities are subject to price and volume fluctuations, it is likely that our common stock will experience these fluctuations to a greater degree than the securities of more established and better capitalized organizations.

Our common stock does not have a vigorous trading market, and you may not be able to sell your securities at or near ask prices, or at all.

Although there is a public market for our common stock, trading volume has been historically low, which could impact our stock price and your ability to sell shares of our common stock at or near ask prices, or at all. We can give no assurance that a more active and liquid public market for the shares of our common stock will develop in the future.

The potential sale of large amounts of common stock may have a negative effect upon the market value of our shares.

Sales of a significant number of shares of our common stock in the public market or the perception that these sales might occur could harm the market price of our common stock and make it more difficult for us to raise funds through future offerings of common stock. As additional shares of our common stock become available for resale in the public market, the supply of our common stock will increase, which could decrease the price of our common stock.

We have not paid, and we are unlikely to pay in the near future, cash dividends on our securities. Because we have no plans to pay cash dividends on our common stock for the foreseeable future, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have not paid and do not currently intend to pay dividends on our common stock, which may limit the current return available on an investment in our stock. Future dividends on our stock, if any, will depend on our future earnings, capital requirements, financial condition and such other factors as our management may consider relevant. Currently, we intend to retain earnings, if any, to increase our net worth and reserves. Consequently, shareholders will only realize an economic gain on their investment in our common stock if the price appreciates. Shareholders should not purchase our common stock expecting to receive cash dividends. Because we currently do not pay dividends, and there may be limited trading in our common stock, shareholders may not have any manner to liquidate or receive any payment on their common stock. Therefore, our failure to pay dividends may cause shareholders to not see any return on their common stock even if we are successful in our business operations. In addition, because we do not pay dividends, we may have trouble raising additional funds, which could affect our ability to expand our business operations.

A small number of our existing shareholders own a large percentage of our voting stock and have control over matters requiring shareholder approval and may delay or prevent a change in control or otherwise lead to actual or potential conflicts of interest.

As of March 20, 2026, our directors beneficially owned, including through their affiliates, approximately 42% of our outstanding common stock. As a result, our directors and their affiliates could have the ability to exert substantial influence over all matters requiring approval by our shareholders, including (i) the election and removal of directors, (ii) any proposed merger, consolidation or sale of all or substantially all of our assets as well as other corporate transactions and (iii) any amendment to our Amended and Restated Certificate of Formation (the "Certificate of Formation"). This concentration of control could be disadvantageous to other shareholders having different interests. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors sometimes perceive disadvantages in owning stock in companies with controlling shareholders.

In addition, our Certificate of Formation contains a provision which under the Texas Business Organizations Code (the "TBOC") could allow the shareholders who own a majority of our common stock to approve certain major transactions without the approval of other shareholders that otherwise would be required under Texas corporation law.

Our Certificate of Formation includes provisions limiting the personal liability of our directors for breaches of fiduciary duties under Texas law.

Our Certificate of Formation contains a provision eliminating a director's personal liability for acts or omissions in the director's capacity as a director to the fullest extent permitted under Texas law. Pursuant to the TBOC, a corporation has the power to indemnify its directors and officers against judgments and certain expenses other than judgments that are actually and reasonably incurred in connection with a proceeding, provided that there is a determination that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the individual's conduct was unlawful. However, no indemnification may be made in respect of any proceeding in which such individual is liable to the corporation or improperly received a personal benefit and is found liable for willful misconduct, breach of the duty of loyalty owed to the corporation, or an act or omission deemed not to be committed in good faith.

The principal effect of the limitation on liability provision is that a shareholder will be unable to prosecute an action for monetary damages against a director unless the shareholder can demonstrate a basis for liability for which indemnification is not available under the TBOC. The inclusion of this provision in our Certificate of Formation may discourage or deter shareholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our shareholders.

Texas law, our Certificate of Formation and our Amended and Restated Bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that shareholders may consider favorable.

Under our Certificate of Formation, our Board of Directors can authorize the issuance of preferred stock, which could diminish the rights of holders of our common stock and make a change of control of the Company more difficult even if it might benefit our shareholders. The Board of Directors is authorized to issue shares of preferred stock in one or more series and to fix the voting powers, preferences and other rights and limitations of the preferred stock. Accordingly, we may issue shares of preferred stock with a preference over our common stock with respect to dividends or distributions on liquidation or dissolution, or that may otherwise adversely affect the voting or other rights of the holders of common stock. Issuances of preferred stock, depending upon the rights, preferences and designations of the preferred stock, may have the effect of delaying, deterring or preventing a change of control, even if that change of control might benefit our shareholders.

In addition, provisions of our Certificate of Formation and our Amended and Restated Bylaws ("Bylaws") may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which shareholders might otherwise receive a premium for their shares, or transactions that our shareholders might otherwise deem to be in their best interests. For example, our Certificate of Formation and Bylaws (i) do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose), (ii) require that special meetings of the shareholders be called by the Chairman of the Board of Directors, the President or the Board of Directors, or by the holders of not less than twenty-five percent (25%) of all the shares issued, outstanding and entitled to vote, (iii) permit our Board of Directors to alter, amend or repeal our Bylaws or to adopt new bylaws, and (iv) enable our Board of Directors to increase the number of persons serving as directors and to fill vacancies created as a result of the increase by a majority vote of the directors present at a meeting of directors.

While we are subject to the provisions of Title 2, Chapter 21, Subchapter M of the TBOC, which provides that a Texas corporation that qualifies as an "issuing public corporation" (as defined in the TBOC) may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an "affiliated shareholder," the restrictions in Title 2, Chapter 21, Subchapter M of the TBOC do not apply to us because we have elected, in the manner provided under the TBOC, not to be subject to such provisions.

Our failure to meet the continued listing requirements of The Nasdaq Capital Market could result in a delisting of our common stock.

Our shares of common stock are currently listed for trading on The Nasdaq Capital Market under the symbol "SMTI." If we fail to satisfy the continued listing requirements of The Nasdaq Stock Market, LLC ("Nasdaq"), such as the corporate governance requirements, the shareholder's equity requirement or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting or even notification of failure to comply with such requirements would likely have a negative effect on the price of our common stock and would impair our shareholders' ability to sell or purchase our common stock when our shareholders wish to do so. In the event of a delisting, we expect that we would take actions to restore our compliance with Nasdaq's listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future noncompliance with Nasdaq's listing requirements.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

We recognize the critical importance of cybersecurity in safeguarding sensitive information and maintaining operational resilience. We have processes for assessing, identifying and managing cybersecurity risks, which are built into our information technology function and are designed to help protect our information assets and operations from internal and external cyber threats, protect employee and customer information from unauthorized access or attack, as well as secure our networks and systems.

The audit committee of the Board of Directors (the "Audit Committee") is responsible for overseeing cybersecurity risk and periodically updates our Board of Directors on such matters. The Audit Committee receives quarterly updates from management regarding cybersecurity matters and is notified between such updates regarding any significant new cybersecurity threats or incidents.

As a company, we leverage the National Institute of Standards and Technology Cybersecurity Framework to align with industry best practices and to inform our policies and procedures, which include a Cybersecurity Response Plan focusing on detection, validation, mitigation, recovery and refinement. In addition to the Cybersecurity Response Plan, we provide cybersecurity awareness training to our employees, including training on social engineering, phishing, password protection, confidential data protection, mobile security and incident reporting, to help prevent and reduce the impact of potential cybersecurity events.

We have strategically invested resources and tools to combat the evolving cyber threat landscape. These investments include growing our internal technology team headcount and bolstering our partnerships with entities with external expertise, resulting in increased protection, monitoring and response capabilities. We have also made investments to carry cybersecurity insurance that provides additional protection and resources to reduce a cybersecurity event's impact and potential losses.

Our technology and management teams meet regularly with key internal and external stakeholders to review cybersecurity concerns and areas for continued focus and improvement.

We face risks from cybersecurity threats that could have a material adverse effect on our business, financial condition, results of operations, cash flows or reputation. To date, we have not experienced any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect our business strategy, financial condition, results of operations or cash flows. See "Item 1A. Risk Factors – Risks Related to Our Business – Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer."

ITEM 2. PROPERTIES

We do not own any buildings or other real property. As of December 31, 2025, our leased office space in Fort Worth, Texas consisted of approximately 15,291 square feet of rentable space located in Summit Office Park, a twin-building, mid-rise, 242,000 square foot office park located on the perimeter of the Fort Worth central business district. In March 2025, we amended our primary office lease to obtain additional space, as well as to extend the lease term. The lease had a remaining lease term of 63 months as of December 31, 2025.

As of December 31, 2025, our leased office space in San Antonio, Texas consisted of approximately 7,289 square feet of rentable space located in a 14,500 square foot office park in an industrial district in San Antonio, Texas. In August 2025, we renewed the lease for an additional three-year term. This lease had a remaining lease term of 32 months as of December 31, 2025.

We periodically enter into operating lease contracts for office space and equipment. Arrangements are evaluated at inception to determine whether such arrangements constitute a lease. In accordance with the transition guidance of Accounting Standards Codification Topic No. 842, such arrangements are included in our balance sheet.

See Note 8 to the consolidated financial statements for additional information on our operating leases.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may be involved in claims and legal actions that arise in the ordinary course of business. To our knowledge, there are no material pending legal proceedings to which we are a party or of which any of our property is the subject.

ITEM 4. MINE SAFETY DISCLOSURES

This item is not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on The Nasdaq Capital Market under the trading symbol "SMTI." The closing price of our common stock as reported by Nasdaq on March 20, 2026 was $18.38.

Record Holders

As of March 20, 2026, there were 290 shareholders of record and there were 9,167,040 shares of common stock issued and outstanding. The number of shareholders of record does not reflect the number of persons or entities who held stock in nominee or street name through various brokerage firms.

Dividends

We have never declared or paid any cash dividends on our common stock, and we do not intend to pay cash dividends in the foreseeable future. We currently expect to retain any future earnings to fund our operations and the expansion of our business.

Recent Sales of Unregistered Securities

There were no sales of unregistered securities during the year ended December 31, 2025 that were not previously reported on a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

Issuer Purchases of Equity Securities

The following table summarizes our share repurchases during the three months ended December 31, 2025:

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or approximate dollar value) of Shares that may yet be Purchased Under the Plans or Programs
October 1 - October 31, 2025	164	$ 29.90	-	-
November 1 - November 30, 2025	48	$ 35.55	-	-
December 1 - December 31, 2025	-	$ -	-	-
Total	**212**		-	-

(1) Shares purchased during the period were transferred to the Company from employees in satisfaction of certain tax withholding obligations associated with the vesting of restricted stock awards during the period. The Sanara MedTech Inc. 2024 Omnibus Long-Term Incentive Plan allows us to withhold the number of shares having the fair value equal to the tax withholding due.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements about future revenues, operating results, plans and expectations. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known or unknown factors, including, but not limited to, those factors discussed in Part I, Item 1A. Risk Factors. Also, please read the "Cautionary Statement Regarding Forward-Looking Statements" set forth at the beginning of this Annual Report on Form 10-K.

In addition, the following discussion should be read in conjunction with Part I of this Annual Report on Form 10-K as well as our Consolidated Financial Statements and the related Notes to Consolidated Financial Statements contained elsewhere in this Annual Report on Form 10-K.

OVERVIEW

We are a medical technology company focused on developing and commercializing transformative technologies to improve clinical outcomes and reduce healthcare expenditures in the surgical market. Our products are designed to achieve our goal of providing better clinical outcomes at a lower overall cost for healthcare systems. We strive to be one of the most innovative and comprehensive providers of effective surgical solutions and are continually seeking to expand our offerings for patients requiring surgical treatments in the United States.

We primarily market and sell soft tissue repair and bone fusion products for use in the operating room or other sterile environments. Our soft tissue repair products include, among other products, our lead product, CellerateRX Surgical Powder ("CellerateRX Surgical"), a hydrolyzed collagen that aids in the management of surgical wounds, and BIASURGE Advanced Surgical Solution ("BIASURGE"), a sterile no-rinse, advanced surgical solution used for wound irrigation. Our bone fusion products include, among other products, BiFORM Bioactive Moldable Matrix ("BiFORM"), an osteoconductive, bioactive, porous implant that allows for bony ingrowth across the graft site, and ALLOCYTE Plus Advanced Viable Bone Matrix ("ALLOCYTE Plus"), a human allograft cellular bone matrix containing bone-derived progenitor cells and conformable bone fibers.

We also utilize an in-house research and development team, Rochal Technologies. We are advancing a strong pipeline of next-generation products that supports and extends our surgical strategy of "Prepare, Promote and Protect."

Shift in Strategy and Discontinuance of Value-Based Wound Care Program

Our company's main source of revenue has consistently been from soft tissue repair and bone fusion products for the surgical market. Additionally, we generate a smaller portion of revenue from products sold in the post-acute setting. To further support this segment, particularly in wound care, we launched a value-based wound care services initiative designed to enhance outcomes while complementing our offerings in both surgical and post-acute markets. This post-acute strategy, which we referred to as Tissue Health Plus ("THP"), was focused on providing value-based wound care services. Through THP, we planned to offer a first of its kind value-based wound care program to payers and risk-bearing entities. This program was designed to enable payers to divest wound care spend risk, reduce wound related hospitalizations and improve patient quality of life. To further develop our value-based wound care strategy, we executed an investment and acquisition strategy to build telehealth services and acquire technologies to support the THP platform.

Since the second quarter of 2024, we managed our business on the basis of two operating and reportable segments: the Sanara Surgical segment and the THP segment.

Our intention in incubating THP was coupled with a goal to find an outside partner to buy or invest in the platform. Starting in 2024, we held several meetings and did significant outreach to find potential funding for THP. This effort included meetings with venture capital firms, strategic buyers, provider service companies, insurance companies and private equity firms. During the third quarter of 2025, following authorization from our Board of Directors, management initiated a review of strategic options for THP and formally engaged an investment bank to search for potential investors or purchasers. By mid-September 2025, we concluded that these efforts were unlikely to succeed within the timeline allocated by the Board of Directors and ended our engagement with the investment bank. Persistent losses related to THP and a lack of any firm commitments from potential investors led management and our Board of Directors to decide to discontinue THP's operations in mid-September 2025 and shift our focus exclusively on products and technologies for use in the surgical market.

As a result of this decision, THP met the accounting requirements to be classified under discontinued operations as of September 30, 2025. In accordance with generally accepted accounting principles in the United States ("GAAP"), the operations of THP are presented as discontinued operations in our Consolidated Balance Sheets and Consolidated Statements of Operations and, as such, have been excluded from continuing operations for all periods presented. As a result of the disposal of THP, we now have a single reportable segment. This determination is in accordance with Accounting Standards Codification ("ASC") 280, Segment Reporting.

Certain prior period amounts have been reclassified to conform to the current year presentation.

Summary of Our Key Products and Development Programs

We market and distribute surgical products to surgeons at hospitals and surgical centers. Our products are primarily sold in the U.S. surgical tissue repair market. We believe that we have the ability to drive our product pipeline from concept to preclinical and clinical development while meeting quality and regulatory requirements.

CellerateRX Surgical

CellerateRX Surgical is a Type I bovine hydrolyzed collagen indicated for the management of surgical, traumatic, and partial and full-thickness wounds as well as first- and second-degree burns. It is manufactured with a proprietary process. CellerateRX Surgical is sterilized, packaged and designed specifically for use in the operating room. CellerateRX Surgical is primarily purchased by hospitals and ambulatory surgical centers for use by surgeons to treat surgical wounds, including those associated with orthopedic, spine and trauma procedures. Additional surgical wounds that often benefit from the use of CellerateRX Surgical include general, vascular, plastic/reconstructive, cardiovascular, gynecologic, and urologic related procedures.

CellerateRX Surgical is used in operative cases where patients might have trouble healing normally due to underlying health complications. There is always a risk of complication with surgical wounds. This is especially true in patients with certain comorbidities, including obesity, diabetes and hypertension. These complications can include surgical wound infections, dehiscence (where an incision opens after primary closure) and necrosis. Surgeons use CellerateRX Surgical to complement the body's normal healing process. By supporting the body to heal normally without complications, improved patient outcomes are achieved, thereby reducing downstream costs related to complications (such as re-operation, longer hospitalization, re-admittance, extended rehabilitative care and other additional treatments). Surgical wound complications have become increasingly problematic due to the high rates of surgical patient comorbidities and the financial strain on insurance payors as well as hospitals that suffer exorbitant costs for readmission of these patients within 90 days of surgery.

BIASURGE

BIASURGE is a 510(k) cleared sterile no-rinse, advanced surgical solution used for wound irrigation. It contains an antimicrobial preservative effective against a broad spectrum of pathogenic microorganisms in the solution. BIASURGE is indicated for use in the mechanical cleansing and removal of debris, including microorganisms, from surgical wounds.

Other Products

TEXAGEN Amniotic Membrane Allograft is a multi-layer amniotic membrane allograft used as an anatomical barrier with robust handling that can be sutured for securement if needed.

BiFORM is an osteoconductive, bioactive, porous implant that allows for bony ingrowth across the graft site. It can be hydrated and used as a strip or molded into a putty to fill a bone defect.

ACTIGEN Verified Inductive Bone Matrix is a naturally derived, differentiated allograft matrix with robust handling properties.

ALLOCYTE Plus is a human allograft cellular bone matrix containing bone-derived progenitor cells and conformable bone fibers. These viable cellular allografts are ready to use upon thawing and have fibrous handling properties.

FORTIFY TRG Tissue Repair Graft ("FORTIFY TRG") is a freeze-dried, multi-layer small intestinal submucosa extracellular matrix sheet. The graft is 510(k) cleared for implantation to reinforce soft tissue, is terminally sterilized, has a thin profile, is available in multiple sizes, and can be cut to size to accommodate the patient's anatomy. FORTIFY TRG is provided sterile and can be hydrated with autologous blood fluid.

Our product portfolio includes other products that have an insignificant impact on our revenue at this time.

Tufts University License Agreement

On December 20, 2023, we signed an exclusive license agreement with Tufts University ("Tufts") to develop and commercialize patented technology covering 18 unique collagen peptides. As part of this agreement, we formed a new subsidiary, Sanara Collagen Peptides, LLC ("SCP"), and issued 10% of SCP's outstanding units to Tufts. SCP has exclusive rights to develop and commercialize new products based on the licensed patents and patents pending. SCP will pay royalties to Tufts based on net sales of licensed products and technologies. Under the exclusive license agreement, royalties will be calculated at a rate of 1.5% or 3%, depending on the type of product or technology developed. SCP will pay Tufts a minimum annual royalty of $50,000 on January 1 of the year following the first anniversary of the first commercial sale of the licensed products or technologies. SCP will pay Tufts a $100,000 minimum annual royalty on January 1 of each subsequent year during the royalty term specified in the exclusive license agreement. There have been no material accounting impacts and no royalties paid related to this arrangement as of December 31, 2025.

In connection with the shift in strategy discussed above, we are in the process of terminating the exclusive license agreement with Tufts and dissolving SCP in order to focus on developing and commercializing our surgical product portfolio.

RECENT DEVELOPMENTS

CRG Term Loan Amendment and Third Borrowing

On April 17, 2024, we, as borrower, entered into a Term Loan Agreement (the "CRG Term Loan Agreement") with the subsidiary guarantors party thereto from time to time (collectively, the "Guarantors"), CRG Servicing LLC as administrative agent and collateral agent (the "Agent") and the lenders party thereto from time to time, providing for a senior secured term loan of up to $55.0 million (the "CRG Term Loan"). In April 2024, our first borrowing (the "First Borrowing") under the CRG Term Loan of $15.0 million was used to repay our then-existing loan with Cadence Bank (the "Cadence Term Loan") and to pay fees and expenses related to the CRG Term Loan Agreement. In September 2024, we borrowed an additional $15.5 million under the CRG Term Loan (the "Second Borrowing"), a portion of the proceeds of which were used for our investment in ChemoMouthpiece, LLC ("CMp"), and for working capital and general corporate purposes. On March 19, 2025, we and the Guarantors entered into the First Amendment to the Term Loan Agreement with the Agent and the lenders party thereto from time to time (the "CRG Amendment") to, among other things (i) entitle us to up to two additional borrowings following the Second Borrowing under the CRG Term Loan, which additional borrowings were required to occur on or prior to December 31, 2025, if at all, and (ii) remove the requirement that any borrowing be in whole multiples of $5.0 million. On March 31, 2025, we borrowed an additional $12.25 million under the CRG Term Loan Agreement (the "Third Borrowing"), a portion of the proceeds of which were used for permitted acquisition opportunities, such as the CarePICS Acquisition (defined below) in April 2025, and for working capital and general corporate purposes. The First Borrowing, the Second Borrowing and the Third Borrowing each have a maturity date of March 30, 2029 (the "Maturity Date"), unless earlier prepaid. After the Third Borrowing, we did not take any additional draws under the CRG Term Loan prior to the final draw date of December 31, 2025.

BMI Investment

On January 16, 2025, we entered into a Licensing and Distribution Agreement (as amended, the "BMI License Agreement") with Biomimetic Innovations Limited ("BMI"), a privately-held medical device company headquartered in Shannon, Co. Clare Ireland, pursuant to which we acquired the exclusive U.S. marketing, sales and distribution rights to OsStic Synthetic Injectable Structural Bio-Adhesive Bone Void Filler ("OsStic"), as well as an adjunctive internal fixation technology featuring novel delivery to promote targeted application of OsStic ("ARC" and together with OsStic, the "BMI Products"), for use in the treatment of an injury caused by a traumatic incident. Pursuant to the BMI License Agreement, we were appointed by BMI as the exclusive distributor to promote, market, offer to sell, transfer, distribute and sell the BMI Products for trauma indications inside the United States and its territories for an initial five-year term, which term may be automatically renewed for successive two-year periods at our discretion, provided that we are in compliance with our obligations thereunder. For more information regarding the BMI License Agreement and BMI Subscription Agreement (defined below), see the "Liquidity and Capital Resources" section below.

CarePICS Acquisition

On April 1, 2025 (the "CarePICS Closing Date"), we entered into a Unit Purchase Agreement (the "CarePICS Purchase Agreement") with Tissue Health Plus, LLC, our wholly owned subsidiary (the "Purchaser"), CarePICS, LLC ("CarePICS"), the holders of CarePICS's outstanding units (each, a "Seller" and collectively, the "Sellers") and Paul Schubert, in his capacity as the representative of the Sellers, pursuant to which the Purchaser purchased all of the issued and outstanding equity interests of CarePICS (the "Units") from the Sellers (the "CarePICS Acquisition"). On the CarePICS Closing Date, the parties to the CarePICS Purchase Agreement completed the CarePICS Acquisition, and CarePICS became an indirect wholly owned subsidiary of the Company. Pursuant to the CarePICS Purchase Agreement, the cash consideration for the CarePICS Acquisition was $2.0 million, which included transaction expenses of the Sellers. On the CarePICS Closing Date, we also paid $1.65 million to satisfy certain existing indebtedness of CarePICS, which was assumed by us at the closing of the acquisition. The CarePICS Purchase Agreement also provided for potential earnout payments.

As of the CarePICS Closing Date, CarePICS was reported within the THP segment. Following the decision to discontinue the THP segment in mid-September 2025, management determined that the technology developed by CarePICS held no value outside of the THP segment. Consequently, the carrying value of the CarePICS technology was fully impaired and written down to zero. Additionally, the earnout liability related to the CarePICS Acquisition was assessed and determined to be unattainable, resulting in the reduction of the contingent consideration liability to zero.

For more information regarding the CarePICS Acquisition, see the "Liquidity and Capital Resources" section below.

COMPONENTS OF RESULTS OF OPERATIONS

Sources of Revenue

Our revenue is derived primarily from sales of our soft tissue repair and bone fusion products to hospitals and surgical centers. In particular, the substantial majority of our product sales revenue is derived from sales of CellerateRX Surgical. Our revenue is driven by direct orders shipped by us to our customers, and, to a lesser extent, direct sales to customers through delivery at the time of procedure by one of our sales representatives. We generally recognize revenue when a purchase order is received by us from the customer, and our product is received by the customer.

Revenue streams from product sales are summarized below for the periods presented:

	Year Ended December 31,		
	2025		**2024**
Soft tissue repair products	$ 91,347,493	$	76,125,012
Bone fusion products	11,770,489		10,547,413
Total Net Revenue	**$ 103,117,982**	**$**	**86,672,425**

Cost of Goods Sold

Cost of goods sold consists primarily of the acquisition costs from the manufacturers of our licensed products, raw material costs for certain components sourced directly by us, shipping and handling, and all related royalties due as a result of the sale of our products. Our gross profit represents total net revenue less the cost of goods sold, and gross margin represents gross profit expressed as a percentage of total revenue.

Operating Expenses

Selling, general and administrative ("SG&A") consists primarily of salaries, sales commissions, benefits, bonuses and share-based compensation. SG&A also includes outside legal counsel fees, audit fees, insurance premiums, rent and other corporate expenses. We expense all SG&A as incurred.

Research and development ("R&D") includes costs related to enhancements to our currently available products and additional investments in our product and technology development pipeline. This includes personnel-related expenses, including salaries, share-based compensation and benefits for all personnel directly engaged in R&D activities, contract services, materials, prototype expenses and allocated overhead, which is comprised of compensation and benefits, lease expense and other facilities-related costs. We expense R&D costs as incurred.

Depreciation and amortization includes depreciation of fixed assets and amortization of intangible assets that have a finite life, such as product licenses, patents and intellectual property, customer relationships and assembled workforces.

Change in fair value of earnout liabilities represents our measurement of the change in fair value at the balance sheet date of our earnout liabilities that were established at the time of our merger with Precision Healing Inc. and acquisition of Scendia Biologics, LLC ("Scendia").

Other Income (Expense)

Other income (expense) is primarily comprised of interest expense and our share of losses from equity method investments and other nonoperating activities.

RESULTS OF OPERATIONS

The following table presents certain information about our results from continuing operations and Adjusted EBITDA (as described below) for the periods presented:

	Year Ended December 31,	
	2025	**2024**
Net revenue	$ 103,117,982	$ 86,672,425
Cost of goods sold	7,520,969	8,139,901
Selling, general and administrative	78,716,999	71,673,642
Research and development	5,072,483	2,828,663
Depreciation and amortization	2,661,873	2,785,829
Change in fair value of earnout liabilities	-	(14,451)
Asset impairment charges	1,841,120	-
Other expense [1]	7,697,662	3,196,424
Net loss from continuing operations	**$ (393,124)**	**$ (1,937,583)**
Adjusted EBITDA [2]	$ 17,013,836	$ 9,148,722

(1) For the years ended December 31, 2025 and 2024, other expense included interest expense and our share of losses from equity method investments, offset by interest income and gain on disposal of property and equipment.

(2) Adjusted EBITDA is a non-GAAP financial measure. For more information, see the "Adjusted EBITDA" section below.

Net Revenue. For the year ended December 31, 2025, we generated net revenue of $103.1 million compared to $86.7 million for the year ended December 31, 2024, a 19% increase over the prior year period. Higher net revenue in the year ended December 31, 2025 was primarily due to increased sales of soft tissue repair products, including CellerateRX Surgical and BIASURGE, and certain bone fusion products as a result of our increased market penetration, geographic expansion and our strategy to continue expanding and developing our independent distribution network in both new and existing U.S. markets.

Cost of Goods Sold. Cost of goods sold for the year ended December 31, 2025 was $7.5 million compared to $8.1 million for the year ended December 31, 2024. Lower cost of goods sold in the year ended December 31, 2025 was due to lower manufacturing costs related to CellerateRX Surgical.

Gross Profit. We generated gross profit of $95.6 million for the year ended December 31, 2025 compared to $78.5 million for the year ended December 31, 2024, a 22% increase over the prior year period. Gross margins were approximately 93% and 91% for the years ended December 31, 2025 and 2024, respectively. Higher gross profit and margin in the year ended December 31, 2025 was primarily due to increased sales of soft tissue repair products, particularly CellerateRX Surgical and BIASURGE, as a result of our increased market penetration and geographic expansion, and our strategy to continue expanding and developing our independent distribution network in both new and existing U.S. markets.

Selling, general and administrative. SG&A for the year ended December 31, 2025 was $78.7 million compared to $71.7 million for the year ended December 31, 2024. Higher SG&A in the year ended December 31, 2025 was primarily due to increased direct sales and marketing expenses, which accounted for approximately $5.7 million of the increase, approximately $0.9 million related to compensation expense and approximately $0.3 million related to warehousing and distribution costs.

Research and development. R&D for the year ended December 31, 2025 was $5.1 million compared to $2.8 million for the year ended December 31, 2024. Higher R&D for the year ended December 31, 2025 was primarily due to product enhancement initiatives associated with our soft tissue repair products.

Depreciation and amortization. Depreciation and amortization for the year ended December 31, 2025 was $2.7 million compared to $2.8 million for the year ended December 31, 2024.

Change in fair value of earnout liabilities. Change in fair value of earnout liabilities was zero for the year ended December 31, 2025 compared to a benefit of $14,451 for the year ended December 31, 2024.

Asset impairment charges. Asset impairment charges were $1.8 million for the year ended December 31, 2025 compared to zero for the year ended December 31, 2024. Asset impairment charges for the year ended December 31, 2025 were due to a strategic shift to focus on products and technologies in the surgical market resulting in a write-down of certain IP assets that have not generated cash flows since acquisition and were no longer expected to be used in our strategic plans.

Other expense. Other expense for the year ended December 31, 2025 was $7.7 million compared to $3.2 million for the year ended December 31, 2024. The increase in other expense for the year ended December 31, 2025 was primarily due to higher interest expense and fees related to the CRG Term Loan and our share of losses from equity method investments.

Net loss from continuing operations. For the year ended December 31, 2025, we had a net loss from continuing operations of $0.4 million, compared to a net loss from continuing operations of $1.9 million for the year ended December 31, 2024. Lower net loss from continuing operations for the year ended December 31, 2025 was primarily due to revenue growth, partially offset by SG&A and R&D increasing at a relatively lower rate, and higher interest expense related to the CRG Term Loan.

Net loss from discontinued operations. As a result of our decision to discontinue THP, the operating results of THP are reported as discontinued operations in the Consolidated Statements of Operations for all periods presented. Net loss from discontinued operations totaled $37.2 million and $8.0 million for the years ended December 31, 2025 and 2024, respectively. The increase in net loss from discontinued operations for the year ended December 31, 2025 was primarily due to asset impairment charges of intangible and fixed assets related to the THP technology platform.

Adjusted EBITDA. We define Adjusted EBITDA as net income (loss) from continuing operations excluding interest expense/income, provision/benefit for income taxes, depreciation and amortization, non-cash share-based compensation expense, change in fair value of earnout liabilities, share of losses from equity method investments, executive separation costs, legal and diligence expenses related to acquisitions, asset impairment charges and gains/losses on the disposal of property and equipment, as each are applicable to the periods presented. Adjusted EBITDA is a non-GAAP measure and should be considered in addition to, not as a substitute for, net income (loss) from continuing operations, cash flow and other measures of financial performance reported in accordance with GAAP.

We believe Adjusted EBITDA is useful to investors because it facilitates comparisons of our core business operations across periods on a consistent basis. Accordingly, we adjust for certain items, such as change in fair value of earnout liabilities and asset impairment charges, when calculating Adjusted EBITDA because we believe that such items are not related to our core business operations. We do not, nor do we suggest that investors should, consider these non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Material limitations associated with the use of such measures are that they do not reflect all costs included in operating expenses and may not be comparable with similarly named financial measures of other companies. Furthermore, these non-GAAP financial measures are based on subjective determinations of management regarding the nature and classification of events and circumstances. We present these non-GAAP financial measures to provide investors with information to evaluate our operating results in a manner similar to how management evaluates business performance. To compensate for any limitations in such non-GAAP financial measures, management believes that it is useful in understanding and analyzing the results of the business to review both GAAP information and the related non-GAAP financial measures.

The following table provides a reconciliation of net loss from continuing operations to Adjusted EBITDA for the periods presented:

	Year Ended December 31,	
	2025	2024
Net loss from continuing operations	$ (393,124)	$ (1,937,583)
Adjustments:		
Interest expense	6,759,800	3,128,395
Depreciation and amortization	2,661,873	2,785,829
Noncash share-based compensation	4,773,982	3,969,008
Change in fair value of earnout liabilities	-	(14,451)
Asset impairment charges	1,841,120	-
Share of losses from equity method investments	952,466	90,007
Interest income	(3,672)	(21,978)
Gain on disposal of property and equipment	(10,932)	-
Executive separation costs [1]	432,323	964,466
Acquisition costs [2]	-	185,029
Adjusted EBITDA	**$ 17,013,836**	**$ 9,148,722**

(1) Includes $172,122 and $328,795 of share-based compensation related to executive separation costs for the years ended December 31, 2025 and 2024, respectively.

(2) Acquisition costs include legal, tax, accounting and other contract services related to prospective acquisitions.

For the year ended December 31, 2025, our Adjusted EBITDA was $17.0 million compared to $9.1 million for the year ended December 31, 2024. Higher Adjusted EBITDA in 2025 was primarily due to revenue growth, while SG&A and R&D increased at a relatively lower rate.

LIQUIDITY AND CAPITAL RESOURCES

Cash on hand at December 31, 2025 was $16.6 million, compared to $15.9 million at December 31, 2024. Historically, we have financed our operations primarily from borrowings under our credit facilities and the sale of equity securities. Based on our current plan of operations, we believe our cash on hand, when combined with expected cash flows from operations, will be sufficient to fund our growth strategy and to meet our anticipated operating expenses and capital expenditures for at least the next 12 months.

We expect our future needs for cash to include further development of our product portfolio, clinical studies, repayment of debt as it becomes due and for general corporate purposes.

Our cash outlay associated with winding down THP in the fourth quarter of 2025 was $1.3 million. We do not anticipate material cash spend related to winding down THP in 2026.

Applied Asset Purchase

On August 1, 2023, we entered into an asset purchase agreement (the "Applied Purchase Agreement") by and among the Company, Sanara MedTech Applied Technologies, LLC ("SMAT"), The Hymed Group Corporation and Applied Nutritionals, LLC (together with The Hymed Group Corporation, the "Applied Sellers"), and Dr. George D. Petito (the "Owner"), pursuant to which SMAT acquired certain assets of the Applied Sellers and the Owner, including, among others, the Applied Sellers' and Owner's intellectual property, manufacturing and related equipment, inventory, rights and claims, other than certain excluded assets (the "Applied Purchased Assets") and assumed certain Assumed Liabilities (as defined in the Applied Purchase Agreement) upon the terms and subject to the conditions set forth in the Applied Purchase Agreement. The Applied Purchased Assets were purchased for an initial aggregate purchase price of $15.25 million, consisting of (i) $9.75 million in cash (the "Cash Closing Consideration"), (ii) 73,809 shares of our common stock, with an agreed upon value of $3.0 million (the "Stock Closing Consideration") and (iii) $2.5 million in cash, to be paid in four equal installments on each of the four anniversaries following the Closing (the "Installment Payments"). The first and second of four Installment Payments of $625,000 were made in August 2024 and August 2025, respectively.

In addition to the Cash Closing Consideration, Stock Closing Consideration and Installment Payments, the Applied Purchase Agreement provides that the Applied Sellers are entitled to receive up to an additional $10.0 million (the "Applied Earnout"), which is payable to the Applied Sellers in cash, upon the achievement of certain performance thresholds relating to SMAT's collections from net sales of a collagen-based product currently under development. Upon expiration of the seventh anniversary of the closing, to the extent the Applied Sellers have not earned the entirety of the Applied Earnout, SMAT shall pay the Applied Sellers a pro-rata amount of the Applied Earnout based on collections from net sales of the product, with such amount to be due credited against any Applied Earnout payments already made by SMAT (the "True-Up Payment"). The Applied Earnout, minus the True-Up Payment and any Applied Earnout payments already made by SMAT, may be earned at any point in the future, including after the True-Up Payment is made.

CRG Term Loan Agreement

On April 17, 2024, we entered into the CRG Term Loan Agreement by and among us, as borrower, the Guarantors, the Agent and the lenders party thereto from time to time, providing for a senior secured term loan of up to $55.0 million. On the Closing Date, the First Borrowing of $15.0 million was made to repay the Cadence Term Loan and to pay certain fees and expenses related to the CRG Term Loan Agreement. The remaining proceeds of $4.5 million were distributed to us. As a result, the Cadence Term Loan was terminated and all outstanding amounts under the Cadence Term Loan were repaid in full and all security interest and other liens granted to or held by Cadence Bank were terminated and released.

On September 4, 2024, we borrowed an additional $15.5 million under the CRG Term Loan Agreement. We used $5.0 million of the proceeds of the Second Borrowing for the investment in CMp, and for working capital and general corporate purposes. Prior to the CRG Amendment, pursuant to the CRG Term Loan Agreement, we were entitled to one additional borrowing, which was required to occur on or prior to June 30, 2025 and be at least $5.0 million or a multiple of $5.0 million. On March 19, 2025, we entered into the CRG Amendment, which amended the CRG Term Loan Agreement to, among other things, (i) entitle us to two additional borrowings following the Second Borrowing, which borrowings must occur on or prior to December 31, 2025, if at all, and (ii) remove the requirement that any borrowing be in whole multiples of $5.0 million. The total available borrowing amount under the CRG Term Loan and the related interest rate and fees were not modified.

On March 31, 2025, we borrowed an additional $12.25 million under the CRG Term Loan Agreement. The First Borrowing, the Second Borrowing and the Third Borrowing each have a maturity date of March 30, 2029, unless earlier prepaid. We used a portion of the proceeds from the Third Borrowing for permitted acquisition opportunities, such as the CarePICS Acquisition in April 2025, and for working capital and general corporate purposes. After the Third Borrowing, we did not take any additional draws under the CRG Term Loan prior to the final draw date of December 31, 2025.

The CRG Term Loan bears interest at a per annum rate equal to 13.25% (subject to a 4.0% increase during an event of default), of which 8.00% must be paid in cash and 5.25% may, at our election, be deferred through the 19th quarterly Payment Date (defined below) by adding such amount to the aggregate principal loan amount, so long as no default or event of default under the CRG Term Loan Agreement has occurred and is continuing. We are required to make quarterly interest payments on the final business day of each calendar quarter following the Closing Date, commencing on the first such date to occur at least 30 days after the Closing Date (each, a "Payment Date"). Interest is payable on each Payment Date in arrears with respect to the time between each Payment Date and upon the payment or prepayment of the CRG Term Loan, ending on the Maturity Date. In addition, we are required to pay an upfront fee of 1.50% of the principal amount of the CRG Term Loan, which is payable as amounts are advanced under the CRG Term Loan on a pro rata basis. We are also required to pay a back-end fee equal to 7.00% of the aggregate principal amount advanced under the CRG Term Loan Agreement. We paid upfront fees of $225,000 on the Closing Date related to the First Borrowing, $232,500 of upfront fees on September 4, 2024 related to the Second Borrowing and $183,750 of upfront fees on March 31, 2025 related to the Third Borrowing. As of December 31, 2025, there was $46.0 million of principal outstanding under the CRG Term Loan.

Subject to certain exceptions, we are required to make mandatory prepayments of the CRG Term Loan with the proceeds of certain assets sales and in the event of a change of control of the Company. In addition, we may make voluntary prepayments of the CRG Term Loan, in whole or in part, at any time. All mandatory and voluntary prepayments of the CRG Term Loan are subject to the payment of prepayment premiums as follows: (i) if prepayment occurs on or prior to the date that is one year following the applicable borrowing (the "Borrowing Date"), an amount equal to 10.0% of the aggregate outstanding principal amount of the CRG Term Loan being prepaid and (ii) if prepayment occurs one year after the applicable Borrowing Date and on or prior to two years following the applicable Borrowing Date, an amount equal to 5.0% of the aggregate outstanding principal amount of the CRG Term Loan being prepaid. No prepayment premium is due on any principal prepaid if prepayment occurs two years or more after the applicable Borrowing Date.

Certain of our current and future subsidiaries, including the Guarantors, guarantee our obligations under the CRG Term Loan Agreement. As security for our obligations under the CRG Term Loan Agreement, on the Closing Date, we and the Guarantors entered into a security agreement with the Agent pursuant to which we and the Guarantors granted to the Agent, as collateral agent for the lenders, a lien on substantially all of our and the Guarantors' assets, including intellectual property (subject to certain exceptions).

The CRG Term Loan Agreement contains affirmative and negative covenants customary for financings of this type, including limitations on our and the Guarantors' abilities, among other things, to incur additional debt, grant or permit additional liens, make investments and acquisitions above certain thresholds, merge or consolidate with others, dispose of assets, pay dividends and distributions and enter into affiliate transactions, in each case, subject to certain exceptions. In addition, the CRG Term Loan Agreement contains the following financial covenants requiring us and the Guarantors in the aggregate to maintain:

- liquidity in an amount which shall exceed the greater of (i) $3.0 million and (ii) to the extent we have incurred certain permitted debt, the minimum cash balance, if any, required of us by the creditors of such permitted debt; and
- annual minimum revenue of at least (i) $60.0 million for the twelve-month period beginning on January 1, 2024 and ending on December 31, 2024, (ii) $75.0 million for the twelve-month period beginning on January 1, 2025 and ending on December 31, 2025, (iii) $85.0 million for the twelve-month period beginning on January 1, 2026 and ending on December 31, 2026, (iv) $95.0 million for the twelve-month period beginning on January 1, 2027 and ending on December 31, 2027 and (v) $105.0 million during each twelve-month period beginning on January 1 of a given year thereafter.

The CRG Term Loan Agreement contains representations and warranties of the Company and the Guarantors customary for financings of this type, and also includes events of default customary for financings of this type, including, among other things, non-payment, inaccuracy of representations and warranties, covenant breaches, a material adverse change, bankruptcy and insolvency, material judgments and a change of control, in certain cases subject to customary periods to cure. The occurrence and continuance of an event of default could result in the acceleration of the obligations under the CRG Term Loan Agreement.

As of December 31, 2025, we were in compliance with all debt covenants.

BMI Investment

On January 16, 2025, we entered into the BMI License Agreement with BMI, pursuant to which we acquired the exclusive U.S. marketing, sales and distribution rights to OsStic, as well as ARC, for use in the treatment of a wound or injury caused by a traumatic incident.

Pursuant to the BMI License Agreement, we were appointed by BMI as the exclusive distributor to promote, market, offer to sell, transfer, distribute and sell the BMI Products for trauma indications inside the United States and its territories for an initial five-year term, which may be automatically renewed for successive two-year periods at our discretion, provided that we are in compliance with our obligations thereunder (the "BMI Term"). From January 16, 2025 until October 13, 2025, we had an option to negotiate exclusive distribution rights for the BMI Products in additional fields and/or additional territories on substantially the same terms as those set forth in the BMI License Agreement. On June 18, 2025, pursuant to the BMI License Agreement, we exercised our option for exclusive distribution rights of the BMI Products for sports medicine, spine, arthroplasty, and craniomaxillofacial indications within the United States and its territories. On October 1, 2025, we and BMI entered into a first amendment to the BMI License Agreement to extend the option period through May 31, 2026 to provide more time to negotiate and finalize the terms of the additional fields in the contract territory.

The BMI License Agreement requires that we pay BMI royalties of 3% of OsStic Net Sales (as defined in the BMI License Agreement). Pursuant to the BMI License Agreement, we and BMI agreed to negotiate the applicable percentage of net sales for ARC at a future date. The BMI License Agreement also requires that we pay BMI annual minimum royalty payments of $100,000, $200,000, and $300,000 for the first, second and third years, respectively, following the receipt of first regulatory approval for the marketing and sale of a Product (as defined in the agreement). No royalties have been paid under this agreement as of December 31, 2025.

In connection with the BMI License Agreement, on January 16, 2025, we entered into a Share Subscription and Shareholders' Agreement (the "Subscription Agreement"), by and among us, The Russell Revocable Living Trust, BMI and the existing shareholders of BMI, pursuant to which we made an initial cash investment in BMI totaling approximately $3.1 million (€3.0 million). The initial cash investment and our previously disclosed convertible loan to BMI of $1.1 million (€1.0 million) were converted into 8,230 ordinary shares of BMI, constituting approximately 6.67% of the outstanding equity of BMI as of January 16, 2025. Pursuant to the Subscription Agreement, we also agreed to contribute an additional €4.0 million to BMI through a series of capital contributions in exchange for 8,230 additional ordinary shares of BMI upon the achievement of certain development, clinical, and regulatory milestones expected to occur at various points during 2025 and 2026. As of June 30, 2025, BMI had achieved two of such milestones, and upon settlement, we paid BMI $2.4 million (€2.0 million) on July 1, 2025 in exchange for 4,116 additional ordinary shares of BMI, bringing our total ownership of BMI's outstanding equity to approximately 9.678% as of July 1, 2025. In September 2025, BMI achieved the final three milestones, and upon settlement, we paid BMI $2.4 million (€2.0 million) on October 2, 2025 in exchange for 4,114 additional ordinary shares of BMI, bringing our total ownership of BMI's outstanding equity to approximately 12.499% for a total cash investment of $9.0 million (€8.0 million) as of October 2, 2025.

CarePICS Acquisition

Pursuant to the CarePICS Purchase Agreement (see "*Recent Developments*"), the Sellers were entitled to receive earnout payments based on SaaS P&L (as defined in the CarePICS Purchase Agreement) during the two-year period beginning on the CarePICS Closing Date and ending on March 31, 2027.

As the contingent consideration was negotiated as part of the CarePICS Acquisition, the contingent obligation was included in the total purchase consideration transferred and previously classified as a liability.

As of the CarePICS Closing Date, CarePICS was reported within the THP segment. Following the decision to discontinue the THP segment in mid-September 2025, management determined that the technology developed by CarePICS no longer held value outside of the THP segment. Consequently, the carrying value of the CarePICS technology was fully impaired and written down to zero. Additionally, the earnout liability related to the CarePICS acquisition was assessed and determined to be unattainable, resulting in the reduction of the contingent consideration liability to zero.

Cash Flow Analysis

For the year ended December 31, 2025, net cash provided by operating activities was $6.8 million compared to net cash used in operating activities of $23,784 for the year ended December 31, 2024. The increase in cash provided by operating activities during the year ended December 31, 2025 was largely due to net revenue growth outpacing the growth of our cash operating expenses and, to a lesser extent, improved timing of collection of trade receivables.

For the year ended December 31, 2025, net cash used in investing activities was $15.0 million compared to $6.6 million used in investing activities for the year ended December 31, 2024. Cash used in investing activities during the year ended December 31, 2025 primarily included $8.3 million for our minority investment in BMI, $2.1 million related to the CarePICS Acquisition and $4.4 million of certain capitalized costs related to the buildout of the now discontinued THP technology platform.

For the year ended December 31, 2025, net cash provided by financing activities was $8.9 million compared to $17.4 million provided by financing activities for the year ended December 31, 2024. The decrease in cash provided by financing activities during the year ended December 31, 2025 was due to a lower draw amount on the CRG Term Loan, and reduced cash payments related to earnout liabilities, partially offset by higher net settlements of equity-based awards and the payoff of the debt assumed in the CarePICS Acquisition.

Refer to Note 3 to the consolidated financial statements, "Discontinued Operations" for the operating, investing and financing cash flow information related to the discontinuation of THP.

MATERIAL TRANSACTIONS WITH RELATED PARTIES

Consulting Agreement

In July 2021, we entered into an asset purchase agreement with Rochal, a related party. Concurrent with the Rochal asset purchase, we entered into a consulting agreement with Ann Beal Salamone pursuant to which Ms. Salamone agreed to provide us with consulting services with respect to, among other things, writing new patents, conducting patent intelligence and participating in certain grant and contract reporting. In consideration of the consulting services to be provided to us, Ms. Salamone is entitled to receive an annual consulting fee of $177,697, with payments to be issued once per month. The consulting agreement had an initial term of three years. Effective July 13, 2024, the consulting agreement with Ms. Salamone was amended to provide that the initial term shall be automatically renewed for successive one-year terms for up to three successive years unless earlier terminated by either party without cause at any time, provided that the terminating party provides 90 days advance written notice of termination. Ms. Salamone is a director of the Company and is a significant shareholder and the current chair of the board of directors of Rochal.

Catalyst Transaction Advisory Services Agreement

In March 2023, we entered into a Transaction Advisory Services Agreement (the "Catalyst Services Agreement") effective March 1, 2023 with The Catalyst Group Inc. ("Catalyst"), a related party. Pursuant to the Catalyst Services Agreement, Catalyst, by and through its directors, officers, employees and affiliates that are not simultaneously serving as directors, officers or employees of the Company (collectively, the "Covered Persons"), agreed to perform certain transaction advisory, business and organizational strategy, finance, marketing, operational and strategic planning, relationship access and corporate development services for us in connection with any merger, acquisition, recapitalization, divestiture, financing, refinancing, or other similar transaction in which we may be, or may consider becoming, involved, and any such additional services as mutually agreed upon in writing by and between Catalyst and us (the "Catalyst Services").

Pursuant to the Catalyst Services Agreement, we agreed to reimburse Catalyst for (i) compensation actually paid by Catalyst to any of the Covered Persons at a rate no more than a rate consistent with industry practice for the performance of services similar to the Catalyst Services, as documented in reasonably sufficient detail, and (ii) all reasonable out-of-pocket costs and expenses payable to unaffiliated third parties, as documented in customary expense reports, as each of (i) and (ii) is incurred in connection with the Catalyst Services rendered under the Catalyst Services Agreement, with all reimbursements being contingent upon the prior approval of the Audit Committee of our Board of Directors. Pursuant to the Catalyst Services Agreement, costs incurred were $12,480 and $288,594 for the years ended December 31, 2025 and 2024, respectively.

Receivables and Payables

We had outstanding related party receivables totaling zero at December 31, 2025 and $40,566 at December 31, 2024. We had outstanding related party payables totaling $25,000 at December 31, 2025 and $30,913 at December 31, 2024.

IMPACT OF INFLATION AND CHANGING PRICES

Inflation and changing prices have not had a material impact on our historical results of operations. We do not currently anticipate that inflation and changing prices, including the impacts of tariffs, will have a material impact on our future results of operations.

CRITICAL ACCOUNTING ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported revenue and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results may differ from these estimates.

We have identified certain significant accounting estimates which involve a higher degree of judgment and complexity in making certain estimates and assumptions that affect amounts reported in our consolidated financial statements, as summarized below.

Inventories

Inventories are stated at the lower of cost or net realizable value, with cost computed on a first-in, first-out basis. Inventories consist primarily of finished goods, and also include an immaterial amount of raw materials and related packaging components. We recorded inventory obsolescence expense of $582,046 for the year ended December 31, 2025 and $521,757 for the year ended December 31, 2024. The allowance for obsolete and slow-moving inventory had a balance of $623,835 at December 31, 2025 and $534,549 at December 31, 2024.

Goodwill

The excess of purchase price over the fair value of identifiable net assets acquired in business combinations is recorded as goodwill. As of December 31, 2025 and 2024, all of our goodwill relates to the acquisition of Scendia. Goodwill has an indefinite useful life and is not amortized. Goodwill is tested annually as of December 31 for impairment, or more frequently if circumstances indicate impairment may have occurred. We first perform a qualitative assessment to determine if it is more likely than not that the fair value of the reporting unit is less than the respective carrying value. If it is determined that it is more likely than not that a reporting unit's fair value is less than its carrying value, then we will determine the fair value of the reporting unit and record an impairment charge for the difference between fair value and carrying value (not to exceed the carrying amount of goodwill). No impairment was recorded during the years ended December 31, 2025 or 2024.

Impairment of Long-Lived Assets

Long-lived assets, including certain identifiable intangibles held and to be used by us, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We regularly evaluate the recoverability of our long-lived assets based on estimated future cash flows and the estimated liquidation value of such long-lived assets and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the long-lived assets. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated fair value less cost to sell. A $26.5 million non-cash charge to write-off the net book value of certain THP fixed and intangible assets was recorded during the quarter ended September 30, 2025, and a $1.8 million non-cash charge to write-off the net book value of certain intangible assets was recorded in the quarter ended December 31, 2025. A $0.5 million non-cash charge to write-off the remaining net book value of certain THP internal use software assets was recorded in depreciation and amortization expense during the year ended December 31, 2024.

Investments in Equity Securities

Our equity investments consist of nonmarketable equity securities in privately held companies without readily determinable fair values. Unless accounted for under the equity method of accounting, the investments are reported at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

We apply the equity method of accounting for investments when we have significant influence, but not controlling interest, in the investee. Judgment regarding the level of influence over each equity method investment includes considering key factors such as ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions. As discussed further in Note 7 to the consolidated financial statements, as of December 31, 2025, we had three investments that are recorded applying the equity method of accounting. Our proportionate share of the net income (loss) resulting from these investments is reported under the line item captioned "Share of losses from equity method investments" in our Consolidated Statements of Operations. Our equity method investments are adjusted each period for our share of the investee's income or loss and dividend paid, if any. We classify distributions received from our equity method investments using the cumulative earnings approach in our Consolidated Statements of Cash Flows.

We reviewed the carrying value of our investments and determined there was no impairment or observable price changes as of and for the years ended December 31, 2025 and 2024.

Income Taxes

We account for income taxes in accordance with ASC Topic No. 740, Income Taxes. This standard requires us to provide a net deferred tax asset or liability equal to the expected future tax benefit or expense of temporary reporting differences between book and tax accounting and any available operating loss or tax credit carry forwards. A valuation allowance is provided if it is more likely than not that some or all of a net deferred tax asset will not be realized.

For the year ended December 31, 2025, the Company recognized income tax expense of zero on a pre-tax loss from continuing operations of $0.4 million, resulting in an effective tax rate of 0%. For the year ended December 31, 2024, the Company recognized income tax expense of $48,380 on a pre-tax loss from continuing operations of $1.9 million, resulting in an effective tax rate of 2.56%. The year-over-year change in the effective tax rate primarily reflects changes in state and local income taxes, changes in the valuation allowance, and changes in nontaxable and nondeductible items.

Off-Balance Sheet Arrangements

None.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide this information.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

SANARA MEDTECH INC. AND SUBSIDIARIES
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Sanara MedTech Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying balance sheets of Sanara MedTech Inc. and subsidiaries (collectively, the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of Impairment Triggering Events for Definite-Lived Intangible Assets (Notes 2, 3 and 6).

Critical Audit Matter Description

At each reporting date, the Company performs an evaluation of whether triggering events have occurred which may indicate that the carrying amount of an asset may not be recoverable. During the year-ended December 31, 2025, management concluded that there were triggering events, primarily as a result of the discontinuance of the former Tissue Health Plus ("THP") segment and evaluation of the Company's intellectual property portfolio, which indicated that the carrying value of certain assets were not recoverable. As a result, management identified a number of assets which would not be utilized in support of the Company's Surgical operations on a go-forward basis and impaired those related assets to $0 through an impairment charge totaling $28.3 million, of which $26.5 million related to the previous THP segment.

We identified the assessment of intellectual property for impairment triggering events as a critical audit matter because such analysis required the application of greater auditor judgment. Potential triggering events, such as the discontinuance of the THP segment and evaluation of which intellectual property will be pursued to develop future products, required a higher degree of auditor judgment to evaluate. These possible triggering events could have a significant effect on the Company's assessment to determine whether further quantitative or qualitative analysis of recoverability was required.

How the Critical Audit Matter Was Addressed in the Audit

Our primary audit procedures related to the Company's analysis included the following, among others:

- We obtained an understanding of the design and implementation of management's controls over the triggering event analysis.
- We obtained and evaluated the related triggering event analysis prepared by management, evaluated responses as to factors considered, and evaluated whether the Company omitted any significant internal or external factors in their evaluation.
- Inquired of management and the board of directors to gain an understating of the Company's strategic plans and considered such responses in relation to the matters evaluated and management's assessment contained in the triggering event analysis.
- Evaluated the appropriateness of the evaluation framework utilized by management and the matters considered. This testing included inquiries with management as well as consideration of positive and negative evidence impacting management's considerations.

/s/ Weaver and Tidwell, L.L.P.

We have served as the Company's auditor since 2021.

Austin, Texas

March 24, 2026

SANARA MEDTECH INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

| | December 31, | |
	2025	2024
Assets		
Current assets		
Cash	$ 16,578,857	$ 15,878,295
Accounts receivable, net	11,998,075	12,408,819
Accounts receivable – related parties	-	40,566
Inventory, net	3,948,748	2,753,032
Convertible loan receivable	-	1,101,478
Prepaid and other assets	948,620	1,022,464
Current assets related to discontinued operations (Note 3)	67,863	101,334
Total current assets	**33,542,163**	**33,305,988**
Long-term assets		
Intangible assets, net	18,640,673	23,481,095
Goodwill	3,601,781	3,601,781
Investment in equity securities	14,626,858	6,212,945
Right of use assets – operating leases	2,075,634	1,447,907
Property and equipment, net	456,962	432,317
Long-term assets related to discontinued operations (Note 3)	-	19,609,959
Total long-term assets	**39,401,908**	**54,786,004**
Total assets	**$ 72,944,071**	**$ 88,091,992**
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable	$ 2,313,761	$ 1,499,764
Accounts payable – related parties	25,000	30,913
Accrued bonuses and commissions	11,781,435	10,084,650
Accrued royalties and expenses	2,684,626	2,265,237
Earnout liabilities – current	235,001	-
Operating lease liabilities – current	353,229	358,687
Current liabilities related to discontinued operations (Note 3)	1,233,478	1,050,820
Total current liabilities	**18,626,530**	**15,290,071**
Long-term liabilities		
Long-term debt	45,970,937	30,689,290
Earnout liabilities – long-term	-	748,001
Operating lease liabilities – long-term	1,868,703	1,237,051
Other long-term liabilities	548,125	1,215,617
Total long-term liabilities	**48,387,765**	**33,889,959**
Total liabilities	**67,014,295**	**49,180,030**
Commitments and contingencies (Note 10)		
Shareholders' equity		
Common Stock: $0.001 par value, 20,000,000 shares authorized; 8,946,913 issued and outstanding as of December 31, 2025 and 8,753,773 issued and outstanding as of December 31, 2024	8,948	8,754
Additional paid-in capital	81,232,536	77,179,211
Accumulated deficit	(75,303,042)	(37,784,392)
Total Sanara MedTech shareholders' equity	**5,938,442**	**39,403,573**
Equity attributable to noncontrolling interest	(8,666)	(491,611)
Total shareholders' equity	**5,929,776**	**38,911,962**
Total liabilities and shareholders' equity	**$ 72,944,071**	**$ 88,091,992**

The accompanying notes are an integral part of these consolidated financial statements.

SANARA MEDTECH INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
	2025	2024
Net Revenue	$ 103,117,982	$ 86,672,425
Cost of goods sold	7,520,969	8,139,901
Gross profit	95,597,013	78,532,524
Operating expenses		
Selling, general and administrative	78,716,999	71,673,642
Research and development	5,072,483	2,828,663
Depreciation and amortization	2,661,873	2,785,829
Change in fair value of earnout liabilities	-	(14,451)
Asset impairment charges	1,841,120	-
Total operating expenses	88,292,475	77,273,683
Operating income	7,304,538	1,258,841
Other income (expense)		
Interest expense	(6,759,800)	(3,128,395)
Share of losses from equity method investments	(952,466)	(90,007)
Interest income	3,672	21,978
Gain on disposal of property and equipment	10,932	-
Total other income (expense)	(7,697,662)	(3,196,424)
Net loss from continuing operations	(393,124)	(1,937,583)
Net loss from discontinued operations (including asset impairment charge of $26,472,407 in 2025) (Note 3)	(37,174,923)	(7,974,315)
Net loss	(37,568,047)	(9,911,898)
Net loss attributable to noncontrolling interest from continuing operations	(5,441)	(3,224)
Net loss attributable to noncontrolling interest from discontinued operations	-	(244,127)
Less: Total net loss attributable to noncontrolling interest	(5,441)	(247,351)
Net loss attributable to Sanara MedTech shareholders	$ (37,562,606)	$ (9,664,547)
Net loss per share, basic and diluted:		
Continuing operations	$ (0.05)	$ (0.23)
Discontinued operations	(4.31)	(0.91)
Net loss per share of common stock, basic and diluted	$ (4.36)	$ (1.14)
Weighted average number of common shares outstanding, basic and diluted	8,623,028	8,484,224

The accompanying notes are an integral part of these consolidated financial statements.

SANARA MEDTECH INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock $0.001 par value		Additional Paid-In	Accumulated	Noncontrolling	Total Shareholders'
	Shares	Amount	Capital	Deficit	Interest	Equity
Balance at December 31, 2023	8,535,239	$ 8,535	$72,860,556	$ (28,036,814)	$ (244,260)	$ 44,588,017
Share-based compensation	164,451	165	4,435,883	-	-	4,436,048
Net settlement and retirement of equity-based awards	54,083	54	(42,228)	(83,031)	-	(125,205)
Issuance of common stock in equity offering	-	-	(75,000)	-	-	(75,000)
Net loss	-	-	-	(9,664,547)	(247,351)	(9,911,898)
Balance at December 31, 2024	8,753,773	$ 8,754	$77,179,211	$ (37,784,392)	$ (491,611)	$ 38,911,962
Share-based compensation	195,834	196	5,154,565	-	-	5,154,761
Net settlement and retirement of equity-based awards	(2,694)	(2)	(590,948)	43,956	-	(546,994)
Change in noncontrolling interest	-	-	(510,292)	-	488,386	(21,906)
Net loss	-	-	-	(37,562,606)	(5,441)	(37,568,047)
Balance at December 31, 2025	**8,946,913**	**$ 8,948**	**$81,232,536**	**$ (75,303,042)**	**$ (8,666)**	**$ 5,929,776**

The accompanying notes are an integral part of these consolidated financial statements.

SANARA MEDTECH INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2025	**2024**
Cash flows from operating activities:		
Net loss	$ (37,568,047)	$ (9,911,898)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	3,945,965	4,923,224
Asset impairment charges	28,313,527	-
Gain on disposal of property and equipment	(9,674)	-
Credit loss expense	509,233	624,448
Inventory obsolescence	582,046	521,757
Share-based compensation	5,154,761	4,436,048
Noncash lease expense	525,372	547,297
Share of losses from equity method investments	952,466	90,007
Back-end fee	780,312	358,086
Paid-in-kind interest	2,199,613	838,965
Accretion of finance liabilities	148,179	210,931
Amortization and write-off of debt issuance costs	279,905	209,499
Change in fair value of earnout liabilities	-	(1,938,451)
Accrued interest income	-	(21,978)
Changes in operating assets and liabilities:		
Accounts receivable, net	(114,690)	(4,508,958)
Accounts receivable – related parties	40,566	(32,166)
Inventory, net	(1,777,762)	1,442,744
Prepaid and other assets	123,515	(515,496)
Accounts payable	813,999	(424,318)
Accounts payable – related parties	(5,913)	(46,891)
Accrued royalties and expenses	292,195	574,189
Accrued bonuses and commissions	2,127,966	3,102,069
Operating lease liabilities	(526,905)	(502,892)
Net cash provided by (used in) operating activities	**6,786,629**	**(23,784)**
Cash flows from investing activities:		
Purchases of property and equipment	(4,625,650)	(205,848)
Proceeds from disposal of property and equipment	60,000	-
Purchases of intangible assets	(23,452)	(23,452)
Investment in equity securities	(8,262,642)	(5,302,952)
Convertible loan receivable	-	(1,079,391)
CarePICS Acquisition	(2,122,146)	-
Net cash used in investing activities	**(14,973,890)**	**(6,611,643)**
Cash flows from financing activities:		
Loan proceeds, net of debt issuance costs of $228,183 in 2025 and $1,160,740 in 2024	12,021,817	29,339,260
Pay off line of credit	-	(9,750,000)
Pay off debt assumed in CarePICS Acquisition	(1,650,000)	-
Equity offering net expenses	-	(75,000)
Net settlement of equity-based awards	(546,994)	(125,205)
Cash payment of finance and earnout liabilities	(937,000)	(2,022,549)
Net cash provided by financing activities	**8,887,823**	**17,366,506**
Net increase in cash	700,562	10,731,079
Cash, beginning of period	15,878,295	5,147,216
Cash, end of period	**$ 16,578,857**	**$ 15,878,295**
Cash paid during the period for:		
Interest	$ 3,351,791	$ 1,580,984
Taxes	48,792	40,586
Supplemental noncash investing and financing activities:		
Non-monetary exchange to acquire intangible assets	$ 2,084,278	$ -
Conversion of note receivable into equity method investment	1,101,478	-
Earnout liability generated by CarePICS Acquisition	1,355,603	-
Right of use assets obtained in exchange for lease obligations	1,153,099	-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF BUSINESS AND BACKGROUND

Sanara MedTech Inc. (together with its wholly owned and majority owned subsidiaries on a consolidated basis, the "Company") is a medical technology company focused on developing and commercializing transformative technologies to improve clinical outcomes and reduce healthcare expenditures in the surgical market. Each of the Company's products are designed to achieve the Company's goal of providing better clinical outcomes at a lower overall cost for patients. The Company strives to be one of the most innovative and comprehensive providers of effective surgical solutions and is continually seeking to expand its offerings for patients requiring surgical treatments in the United States.

Since the second quarter of 2024, the Company had managed its business on the basis of two operating and reportable segments: Sanara Surgical and Tissue Health Plus ("THP"). As a result of the disposal of THP as detailed in Note 2 under the heading "Discontinued Operations" and in Note 3 below, the Company determined that continuing operations is comprised of a single reportable segment. This determination was made in accordance with Accounting Standards Codification ("ASC") Topic 280, Segment Reporting.

The Company primarily markets and sells soft tissue repair and bone fusion products for use in the operating room or other sterile environments. The Company's soft tissue repair products include, among other products, the lead product, CellerateRX Surgical Powder, a hydrolyzed collagen that aids in the management of surgical wounds, and BIASURGE Advanced Surgical Solution, a sterile no-rinse, advanced surgical solution used for wound irrigation. The Company's bone fusion products include, among other products, BiFORM Bioactive Moldable Matrix, an osteoconductive, bioactive, porous implant that allows for bony ingrowth across the graft site, and ALLOCYTE Plus Advanced Viable Bone Matrix, a human allograft cellular bone matrix containing bone-derived progenitor cells and conformable bone fibers.

The Company also utilizes an in-house research and development team, Rochal Technologies. The Company is advancing a strong pipeline of next-generation products that supports and extends the Company's surgical strategy of "Prepare, Promote and Protect."

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of Sanara MedTech Inc. and its wholly owned and majority-owned subsidiaries, as well as other entities in which the Company has a controlling financial interest. All significant intercompany profits, losses, transactions and balances have been eliminated in consolidation.

Reclassifications

Certain prior period amounts have been reclassified to conform to current year presentation.

Discontinued Operations

During the third quarter of 2025, following authorization from the Board of Directors of the Company, management initiated a review of strategic options for THP. To facilitate this review, the Company engaged an investment bank to search for potential investors or purchasers. Despite such efforts, by mid-September 2025, the Company concluded that these efforts were unlikely to succeed and ended its engagement with the investment bank. Persistent losses in the THP segment and a lack of interest from investors led management and the Board of Directors to decide to discontinue THP's operations as of mid-September 2025. In line with this decision, the THP segment met the accounting requirements to be classified under discontinued operations as of September 30, 2025. The process of winding down THP continued through the end of 2025.

In accordance with generally accepted accounting principles in the United States ("GAAP"), the consolidated balance sheets and consolidated statements of operations of the THP segment are presented as discontinued operations and, as such, have been excluded from continuing operations for all periods presented. With the exception of Note 3, the Notes to the Consolidated Financial Statements reflect only the positions and activity from continuing operations of Sanara Surgical unless otherwise noted. See Note 3 for additional information regarding discontinued operations.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the revenue and expenses during the reporting period. However, actual results could differ from those estimates and there may be changes to the Company's estimates in future periods.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income/Loss Per Share

The Company computes income/loss per share in accordance with ASC Topic 260, Earnings per Share, which requires the Company to present basic and diluted income per share when the effect is dilutive. Basic income/loss per share is computed by dividing income/loss attributable to common shareholders by the weighted average number of shares of common stock outstanding. Diluted income/loss per share is computed similarly to basic income/loss per share, except that the denominator is increased to include the number of additional shares of common stock that would have been outstanding if the potential shares of common stock had been issued and if the additional shares of common stock were dilutive. All common stock equivalents were excluded from the calculations during the years ended December 31, 2025 and 2024, as their inclusion would have been anti-dilutive due to the Company's net loss during those periods.

The following table summarizes the shares of common stock that were potentially issuable but were excluded from the computation of diluted net loss per share of common stock for the periods presented, as such shares would have had an anti-dilutive effect:

	As of December 31,	
	2025	**2024**
Stock options [1]	10,218	31,013
Unvested restricted stock	257,989	202,787

(1) Shares underlying stock options assumed pursuant to the merger agreement with Precision Healing, Inc. ("Precision Healing") in April 2022 (See Note 3).

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Revenues are recognized when a purchase order is received from the customer and control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for transferring those goods or services. Revenue is recognized based on the following five-step model:

- Identification of the contract with a customer

- Identification of the performance obligations in the contract

- Determination of the transaction price

- Allocation of the transaction price to the performance obligations in the contract

- Recognition of revenue when, or as, the Company satisfies a performance obligation

Details of this five-step process are as follows:

Identification of the contract with a customer

Customer purchase orders are generally considered to be contracts under ASC 606. Purchase orders typically identify the specific terms of products to be delivered, create the enforceable rights and obligations of both parties and result in commercial substance. No other forms of contract revenue recognition, such as the completed contract or percentage of completion methods, were utilized by the Company in either 2025 or 2024.

Performance obligations

The Company's performance obligation is generally limited to delivery of the requested items to its customers at the agreed upon quantities and prices.

Determination and allocation of the transaction price

The Company has established prices for its products. These prices are effectively agreed to when customers place purchase orders with the Company. Rebates and discounts, if any, are recognized in full at the time of sale as a reduction of net revenue. Allocation of transaction prices is not necessary where only one performance obligation exists. For certain sales transactions, we incur group purchasing organization fees that are based on a contractual percentage of applicable sales and are recorded as a reduction of the revenue for those transactions.

Recognition of revenue as performance obligations are satisfied

Product revenues are recognized when a purchase order is received from the customer, the products are delivered, and control of the goods and services passes to the customer.

Disaggregation of Revenue

Revenue streams from product sales are summarized below for the periods presented:

	Year Ended December 31,			
	2025		2024	
Soft tissue repair products	$	91,347,493	$	76,125,012
Bone fusion products		11,770,489		10,547,413
Total Net Revenue	**$**	**103,117,982**	**$**	**86,672,425**

For the years ended December 31, 2025 and 2024, revenue generated from the THP segment was $89,973 and zero, respectively. The revenue from the THP segment is related to contracts acquired in the CarePICS Acquisition (defined in Note 4 below) and is included in net loss from discontinued operations in the Consolidated Statements of Operations (see Note 3).

Accounts Receivable Allowances

Accounts receivable are typically due within 30 days of invoicing. The Company establishes an allowance for credit losses to provide for an estimate of accounts receivable which are not expected to be collectible. The Company bases the allowance on an assessment of customer creditworthiness, historical payment experience, the age of outstanding receivables and other information as applicable and will record its allowance based on the estimated credit losses. Credit loss reserves are maintained based on a variety of factors, including the length of time receivables are past due and a detailed review of certain individual customer accounts. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. The Company's accounts receivable balance, net was $11,998,075, $12,408,819, and $8,474,965 as of December 31, 2025, December 31, 2024, and December 31, 2023, respectively. The Company recorded credit loss expense of $509,233 and $624,448 for the years ended December 31, 2025 and 2024, respectively. The allowance for credit losses was $1,372,000 at December 31, 2025 and $1,173,441 at December 31, 2024. The Company also establishes other allowances to provide for estimated customer rebates and other expected customer deductions. These allowances totaled zero at December 31, 2025 and $4,897 at December 31, 2024.

Inventories

Inventories are stated at the lower of cost or net realizable value, with cost computed on a first-in, first-out basis. Inventories consist primarily of finished goods and also include an immaterial amount of raw materials and related packaging components. The Company recorded inventory obsolescence expense of $582,046 and $521,757 during the years ended December 31, 2025 and 2024, respectively. The allowance for obsolete and slow-moving inventory had a balance of $623,835 at December 31, 2025 and $534,549 at December 31, 2024.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, ranging from two to ten years. Below is a summary of property and equipment for the periods presented:

	Useful Life	December 31, 2025	December 31, 2024
Computers..	3-5 years	$ 251,180	$ 295,963
Office equipment	3-7 years	270,621	216,491
Furniture and fixtures	5-10 years	377,011	346,508
Leasehold improvements	2-5 years	231,022	181,968
Property and equipment, gross..................................		1,129,834	1,040,930
Less accumulated depreciation		(672,872)	(608,613)
Property and equipment, net		**$ 456,962**	**$ 432,317**

Depreciation expense related to property and equipment was $175,571 and $190,932 during the years ended December 31, 2025 and 2024, respectively. Depreciation expense related to the THP assets included in discontinued operations was $840,555 for the year ended December 31, 2024. The Company recorded an asset impairment charge of $8,144,993 during the year ended December 31, 2025 related to THP developed technology and internal use software which is included in net loss from discontinued operations in the Consolidated Statements of Operations.

Internal Use Software

The Company had been developing internal use software in conjunction with the development of the now discontinued THP platform. The development phase of this internal use software started at the beginning of January 2025, and it was in the development phase until the disposal of the THP segment in mid-September 2025. The Company accounted for costs incurred to develop or acquire computer software for internal use in accordance with ASC Topic 350-40, Intangibles – Goodwill and Other ("ASC 350-40"). The Company capitalized costs incurred during the application development stage, which generally included employee compensation and benefits costs as well as third-party developer fees to design the software configuration and interfaces, coding, installation and testing. Therefore, under ASC 350-40, the project included capitalizable costs of employees and external vendors who were developing the application. Capitalized development costs were classified as "Property and equipment, net" in the Consolidated Balance Sheets prior to the disposal of the THP segment. The project included approximately $4,372,847 in capitalized costs which were fully impaired in mid-September 2025.

Goodwill

The excess of purchase price over the fair value of identifiable net assets acquired in business combinations is recorded as goodwill. As of December 31, 2025 and December 31, 2024, all of the Company's goodwill relates to the acquisition of Scendia Biologics, LLC ("Scendia"). Goodwill has an indefinite useful life and is not amortized. Goodwill is tested annually as of December 31 for impairment, or more frequently if circumstances indicate impairment may have occurred. The Company may first perform a qualitative assessment to determine if it is more likely than not that the fair value of the reporting unit is less than the respective carrying value. If it is determined that it is more likely than not that a reporting unit's fair value is less than its carrying value, then the Company will determine the fair value of the reporting unit and record an impairment charge for the difference between fair value and carrying value (not to exceed the carrying amount of goodwill). No impairment was recorded during the years ended December 31, 2025 or 2024.

Intangible Assets

Intangible assets are stated at cost of acquisition less accumulated amortization and impairment loss, if any. Cost of acquisition includes the purchase price and any cost directly attributable to bringing the asset to its working condition for the intended use. The Company amortizes its finite-lived intangible assets on a straight-line basis over the estimated useful life of the respective assets which is generally the life of the related patents or licenses, seven years for customer relationships and five years for assembled workforces. See Note 6 for more information on intangible assets.

Impairment of Long-Lived Assets

Long-lived assets, including certain identifiable intangibles held and used by the Company, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Company regularly evaluates the recoverability of its long-lived assets based on estimated future cash flows and the estimated liquidation value of such long-lived assets and provides for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the long-lived assets. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated fair value less cost to sell. Asset impairment charges of $28,313,527 and $506,836 were recorded during the years ended December 31, 2025 and 2024, respectively. The impairment charge for the year ended December 31, 2024 was included in depreciation and amortization in the Consolidated Statements of Operations. The impairment charge for the year ended December 31, 2025 includes a $26,472,407 write-off of property, equipment, and intangible assets associated with the THP segment, which was classified as discontinued operations as of September 30, 2025 (see Note 3) and a $1,841,120 write-off of other intangible assets associated with the Sanara Surgical segment that were reviewed and were determined to have no alternative future use. In connection with the change in Chief Executive Officer, management conducted a review of all intangible assets as of December 31, 2025, which resulted in impairment charges for assets determined to be non-strategic and not expected to generate future cash flows.

Investments in Equity Securities

The Company's equity investments consist of nonmarketable equity securities in privately held companies without readily determinable fair values. Unless accounted for under the equity method of accounting, the investments are reported at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment in the same issuer.

The Company applies the equity method of accounting to investments when it has significant influence, but not controlling interest, in the investee. Judgment regarding the level of influence over each equity method investment includes considering key factors such as ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions. As discussed further in Note 7, as of December 31, 2025, the Company had three investments that were recorded applying the equity method of accounting. The Company had two investments recorded applying the equity method of accounting as of December 31, 2024. The Company's proportionate share of the net income (loss) resulting from these investments is reported under the line item captioned "Share of losses from equity method investments" in the Company's Consolidated Statements of Operations. The Company's equity method investments are adjusted each period for the Company's share of the investee's income or loss and dividend paid, if any. The Company classifies distributions received from its equity method investments using the cumulative earnings approach in the Company's Consolidated Statements of Cash Flows.

The Company has reviewed the carrying value of its investments and has determined there was no impairment or observable price changes as of or for the years ended December 31, 2025 and 2024.

Fair Value Measurement

As defined in ASC Topic 820, Fair Value Measurement ("ASC 820"), fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This fair value measurement framework applies to both the initial and subsequent measurement.

The three levels of the fair value hierarchy defined by ASC 820 are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category generally include nonexchange-traded derivatives such as commodity swaps, interest rate swaps, options and collars.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses, other than acquisition-related expenses, approximate fair value because of the short-term nature of these instruments. The fair value of acquisition-related accrued expenses is categorized as Level 2 of the fair value hierarchy. The value of these instruments has been estimated using discounted cash flow analysis based on the Company's incremental borrowing rate. The fair value of the contingent earnout considerations and the acquisition date fair value of goodwill and intangibles related to the acquisitions discussed in Notes 4, 6 and 10 are based on Level 3 inputs. The estimates of fair value are uncertain and changes in any of the estimated inputs used as of the date of this report could result in significant adjustments to fair value.

The liabilities for contingent consideration are measured at fair value each reporting period, with the acquisition-date fair value included as part of the consideration transferred. Liabilities for contingent consideration are comprised of (i) the Precision Healing merger in April 2022, (ii) the acquisition of Scendia in July 2022, (iii) the acquisition of assets from the Applied Asset Purchase (defined below) in August 2023, and (iv) the CarePICS Acquisition in April 2025.

The Precision Healing contingent consideration was classified as a liability at its fair value at each reporting period due to the fact that the monetary value of the shares to be issued was predominantly dependent on the exercise contingency (i.e., revenue targets). Subsequent changes in fair value of contingent consideration related to the Precision Healing merger were reported under the line item captioned "Change in fair value of earnout liabilities" in the Company's Consolidated Statements of Operations. The Company reviewed the thresholds necessary to trigger a payment on the Precision Healing earnout and deemed the thresholds to be unachievable by the former Precision Healing security holders. Therefore, the remaining fair value on the Precision Healing earnout was reduced to zero as of December 31, 2024.

The contingent consideration for the Scendia acquisition was settled as of September 30, 2024, and the final earnout payment of approximately $1.1 million was paid in cash in October 2024.

Due to the Applied Asset Purchase being accounted for as an asset acquisition and given that this transaction did not include contingent shares, subsequent revaluations of contingent consideration for the Applied Asset Purchase result in adjustments to the contingent consideration liability and the intellectual property intangible asset, with cumulative catch-up amortization adjustments.

Due to the CarePICS Acquisition being accounted for as an asset acquisition and given that the transaction included contingent shares, subsequent revaluations of cash settlements related to contingent consideration were recognized as adjustments to the developed technology and the earnout liability, with cumulative catch-up depreciation adjustments. The CarePICS Acquisition contingent liability, which at the date of acquisition was deemed to have a fair value of $1,355,603, was subsequently determined to have a value of zero as of September 30, 2025 due to the discontinuation of the THP segment and related assets. Management concluded that the targets necessary to trigger a payment would not be met and therefore a payment is not expected.

The current year revaluation of earnout liabilities below is a result of a decrease in the estimated value of the earnout liability established at the time of the Applied Asset Purchase and the full write-down of the estimated liability established at the time of the CarePICS Acquisition. The following table sets forth a summary of the changes in fair value for the Level 3 contingent earnout considerations.

	Amount
Balance at December 31, 2024	$ 748,001
Additions	1,355,603
Revaluation of earnout liabilities	(1,868,603)
Balance at December 31, 2025	**$ 235,001**

Financial Instruments Not Measured at Fair Value

The estimated fair value of the Company's borrowings under the CRG Term Loan (defined below) was $59.0 million as of December 31, 2025, compared to the carrying amount, net of debt issuance costs, of $46.0 million. The estimated fair value of the Company's CRG Term Loan approximated its carrying value as of December 31, 2024. The estimate of fair value is generally based on the quoted market prices for similar issuances of long-term debt with the same maturities, which is classified as a Level 2 input. Given the disposal of the THP segment, the Company's credit rating is now determined by only continuing operations; as such, the Company's credit rating improved, resulting in an increase in the fair value of the CRG Term Loan.

Income Taxes

Income taxes are accounted for under the asset and liability method; whereby deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all the deferred tax asset will not be realized.

Share-based Compensation

The Company accounts for share-based compensation to employees and nonemployees in accordance with ASC Topic 718, Compensation – Stock Compensation. Share-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the stipulated vesting period, if any. The Company estimates the fair value of share-based payments using the Black-Scholes option-pricing model for common stock options and warrants, and the closing price of the Company's common stock for grants of common stock, including restricted stock awards.

Research and Development Costs

Research and development ("R&D") expenses consist of personnel-related expenses, including salaries, share-based compensation and benefits for all personnel directly engaged in R&D activities, contract services, materials, prototype expenses and allocated overhead, which is comprised of compensation and benefits, lease expense and other facilities-related costs. R&D expenses include costs related to enhancements to the Company's currently available products and additional investments in the product development pipeline. The Company expenses R&D costs as incurred.

Recently Adopted Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which requires disclosure of incremental segment information on an annual and interim basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 on a retrospective basis. The Company adopted the new guidance effective for its annual report for the fiscal year ended December 31, 2024, and for interim filings beginning with the interim period ended March 31, 2025. The adoption did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. See Note 15 for segment reporting disclosures. As a result of the disposal of THP as detailed in Note 3 below, the Company determined that continuing operations comprise a single reportable segment.

In December 2023, FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"), which expands the disclosure required for income taxes. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted the new guidance effective December 31, 2025. The adoption did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. See Note 13 for income tax disclosures.

Recently Issued Accounting Pronouncements

In November 2024, FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), which requires new disclosures providing further detail of a company's income statement expense line items. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the effect of this pronouncement on its disclosures.

NOTE 3 – DISCONTINUED OPERATIONS

During the third quarter of 2025, following authorization from the Board of Directors, management initiated a review of strategic options for THP. To facilitate this review, the Company engaged an investment bank to search for potential investors or purchasers. By mid-September 2025, the Company concluded that these efforts were unlikely to succeed and ended its engagement with the investment bank. Persistent losses in the THP segment and a lack of interest from investors led management and the Board of Directors to decide to dispose of THP and terminate a majority of the workforce related to THP operations as of mid-September 2025. In line with this decision, the THP segment met the accounting requirements to be classified under discontinued operations as of September 30, 2025. The process of winding down THP was substantially complete as of December 31, 2025. A minimal amount of costs related to the winding down procedures are expected to continue in 2026.

Discontinued operations comprise activities that were disposed of, discontinued, or held for sale at the end of the period, representing a strategic business shift having a major effect on the Company's operations and financial results according to ASC 205, "Presentation of Financial Statements." In accordance with GAAP, the statements of operations from THP are reported in net loss from discontinued operations in the accompanying Consolidated Statements of Operations for the years ended December 31, 2025 and 2024, and the related assets and liabilities are classified as discontinued operations as of December 31, 2025 and December 31, 2024 in the accompanying Consolidated Balance Sheets. Assets remaining in continuing operations consist of the Company's cost method investment in Direct Dermatology, Inc. and computers.

At September 30, 2025, the Company recognized $26,472,407 of asset impairment charges in connection with the disposal of the THP segment, which included $18,327,414 of intangible assets net of accumulated amortization, $3,772,146 of developed technology and $4,372,847 of internal use software. These assets were disposed of and written down to a zero basis as attempts to sell or find investors in the assets failed and there is no salvage value for the individual assets if sold separately. The intangible assets were written down to zero and were primarily related to the Pixalere and Precision Healing transactions described below.

Pixalere

In June 2021, the Company invested $2,084,278 to purchase 278,587 Class A Preferred Shares (the "Pixalere Shares") of Canada-based Pixalere Healthcare Inc. ("Pixalere Canada"). The Pixalere Shares were convertible into approximately 27.3% of the outstanding equity of Pixalere Canada. Pixalere Canada provides a cloud-based wound care software tool that empowers nurses, specialists and administrators to deliver better care for patients. In connection with the Company's purchase of the Pixalere Shares, Pixalere Canada granted Pixalere Healthcare USA, LLC ("Pixalere USA"), a subsidiary of the Company, a royalty-free exclusive license to use the Pixalere Canada software and platform (the "Pixalere System") in the United States. In conjunction with the grant of the license, the Company issued Pixalere Canada a 27.3% equity ownership interest in Pixalere USA valued at $93,879.

Effective January 2, 2025, the Company entered into a series of agreements whereby Pixalere Canada redeemed the Company's Pixalere Shares and, in exchange, the Company received additional rights related to the Pixalere System to be utilized in the THP technology platform (the "Pixalere Redemption"). Specifically, the Company's exclusive license agreement for the Pixalere System was amended to provide the Company (i) possession, control and ability to modify a copy of the source code used in the Pixalere System, (ii) the ability to use, license, sublicense or sell the licensed software in additional territories outside of the United States and (iii) all de-identified patient data owned by Pixalere Canada. In addition, as part of the Pixalere Redemption, Pixalere USA redeemed Pixalere Canada's equity ownership in Pixalere USA.

The Company determined that the fair value of assets exchanged in the Pixalere Redemption was not determinable with reliability. Therefore, the Company recorded the transaction as a non-monetary exchange of assets and reclassified the $2,084,278 carrying value of its investment in the Pixalere Shares as an intangible asset for the amended license agreement. The Company also eliminated the 27.3% equity ownership interest in Pixalere USA held by Pixalere Canada and recorded a change in noncontrolling interest in the Company's Consolidated Statements of Changes in Shareholders' Equity.

Precision Healing

In April 2022, the Company closed a merger transaction with Precision Healing pursuant to which Precision Healing became a wholly owned subsidiary of the Company. Pursuant to the terms of the merger agreement, holders of Precision Healing common stock and preferred stock, other than the Company, were entitled to receive closing consideration, consisting of $125,966 in cash consideration, which was paid to stockholders who were not accredited investors, 165,738 shares of the Company's common stock, which was paid only to accredited investors, and the payment in cash of approximately $0.6 million of transaction expenses of Precision Healing. The Company recorded the issuance of the 165,738 shares to accredited investors and cash payments to nonaccredited investors based on the closing price per share of the Company's common stock on April 4, 2022, which was $30.75.

Upon the closing of the merger, the Precision Healing outstanding options previously granted under the Precision Healing Inc. 2020 Stock Option and Grant Plan (the "Precision Healing Plan") converted, pursuant to their terms, into options to acquire an aggregate of 144,191 shares of Company common stock with a weighted average exercise price of $10.71 per share. These options expire between August 2030 and April 2031. In addition, outstanding and unexercised Precision Healing warrants converted into rights to receive warrants to purchase (i) 4,424 shares of the Company's common stock with an initial exercise price of $7.32 per share and an expiration date of April 22, 2031, and (ii) 12,301 shares of the Company's common stock with an initial exercise price of $12.05 per share and an expiration date of August 10, 2030. Concurrent with the assumption of the Precision Healing Plan, the Company terminated the ability to offer future awards under the Precision Healing Plan. As of December 31, 2024, all warrants to purchase shares of the Company's common stock pursuant to the transaction with Precision Healing were exercised. There are 10,218 share options remaining to be exercised as of December 31, 2025.

Following the decision to discontinue the THP segment in mid-September 2025, management determined that the Precision Healing and Pixalere intangible assets no longer held value outside of the THP segment. Consequently, the carrying value of the intangible assets were fully impaired and written down to zero as of September 30, 2025.

The following table provides the components of assets and liabilities related to discontinued operations that were included in the Company's Consolidated Balance Sheets for the periods presented:

	As of December 31,	
	2025	2024
Assets		
Current assets		
Accounts receivable, net	$ 16,200	$ -
Prepaids	51,663	101,334
Current assets related to discontinued operations	67,863	101,334
Long-term assets		
Intangible assets, net	-	17,525,681
Investment in equity securities	-	2,084,278
Long-term assets related to discontinued operations	-	19,609,959
Total assets	**$ 67,863**	**$ 19,711,293**
Liabilities		
Current liabilities		
Accrued bonuses and commissions [(1)]	$ 1,125,371	$ 694,190
Accrued royalties and expenses	108,107	356,630
Current liabilities related to discontinued operations	1,233,478	1,050,820
Total liabilities	**$ 1,233,478**	**$ 1,050,820**

(1) Accrued bonuses and commissions is comprised of severance for terminated THP employees.

The assets and liabilities included in discontinued operations represent balances that are expected to be collected and expenses to be paid as part of the winding down of the THP segment.

The following table provides the operating results of discontinued operations that were included in the Company's Consolidated Statements of Operations for the periods presented:

| | Year Ended December 31, | |
	2025	2024
Net revenue	$ 89,973	$ -
Operating expenses		
Selling, general, and administrative expenses	8,881,733	4,886,221
Research and development	775,406	2,874,699
Depreciation and amortization	1,284,092	2,137,395
Change in fair value of earnout liabilities	-	(1,924,000)
Asset impairment charges	26,472,407	-
Total operating expenses	37,413,638	7,974,315
Operating loss	(37,323,665)	(7,974,315)
Other income (expense)		
Other income	150,000	-
Loss on disposal of property and equipment	(1,258)	-
Total other income (expense)	148,742	-
Net loss from discontinued operations	$ (37,174,923)	$ (7,974,315)

The following table provides operating, investing and financing cash flow information for discontinued operations for the periods presented:

| | Year Ended December 31, | |
	2025	2024
Operating Activities:		
Depreciation and amortization	$ 1,284,092	$ 2,137,395
Asset impairment charges	26,472,407	-
Loss on disposal of property and equipment	1,258	-
Share-based compensation	208,657	138,245
Change in fair value of earnout liabilities	-	(1,924,000)
Accounts receivable, net	(16,200)	-
Prepaid and other assets	49,671	(101,424)
Accounts payable	-	(55)
Accrued royalties and expenses	(248,523)	296,130
Accrued bonuses and commissions	431,181	694,190
Investing Activities:		
Purchases of property and equipment	$ (4,372,847)	$ -
CarePICS Acquisition	(2,122,146)	-
Financing Activities:		
Payoff of debt assumed in CarePICS Acquisition	$ (1,650,000)	$ -
Supplemental noncash investing and financing activities:		
Non-monetary exchange to acquire intangible assets	$ 2,084,278	$ -
Earnout liability generated by CarePICS Acquisition	1,355,603	-

NOTE 4 – CAREPICS ACQUISITION

On April 1, 2025 (the "CarePICS Closing Date"), the Company, entered into a Unit Purchase Agreement (the "CarePICS Purchase Agreement"), by and among the Company, Tissue Health Plus, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (the "Purchaser"), CarePICS, LLC ("CarePICS"), the holders of CarePICS's outstanding units (each, a "Seller" and collectively, the "Sellers") and Paul Schubert, in his capacity as the representative of the Sellers, pursuant to which the Purchaser purchased all of the issued and outstanding equity interests of CarePICS (the "Units") from the Sellers (the "CarePICS Acquisition"). On the CarePICS Closing Date, the parties to the CarePICS Purchase Agreement completed the CarePICS Acquisition and CarePICS became an indirect wholly owned subsidiary of the Company.

CarePICS designed and maintained a mobile and web app for clinicians to perform certain activities related to treating vascular and wound care patients, including (i) requesting and providing specialty consultations, (ii) creating and sending clinical reports, (iii) scheduling and performing telehealth visits with patients and (iv) signing and fulfilling medical supply orders. The CarePICS virtual platform enabled HIPAA-compliant communication sharing of video, voice, text and images for all activities between users.

Cash Consideration

Pursuant to the CarePICS Purchase Agreement, cash consideration for the CarePICS Acquisition was $2.0 million, which included transaction expenses of the Sellers. On the CarePICS Closing Date, the Company also paid $1.65 million to satisfy certain existing indebtedness of CarePICS which was assumed by the Company at the closing of the acquisition.

Earnout Consideration

The CarePICS Purchase Agreement also provided that the Sellers were entitled to receive potential earnout payments. Pursuant to the CarePICS Purchase Agreement, for each of (A) the period beginning on the CarePICS Closing Date and ending on March 31, 2026 (the "First Earnout Period") and (B) the period beginning on April 1, 2026 and ending on March 31, 2027 (the "Second Earnout Period"), each Seller was entitled to such Seller's pro rata share of a value equal to (i) $2,000,000 minus (ii) any funding provided by the Purchaser or its affiliates to the SaaS P&L (as defined in the CarePICS Purchase Agreement) during the First Earnout Period and Second Earnout Period, as applicable, in excess of $110,000 per month, minus (iii) any shortfall in the projected SaaS P&L EBITDA (as defined in the CarePICS Purchase Agreement) for the applicable earnout period, plus (iv) 75% of any SaaS P&L EBITDA generated in excess of the projected SaaS P&L EBITDA for the First Earnout Period and the Second Earnout Period, as applicable.

Each earnout payment, if any, was due within 90 days following the First Earnout Period and Second Earnout Period, as applicable, and was payable in cash or, at the Purchaser's election, was payable to Sellers who qualify as "accredited investors" (as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended) in a combination of 30% cash and 70% of the Purchaser's Class A-2 Units, with the value of the Class A-2 Units to be determined by an industry recognizable third-party valuation firm. Pursuant to the CarePICS Purchase Agreement, the aggregate value of the amounts paid for the First and Second Earnout Periods would not exceed $10,000,000.

In addition, for a period ending 10 years following the CarePICS Closing Date (the "Purchaser Value Earnout Period"), each Seller was entitled to receive annual earnout payments based on the census of patient volume for the previous year and be based upon a rate of $5.00 enablement value per patient per year (the "Purchaser Value Earnouts"). Each earnout payment, if any, was due 90 days following the end of each fiscal year during the Purchaser Value Earnout Period, and was payable in cash or, at the Purchaser's election, was payable to Sellers who qualify as accredited investors in a combination of 30% cash and 70% of the Purchaser's Class B Units, with the value of the Class B Units to be determined by an industry recognizable third-party valuation firm. Pursuant to the CarePICS Purchase Agreement, the aggregate value of the Purchaser Value Earnouts would not exceed $10,000,000.

As the contingent consideration was negotiated as part of the CarePICS Acquisition, the contingent obligation was included in the total purchase consideration transferred and classified as a liability.

The total purchase consideration for the CarePICS Acquisition as of the acquisition date was as follows:

Consideration		Amount
Cash consideration	$	2,000,000
Contingent consideration		1,355,603
Direct transaction costs		122,146
Total purchase consideration	**$**	**3,477,749**

Based on guidance provided by ASC 805, Business Combinations, the Company recorded the CarePICS Acquisition as an asset acquisition due to the determination that substantially all the fair value of the assets acquired was concentrated in the CarePICS developed technology.

The purchase consideration was allocated to the acquired assets and liabilities based on their relative fair value as follows:

Description		Amount
Developed technology	$	5,127,749
Debt assumed		(1,650,000)
Net assets acquired	**$**	**3,477,749**

As of the CarePICS Closing Date, CarePICS was reported within the THP segment. Following the decision to discontinue the THP segment in mid-September 2025, management determined that the technology developed by CarePICS held no value outside of the THP segment. Consequently, the carrying value of the CarePICS technology was fully impaired and written down to zero as of September 30, 2025. Additionally, the earnout liability related to the CarePICS acquisition was assessed and determined to be unattainable, resulting in the reduction of the contingent consideration liability to zero with a corresponding adjustment to the acquired asset as of September 30, 2025.

NOTE 5 – CONVERTIBLE LOAN RECEIVABLE

In connection with an equity investment in Biomimetic Innovations Limited ("BMI"), an unaffiliated entity engaged in the development of certain surgical technologies, the Company entered into a convertible loan agreement in July 2024 pursuant to which the Company loaned $1,079,391 to BMI. The loan was initially set to be repaid on October 1, 2024. However, the Company extended the repayment date to January 15, 2025. On October 1, 2024, the Company began accruing interest at 8% per annum. Pursuant to the convertible loan agreement, the Company had the option to convert the outstanding balance of the loan into noncontrolling equity interests of BMI upon satisfactory completion of certain due diligence activities. On January 16, 2025, the loan was converted into equity of BMI (see Note 7 for additional information). As of December 31, 2025, the loan balance was zero, and as of December 31, 2024, the loan balance was $1,101,478, including accrued interest, and was recorded under the caption "Convertible loan receivable" in the Company's Consolidated Balance Sheets.

NOTE 6 – GOODWILL AND INTANGIBLES, NET

The changes in the carrying amount of the Company's goodwill were as follows:

	Total
Balance as of December 31, 2023	$ 3,601,781
Acquisitions	-
Balance as of December 31, 2024	3,601,781
Acquisitions	-
Balance as of December 31, 2025	**$ 3,601,781**

In connection with the change in reportable operating segments in the second quarter of 2024, the Company reassessed goodwill as the segments are presented in this report. The Company's assessment determined that these changes, or any other matters noted, including the decision to discontinue the THP segment in mid-September 2025, did not alter the Company's conclusion that goodwill was not impaired as of December 31, 2025.

The carrying values of the Company's intangible assets were as follows for the periods presented:

	December 31, 2025			December 31, 2024		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Amortizable Intangible Assets:						
Patents and Other IP	$16,297,802	$ (2,663,001)	$13,634,801	$17,683,771	$ (1,859,840)	$15,823,931
Customer relationships and other	7,260,008	(3,676,205)	3,583,803	7,260,008	(2,641,456)	4,618,552
Licenses	2,750,000	(1,327,931)	1,422,069	4,700,000	(1,661,388)	3,038,612
Total	**$26,307,810**	**$ (7,667,137)**	**$18,640,673**	**$29,643,779**	**$ (6,162,684)**	**$23,481,095**

As of December 31, 2025, the weighted-average amortization period for finite-lived intangible assets was 12.5 years. Amortization expense related to intangible assets was $2,486,302 and $2,594,897 for the years ended December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, and in connection with our review of intangible assets, the Company recorded an asset impairment charge of $1,841,120 to write-down certain IP assets that have not generated cash flows since acquisition and were no longer expected to be used in the Company's strategic plans. Intangible assets, net of accumulated amortization, related to discontinued operations totaled $17,525,681 for December 31, 2024. Amortization expense related to intangible assets included in discontinued operations was $1,284,092 and $1,296,840 for the years ended December 31, 2025 and 2024, respectively. Intangible asset impairment charges related to THP discontinued operations were $18,327,414 and $506,836 for the years ended December 31, 2025 and 2024, respectively. The asset impairment charge recorded in 2024 was included in depreciation and amortization in the Consolidated Statements of Operations.

The estimated remaining amortization expense as of December 31, 2025 for finite-lived intangible assets is as follows:

2026	$	2,342,404
2027		2,336,102
2028		2,336,102
2029		1,825,030
2030		1,313,959
Thereafter		8,487,076
Total	**$**	**18,640,673**

NOTE 7 – INVESTMENTS IN EQUITY SECURITIES

The Company's equity investments consist of nonmarketable equity securities in privately held companies without readily determinable fair values. Unless accounted for under the equity method of accounting, the investments are reported at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

BMI

On January 16, 2025, the Company entered into a share subscription and shareholders' agreement (the "Subscription Agreement"), pursuant to which the Company made an initial cash investment in BMI totaling approximately $3.1 million (€3.0 million). The initial cash investment and the previously disclosed convertible loan to BMI of $1.1 million (€1.0 million) (see Note 5), were converted into 8,230 ordinary shares of BMI, constituting approximately 6.67% of the outstanding equity of BMI as of January 16, 2025. The Company also agreed to contribute an additional €4.0 million to BMI through a series of capital contributions in exchange for 8,230 additional ordinary shares of BMI upon the achievement of certain milestones expected to occur at various points during 2025 and 2026. In June 2025, BMI achieved two of such milestones, and upon settlement, the Company paid BMI $2.4 million (€2.0 million) on July 1, 2025 in exchange for 4,116 additional ordinary shares of BMI, bringing the Company's total ownership of BMI's outstanding equity to approximately 9.678% as of July 1, 2025. In September 2025, BMI achieved the final three milestones, and upon settlement, the Company paid BMI $2.4 million (€2.0 million) on October 2, 2025 in exchange for 4,114 additional ordinary shares of BMI, bringing the Company's total ownership of BMI's outstanding equity to approximately 12.499% for a total cash investment of $9.0 million (€8.0 million) as of October 2, 2025.

The Company reviewed the characteristics of the Company's investment in BMI in accordance with ASC Topic 323, Investments — Equity Method and Joint Ventures ("ASC 323") and determined that the Company made a non-controlling investment in a limited liability company. According to the guidance provided in ASC 323-30-S99-1, investments in limited liability companies whereby an investor holds more than a 3% to 5% ownership interest would generally be accounted for under the equity method of accounting. Therefore, the Company utilized the equity method of accounting for this investment and recorded its initial investment at cost. The Company's share of the earnings or losses of BMI is recorded in the Company's Consolidated Statements of Operations.

In connection with the Subscription Agreement, the Company entered into a license and distribution agreement with BMI (the "BMI License Agreement") pursuant to which the Company acquired the exclusive U.S. marketing, sales and distribution rights to certain BMI products, for use in the treatment of an injury caused by a traumatic incident. Pursuant to the BMI License Agreement, the Company was appointed by BMI as the exclusive distributor to promote, market, offer to sell, transfer, distribute and sell certain BMI products for trauma indications inside the United States and its territories. See Note 10 for more information regarding the BMI License Agreement.

ChemoMouthpiece

In September 2024, the Company, through its wholly owned subsidiary, Sanara CMP LLC ("Sanara CMP"), entered into a Unit Purchase Agreement (the "Unit Purchase Agreement") with ChemoMouthpiece, LLC ("CMp"), pursuant to which Sanara CMP purchased 100,674.72 common units in CMp for an aggregate purchase price of $5.0 million, or $49.6649 per unit, which represented approximately 6.64% of the issued and outstanding membership interest of CMp immediately following such purchase. Subsequent to the Company's initial investment in CMp, units of CMp were sold to other investors, thereby decreasing the Company's ownership of CMp to 6.59% as of December 31, 2025. CMp is a privately held medical device company that develops and commercializes propriety oral cryotherapy products for cancer patients, including, among other things, CMp's Chemo Mouthpiece oral cryotherapy device, which is a 510(k) cleared cryotherapy device designed to reduce the incidence and severity of chemotherapy induced oral mucositis. CMp applied for a Medicare reimbursement code for its Chemo Mouthpiece oral cryotherapy device and the application was not approved. CMp has the option to re-apply for the reimbursement code in the future. The Company is evaluating the impact of not receiving approval for Medicare reimbursement and will continue to review this investment quarterly for indicators of impairment.

The Company reviewed the characteristics of Sanara CMP's investment in CMp in accordance with ASC 323 and determined that Sanara CMP made a non-controlling investment in a limited liability company. In accordance with ASC 323-30-S99-1, the Company utilized the equity method of accounting for this investment and recorded its initial investment at cost plus transaction costs. Sanara CMP's share of the earnings or losses of CMp is recorded in the Company's Consolidated Statements of Operations.

SI Technologies

In November 2022, the Company established a 50/50 strategic alliance, SI Healthcare Technologies, LLC ("SI Technologies") (formerly known as SI Wound Care, LLC), with InfuSystem Holdings, Inc. ("InfuSystem"). In connection with the Unit Purchase Agreement with CMp, the Company, CMp, certain subsidiaries of CMp, InfuSystem and SI Technologies, entered into an Exclusive Distribution Agreement (the "Distribution Agreement") pursuant to which SI Technologies was appointed as the sole and exclusive U.S. distributor of CMp's Standard Chemo Regiment Kits. The parties to the Distribution Agreement also entered into an Intellectual Property Rights Agreement, pursuant to which SI Technologies was granted the exclusive right to use CMp's intellectual property rights to permit resale and use of the CMp product in the United States.

The Company reviewed the characteristics of the Company's investment in SI Technologies in accordance with ASC 323 and determined that the Company made a non-controlling investment in a limited liability company. In accordance with ASC 323-30-S99-1, the Company utilized the equity method of accounting for this investment and recorded its initial investment at cost. The Company's share of the earnings or losses of SI Technologies is recorded in the Company's Consolidated Statements of Operations.

DirectDerm

In July 2020, the Company made a $500,000 long-term investment to purchase certain nonmarketable securities consisting of 7,142,857 Series B-2 Preferred Shares of Direct Dermatology Inc. ("DirectDerm"), representing approximately 2.9% ownership of DirectDerm at that time. Through this investment, the Company received exclusive rights to utilize DirectDerm's technology in all acute and post-acute care settings such as skilled nursing facilities, home health and wound clinics. In 2021, the Company purchased an additional 3,571,430 shares of DirectDerm's Series B-2 Preferred for $250,000. In March 2022, the Company purchased an additional 3,571,429 shares of DirectDerm's Series B-2 Preferred for $250,000. The Company's ownership of DirectDerm was approximately 8.1% as of December 31, 2025. The Company does not have the ability to exercise significant influence over DirectDerm's operating and financial activities. In accordance with ASC Topic 321, Investments — Equity Securities, this investment was reported at cost as of December 31, 2025. DirectDerm was previously part of THP. In connection with the discontinuation of THP's operations and the Company's strategic shift to focus exclusively on products for use in the surgical market, management concluded that DirectDerm continues to be a viable asset for the Company. DirectDerm was excluded from the discontinued THP assets and allocated to the surgical segment.

The following table summarizes the Company's investments for the periods presented:

	December 31, 2025		December 31, 2024	
	Carrying Amount	Economic Interest	Carrying Amount	Economic Interest
Equity Method Investments				
Biomimetic Innovations Limited	$ 8,741,389	12.50%	$ -	-%
ChemoMouthpiece, LLC	4,841,695	6.59%	5,172,242	6.59%
SI Healthcare Technologies, LLC........	43,774	50.00%	40,703	50.00%
Total Equity Method Investments ...	$ 13,626,858		$ 5,212,945	
Cost Method Investments				
Direct Dermatology Inc.	$ 1,000,000		$ 1,000,000	
Total Cost Method Investments.......	$ 1,000,000		$ 1,000,000	
Total Investments	**$ 14,626,858**		**$ 6,212,945**	

The following table summarizes the Company's share of income (loss) from equity method investments reflected in the Company's Consolidated Statements of Operations for the periods presented:

	Year Ended December 31,	
	2025	2024
Equity Method Investments		
Biomimetic Innovations Limited	$ (624,990)	$ -
ChemoMouthpiece, LLC	(330,547)	(105,710)
SI Healthcare Technologies, LLC..	3,071	15,703
Total	**$ (952,466)**	**$ (90,007)**

NOTE 8 – OPERATING LEASES

The Company periodically enters operating lease contracts for office space and equipment. Arrangements are evaluated at inception to determine whether such arrangements constitute a lease. Right of use assets ("ROU assets") represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities were recognized on the transition date based on the present value of lease payments over the respective lease term, with the office space ROU asset adjusted for deferred rent liability.

As of December 31, 2025, the Company had two material operating leases for office space. The leases had remaining lease terms of 63 and 32 months as of December 31, 2025, respectively. For practical expediency, the Company has elected not to recognize ROU assets and lease liabilities related to short-term leases and to not separate lease and nonlease components.

The present value of the Company's operating lease liabilities is presented below:

Maturity of Operating Lease Liabilities

	December 31, 2025
2026	$ 619,996
2027	631,286
2028	596,412
2029	514,160
2030	521,805
Thereafter	131,885
Total lease payments...	3,015,544
Less imputed interest	(793,612)
Present Value of Lease Liabilities	$ 2,221,932
Operating lease liabilities – current	$ 353,229
Operating lease liabilities – long-term	1,868,703
	$ 2,221,932
Right of use assets – operating leases	$ 2,075,634

The Company recorded lease expense of $549,000 and $555,192 for the years ended December 31, 2025 and 2024, respectively. Cash paid for amounts included in the measurement of operating lease liabilities was $548,367 and $505,017 for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, the Company's operating leases had a weighted average remaining lease term of 4.9 years and a weighted average discount rate of 13.3%.

NOTE 9 – DEBT AND CREDIT FACILITIES

CRG Term Loan Agreement

On April 17, 2024 (the "Closing Date"), the Company entered into a term loan agreement, by and among the Company, as borrower, the subsidiary guarantors party thereto from time to time (collectively, the "Guarantors"), CRG Servicing LLC as administrative agent and collateral agent (the "Agent"), and the lenders party thereto from time to time (the "CRG Term Loan Agreement"), providing for a senior secured term loan of up to $55.0 million (the "CRG Term Loan"). The CRG Term Loan Agreement initially provided for (i) a $15.0 million senior secured term loan that was borrowed on the Closing Date (the "First Borrowing") and (ii) up to an aggregate of $40.0 million available for borrowing in two subsequent borrowings, provided that each such borrowing was at least $5.0 million and occurred between the Closing Date and June 30, 2025, subject to the satisfaction of certain conditions, including the Agent having received certain fees. The Company used a portion of the proceeds of the First Borrowing under the CRG Term Loan to extinguish the remaining balance under its previous term loan with Cadence Bank.

On September 4, 2024, the Company borrowed an additional $15.5 million under the CRG Term Loan Agreement (the "Second Borrowing"). The Company used $5.0 million of the proceeds of the Second Borrowing for its investment in CMp, and for working capital and general corporate purposes.

On March 19, 2025, the Company and the Guarantors entered into the First Amendment to the CRG Term Loan Agreement with the Agent and the lenders party thereto from time to time, which amended the CRG Term Loan Agreement to, among other things, (i) entitle the Company to two additional borrowings following the Second Borrowing, which borrowings were required to occur on or prior to December 31, 2025, if at all, and (ii) remove the requirement that any borrowing be in whole multiples of $5.0 million. The total available borrowing amount under the CRG Term Loan and the related interest rate and fees were not modified. Any additional borrowings under the CRG Term Loan were subject to the satisfaction of certain conditions, including the Agent having received certain fees.

On March 31, 2025, the Company borrowed an additional $12.25 million under the CRG Term Loan Agreement (the "Third Borrowing"). The First Borrowing, the Second Borrowing and the Third Borrowing each have a maturity date of March 30, 2029 (the "Maturity Date"), unless earlier prepaid. Pursuant to the CRG Term Loan Agreement, prior to December 31, 2025 and subject to the satisfaction of certain conditions, the Company had the right to draw down a fourth borrowing of up to $12.25 million. The Company used a portion of the proceeds from the Third Borrowing for permitted acquisition opportunities, such as the CarePICS Acquisition in April 2025, and for working capital and general corporate purposes. After the Third Borrowing, the Company did not take any additional draws under the CRG Term Loan prior to the final draw date of December 31, 2025.

The CRG Term Loan bears interest at a per annum rate equal to 13.25% (subject to a 4.0% increase during an event of default), of which 8.00% must be paid in cash and 5.25% may, at the election of the Company, be deferred through the 19th quarterly Payment Date (defined below) by adding such amount to the aggregate principal loan amount, so long as no default or event of default under the CRG Term Loan Agreement has occurred and is continuing. The Company is required to make quarterly interest payments on the final business day of each calendar quarter following the Closing Date, commencing on the first such date to occur at least 30 days after the Closing Date (each, a "Payment Date"). Interest is payable on each Payment Date in arrears with respect to the time between each Payment Date and upon the payment or prepayment of the CRG Term Loan, ending on the Maturity Date. In addition, the Company is required to pay an upfront fee of 1.50% of the principal amount of the CRG Term Loan, which is payable as amounts are advanced under the CRG Term Loan on a pro rata basis. The Company is also required to pay a back-end fee equal to 7.00% of the aggregate principal amount advanced under the CRG Term Loan Agreement.

For the year ended December 31, 2025, the Company paid $3,351,791 of interest in cash and recorded $2,199,613 of interest paid-in-kind related to the CRG Term Loan. For the year ended December 31, 2024, the Company paid $1,278,424 of interest in cash and recorded $838,965 of interest paid-in-kind related to the CRG Term Loan. The paid-in-kind interest was applied to the principal balance of the CRG Term Loan. The Company recorded $780,312 and $358,086 for the years ended December 31, 2025 and 2024, respectively, to interest expense related to the back-end fee. The back-end fee is accreted and amortized to interest expense over the term of the CRG Term Loan. Paid-in-kind interest and the accreted back-end fee are included under the line item captioned "Long-term debt" in the Consolidated Balance Sheets.

Subject to certain exceptions, the Company is required to make mandatory prepayments of the CRG Term Loan with the proceeds of certain assets sales and in the event of a change of control of the Company. In addition, the Company may make voluntary prepayments of the CRG Term Loan, in whole or in part, at any time. All mandatory and voluntary prepayments of the CRG Term Loan are subject to the payment of prepayment premiums as follows: (i) if prepayment occurs on or prior to the date that is one year following the applicable borrowing (the "Borrowing Date"), an amount equal to 10.0% of the aggregate outstanding principal amount of the CRG Term Loan being prepaid and (ii) if prepayment occurs one year after the applicable Borrowing Date and on or prior to two years following the applicable Borrowing Date, an amount equal to 5.0% of the aggregate outstanding principal amount of the CRG Term Loan that is being prepaid. No prepayment premium is due on any principal prepaid if prepayment occurs two years or more after the applicable Borrowing Date.

Certain of the Company's current and future subsidiaries, including the Guarantors, guarantee the obligations of the Company under the CRG Term Loan Agreement. As security for their obligations under the CRG Term Loan Agreement, on the Closing Date, the Company and the Guarantors entered into a security agreement with the Agent pursuant to which the Company and the Guarantors granted to the Agent, as collateral agent for the lenders, a lien on substantially all of the Company's and the Guarantors' assets, including intellectual property (subject to certain exceptions).

The CRG Term Loan Agreement contains affirmative and negative covenants customary for financings of this type, including limitations on the Company's and the Guarantors' abilities, among other things, to incur additional debt, grant or permit additional liens, make investments and acquisitions above certain thresholds, merge or consolidate with others, dispose of assets, pay dividends and distributions and enter into affiliate transactions, in each case, subject to certain exceptions. In addition, the CRG Term Loan Agreement contains the following financial covenants requiring the Company and the Guarantors in the aggregate to maintain:

- liquidity in an amount which shall exceed the greater of: (i) $3.0 million and (ii) to the extent the Company has incurred certain permitted debt, the minimum cash balance, if any, required of the Company by the creditors of such permitted debt; and

- annual minimum revenue of at least: (i) $60.0 million for the twelve-month period beginning on January 1, 2024 and ending on December 31, 2024, (ii) $75.0 million for the twelve-month period beginning on January 1, 2025 and ending on December 31, 2025, (iii) $85.0 million for the twelve-month period beginning on January 1, 2026 and ending on December 31, 2026, (iv) $95.0 million for the twelve-month period beginning on January 1, 2027 and ending on December 31, 2027, and (v) $105.0 million during each twelve-month period beginning on January 1 of a given year thereafter.

The CRG Term Loan Agreement contains representations and warranties of the Company and the Guarantors customary for financings of this type, and also includes events of default customary for financings of this type, including, among other things, non-payment, inaccuracy of representations and warranties, covenant breaches, a material adverse change, bankruptcy and insolvency, material judgments and a change of control, in certain cases subject to customary periods to cure. The occurrence and continuance of an event of default could result in the acceleration of the obligations under the CRG Term Loan Agreement.

The table below presents the components of the Company's outstanding debt for the periods presented:

	December 31, 2025	December 31, 2024
CRG Term Loan	$ 42,750,000	$ 30,500,000
Paid-in-kind interest	3,038,578	838,965
Back-end fee	1,138,398	358,086
Total Debt	46,926,976	31,697,051
Less: unamortized debt issuance costs	(956,039)	(1,007,761)
Long-term debt	$ 45,970,937	$ 30,689,290

The table below presents the aggregate maturities of the Company's outstanding debt as of December 31, 2025:

Year	Total
2026	$ -
2027	-
2028	-
2029	46,926,976
2030	-
Thereafter	-
Total debt	$ 46,926,976

In connection with the CRG Term Loan, the Company incurred $228,183 and $1,160,740 of debt issuance costs during the years ended December 31, 2025 and 2024, respectively. Debt issuance costs are amortized to interest expense in the Consolidated Statements of Operations over the life of the debt to which they pertain. Debt issuance costs are included under the line item captioned "Long-term debt" in the Consolidated Balance Sheets. Amortization expense related to debt issuance costs was $279,905 and $209,499 for the years ended December 31, 2025 and 2024, respectively.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

License Agreements and Royalties

BIASURGE Advanced Surgical Solution, BIAKŌS Antimicrobial Wound Gel and BIAKŌS Antimicrobial Skin and Wound Cleanser

In July 2019, the Company executed a license agreement with Rochal Industries, LLC ("Rochal"), a related party, pursuant to which the Company acquired an exclusive world-wide license to market, sell and further develop antimicrobial products for the prevention and treatment of microbes on the human body utilizing certain Rochal patents and pending patent applications (the "BIAKŌS License Agreement"). Currently, the products covered by the BIAKŌS License Agreement are BIASURGE Advanced Surgical Solution, BIAKŌS Antimicrobial Wound Gel and BIAKŌS Antimicrobial Skin and Wound Cleanser. All three products are 510(k) cleared.

Future commitments under the terms of the BIAKŌS License Agreement include:

- The Company pays Rochal a royalty of 2-4% of net sales. The minimum annual royalty due to Rochal increased to a maximum amount of $150,000 in 2025.
- The Company may pay additional royalties annually based on specific net profit targets from sales of the licensed products, subject to a maximum of $1,000,000 during any calendar year.

Unless previously terminated by the parties, the BIAKŌS License Agreement expires with the related patents in December 2031.

Under this agreement, royalty expense, which is recorded in cost of goods sold in the accompanying Consolidated Statements of Operations, was $208,442 and $177,005 for the years ended December 31, 2025 and 2024, respectively. The Company's Executive Chairman is a director of Rochal, and indirectly a significant shareholder of Rochal, and through the potential exercise of warrants, a majority shareholder of Rochal. Another one of the Company's directors, Ann Beal Salamone, is also a director and significant shareholder of Rochal.

CuraShield Antimicrobial Barrier Film and No Sting Skin Protectant

In October 2019, the Company executed a license agreement with Rochal pursuant to which the Company acquired an exclusive world-wide license to market, sell and further develop certain antimicrobial barrier film and skin protectant products for use in the human health care market utilizing certain Rochal patents and pending patent applications (the "ABF License Agreement"). Currently, the products covered by the ABF License Agreement are CuraShield Antimicrobial Barrier Film and a no sting skin protectant product.

Future commitments under the terms of the ABF License Agreement include:

- The Company will pay Rochal a royalty of 2-4% of net sales. The minimum annual royalty due to Rochal will be $50,000 beginning with the first full calendar year following the year in which first commercial sales of the products occur. The annual minimum royalty will increase by 10% each subsequent calendar year up to a maximum amount of $75,000.
- The Company will pay additional royalties annually based on specific net profit targets from sales of the licensed products, subject to a maximum of $500,000 during any calendar year.

Unless previously terminated or extended by the parties, the ABF License Agreement will terminate upon expiration of the last U.S. patent in October 2033. No commercial sales or royalties have been recognized under this agreement as of December 31, 2025.

Debrider License Agreement

In May 2020, the Company executed a product license agreement with Rochal, pursuant to which the Company acquired an exclusive world-wide license to market, sell and further develop a debrider for human medical use to enhance skin condition or treat or relieve skin disorders, excluding uses primarily for beauty, cosmetic, or toiletry purposes (the "Debrider License Agreement"). No commercial sales or royalties have been recognized under this agreement as of December 31, 2025. In the quarter ended December 31, 2025, management determined that the debrider is no longer expected to be used in the Company's strategic plans and concluded that the carrying amount was not recoverable. An impairment charge of $1.2 million was recorded to reduce the carrying amount of the intangible asset to zero at December 31, 2025. Unless terminated or extended by the parties, the Debrider License Agreement will expire in October 2034.

In connection with the shift in strategy, the Company is in the process of terminating the Debrider License Agreement with Rochal in order to focus on developing and commercializing the Company's surgical product portfolio.

Exclusive License and Distribution Agreement With, and Minority Investment in, BMI

BMI License Agreement

On January 16, 2025, the Company entered into the BMI License Agreement, by and between the Company and BMI, a privately-held medical device company headquartered in Shannon, Co. Clare Ireland, pursuant to which the Company acquired the exclusive U.S. marketing, sales and distribution rights to OsStic Synthetic Injectable Structural Bio-Adhesive Bone Void Filler ("OsStic"), as well as an adjunctive internal fixation technology featuring novel delivery to promote targeted application of OsStic ("ARC" and together with OsStic, the "Products"), for use in the treatment of an injury caused by a traumatic incident.

Pursuant to the BMI License Agreement, the Company was appointed by BMI as the exclusive distributor to promote, market, offer to sell, transfer, distribute and sell the Products for trauma indications inside the United States and its territories for an initial five-year term, which term may be automatically renewed for successive two-year periods at the Company's discretion, provided that the Company is in compliance with its obligations thereunder. From January 16, 2025 until October 13, 2025, the Company had an option to negotiate exclusive distribution rights for the Products in additional fields and/or additional territories on substantially the same terms as those set forth in the BMI License Agreement. On June 18, 2025, pursuant to the BMI License Agreement, the Company exercised its option for exclusive distribution rights of the BMI Products for sports medicine, spine, arthroplasty, and craniomaxillofacial indications within the United States and its territories. On October 1, 2025, the Company and BMI entered into a first amendment to the BMI License Agreement to extend the option period through May 31, 2026 to provide more time to negotiate and finalize the terms of the additional fields in the contract territory.

The BMI License Agreement requires that the Company pay BMI royalties of 3% of OsStic net sales (as defined in the BMI License Agreement). Pursuant to the BMI License Agreement, the Company and BMI agreed to negotiate the applicable percentage of net sales for ARC at a future date. The BMI License Agreement also requires the Company to pay BMI annual minimum royalty payments of $100,000, $200,000, and $300,000 for the first, second and third years, respectively, following the receipt of first regulatory approval for the marketing and sale of a product. No royalties have been paid under this agreement as of December 31, 2025.

Subscription Agreement

In connection with the BMI License Agreement, on January 16, 2025, the Company entered into the Subscription Agreement. See Note 7 for more information regarding the BMI Subscription Agreement.

Applied Asset Purchase

On August 1, 2023, the Company closed the acquisition of assets from The Hymed Group Corporation and Applied Nutritionals LLC (the "Applied Asset Purchase") for an initial aggregate purchase price of $15.25 million, consisting of $9.75 million in cash and 73,809 shares of the Company's common stock with an agreed upon value of $3.0 million, and $2.5 million in cash to be paid in four equal installments of $625,000 on each of the next four anniversaries of the closing date. The first and second of four installment payments of $625,000 were made in August 2024 and August 2025, respectively.

In addition to the consideration noted above, the terms of the asset purchase agreement provide that the sellers party thereto are entitled to receive up to an additional $10.0 million (the "Applied Earnout"), which is payable to the sellers in cash, upon the achievement of certain performance thresholds relating to our collections from net sales of a collagen-based product currently under development. Upon expiration of the seventh anniversary of the closing of the Applied Asset Purchase, to the extent the sellers have not earned the entirety of the Applied Earnout, the Company shall pay the sellers a pro-rata amount of the Applied Earnout based on collections from net sales of the product, with such amount to be due credited against any Applied Earnout payments already made by the Company (the "True-Up Payment"). The Applied Earnout, minus the True-Up Payment and any Applied Earnout payments already made by us, may be earned at any point in the future, including after the True-Up Payment is made.

In connection with the Applied Asset Purchase, effective August 1, 2023, the Company entered into a professional services agreement (the "Petito Services Agreement") with Dr. George D. Petito (the "Owner"), pursuant to which the Owner, as an independent contractor, agreed to provide certain services to the Company, including, among other things, assisting with the development of products already in development and assisting with research, development, formulation, invention and manufacturing of any future products (the "Petito Services"). As consideration for the Petito Services, the Owner is entitled to receive: (i) a base salary of $12,000 per month during the term of the Petito Services Agreement, (ii) a royalty payment equal to 3% of the actual collections from net sales of certain products the Owner develops or codevelops that reach commercialization, (iii) a royalty payment equal to 5% for the first $50.0 million in aggregate collections from net sales of certain future products and a royalty payment of 2.5% on aggregate collections from net sales of certain future products on any amounts exceeding $50.0 million but up to $100.0 million, (iv) $500,000 in cash in the event that 510(k) clearance is issued for any future product accepted by the Company and (v) $1.0 million in cash in the event that a U.S. patent is issued for a certain product; provided that with respect to the incentive payments described in (iv) and (v) of the foregoing, the Owner shall not earn more than $2.5 million.

The Petito Services Agreement has an initial term of three years and is subject to automatic successive one-month renewals unless earlier terminated in accordance with its terms. The Petito Services Agreement may be terminated upon the Owner's death or disability or by the Company or the Owner "For Cause" (as defined in the Petito Services Agreement); provided, however, that the base salary described in (i) of the foregoing paragraph shall survive termination through the three-year initial term and the royalty payments and incentive payments described in (ii)-(v) of the foregoing paragraph shall survive termination of the Petito Services Agreement.

Other Commitments

On December 20, 2023, the Company signed an exclusive license agreement with Tufts University ("Tufts") to develop and commercialize patented technology covering 18 unique collagen peptides. As part of this agreement, the Company formed a new subsidiary, Sanara Collagen Peptides, LLC ("SCP"), and issued 10% of SCP's outstanding units to Tufts. SCP has exclusive rights to develop and commercialize new products based on the licensed patents and patents pending. SCP will pay royalties to Tufts based on net sales of licensed products and technologies. Under the exclusive license agreement, royalties will be calculated at a rate of 1.5% or 3%, depending on the type of product or technology developed. SCP will pay Tufts a minimum annual royalty of $50,000 on January 1 of the year following the first anniversary of the first commercial sale of the licensed products or technologies. SCP will pay Tufts a $100,000 minimum annual royalty on January 1 of each subsequent year during the royalty term specified in the exclusive license agreement. There have been no material accounting impacts and no royalties paid related to this arrangement as of December 31, 2025.

In connection with the shift in strategy, the Company is in the process of terminating the exclusive license agreement with Tufts and dissolving SCP in order to focus on developing and commercializing the Company's surgical product portfolio.

NOTE 11 – SHAREHOLDERS' EQUITY

Common Stock

At the Company's Annual Meeting of Shareholders held in July 2020, the Company approved the Restated 2014 Omnibus Long Term Incentive Plan (the "2014 LTIP") in which the Company's directors, officers, employees and consultants are eligible to participate. The 2014 LTIP terminated as to future awards on September 3, 2024. Previously granted awards under the 2014 LTIP will remain outstanding until they expire by their terms or under the terms of the 2014 LTIP.

On June 12, 2024, the Company's shareholders approved the 2024 Omnibus Long-Term Incentive Plan (the "2024 LTIP"), which went into effect upon shareholder approval. The maximum number of shares of the Company's common stock that may be delivered pursuant to awards granted under the 2024 LTIP is 1,000,000, subject to increase by any awards under the 2014 LTIP (i) that were outstanding on or after June 12, 2024, and that, on or after such date, are forfeited, expire or are canceled, and (ii) any shares subject to awards relating to common stock under the 2014 LTIP that are settled in cash on or after June 12, 2024 (the "Prior LTIP Awards"). The 2024 LTIP also provides that, to the extent an award under the 2024 LTIP or a Prior LTIP Award is forfeited, expires or is canceled, in whole or in part, the shares subject to such forfeited, expired or canceled award may again be awarded under the 2024 LTIP. As of December 31, 2024, a total of 742,405 shares had been issued under the 2014 LTIP, 2,543 shares had been issued under the 2024 LTIP and 1,000,137 shares were available for issuance under the 2024 LTIP. As of December 31, 2025, a total of 5,064 shares were forfeited under the 2014 LTIP, a total of 200,898 shares, net of forfeitures of 7,937, had been issued under the 2024 LTIP and 804,303 were available for issuance under the 2024 LTIP.

Restricted Stock Awards

During the year ended December 31, 2025, the Company issued restricted stock awards under the 2024 LTIP which are subject to certain vesting provisions and other terms and conditions set forth in each recipient's respective restricted stock agreement. The Company issued 200,898 shares, net of forfeitures of 7,937, under the 2024 LTIP, of restricted common stock to employees, directors, and certain advisors of the Company during the year ended December 31, 2025. The fair value of these awards was $6,670,648 based on the closing price of the Company's common stock on the respective grant dates, which will be recognized as compensation expense on a straight-line basis over the vesting period of the awards.

Share-based compensation expense of $5,154,761 and $4,436,048 was recognized in operating expenses in the accompanying Consolidated Statements of Operations during the years ended December 31, 2025 and 2024, respectively.

At December 31, 2025, there was $5,692,879 of total unrecognized share-based compensation expense related to unvested share-based equity awards. Unrecognized share-based compensation expense is expected to be recognized over a weighted-average period of 1.6 years.

A summary of restricted stock activity is presented below:

	Year Ended December 31, 2025	
	Shares	Weighted Average Grant Date Fair Value
Nonvested at beginning of period	202,787	$ 34.72
Granted	208,835	34.18
Vested	(140,632)	33.85
Forfeited	(13,001)	35.89
Nonvested at December 31, 2025	**257,989**	$ 34.99

Stock Options

A summary of the status of outstanding stock options and changes is presented below:

	Year Ended December 31, 2025			
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
Outstanding at beginning of period	31,013	$ 10.57		
Granted or assumed	-	-		
Exercised	(20,795)	10.78		
Forfeited	-	-		
Expired	-	-		
Outstanding at December 31, 2025	10,218	$ 10.13	4.9	$ 135,040
Exercisable at December 31, 2025	10,218	$ 10.13	4.9	$ 135,040

NOTE 12 – CUSTOMERS AND SUPPLIERS

The Company had no customers in 2025 or 2024 that accounted for 10% or more of the Company's annual sales or whose accounts receivable balance exceeded 10% of the respective year-end balances.

The Company's principal revenue producing products are purchased from one manufacturer. If this supplier became unable to provide finished goods inventory in a timely manner, the Company's business, operating results, and financial condition could be materially adversely affected.

NOTE 13 – INCOME TAXES

In accordance with ASU 2023-09, the Company has expanded its income tax disclosures to include (i) disaggregation of state and local income taxes paid by jurisdiction, (ii) the amount of income taxes paid disaggregated by jurisdiction, (iii) a tabular reconciliation of the statutory federal income tax rate to the effective tax rate using both percentages and reporting currency amounts, (iv) specific categories of reconciling items and (v) additional information for reconciling items that exceed the quantitative threshold. The Company adopted ASU 2023-09 retrospectively for the year ended December 31, 2025.

Loss from continuing operations before income tax consists of the following for the periods presented:

	Year Ended December 31,			
	2025		**2024**	
Domestic	$	(393,124)	$	(1,889,203)
Foreign		-		-
Loss from continuing operations before income tax	**$**	**(393,124)**	**$**	**(1,889,203)**

Income tax expense for continuing operations consists of the following for the periods presented:

	Year Ended December 31,			
	2025		**2024**	
United States Federal Taxes				
Current	$	-	$	-
Deferred		-		-
State Taxes				
Current		-		48,380
Deferred		-		-
Total income tax expense	**$**	**-**	**$**	**48,380**

Tax Rate Reconciliation

In accordance with ASU 2023-09, the Company has expanded its effective tax rate reconciliation below to present both dollar amounts and percentages, and to provide greater disaggregation of significant reconciling items, including state and local income taxes and nontaxable or nondeductible items.

A reconciliation of the federal statutory tax rate of 21% to the Company's effective tax rate for continuing operations was as follows for the periods presented:

| | Year Ended December 31, | | | |
	2025		2024	
Pre-tax book loss from continuing operations	$ (393,124)		$ (1,889,203)	
Provision at U.S. federal statutory rate	(82,556)	21.00%	(396,733)	21.00%
State and local income taxes, net of federal income tax effect [(1)]	-	-%	48,380	(2.56)%
Change in valuation allowance	(700,113)	178.09%	794,711	(42.07)%
Nontaxable or nondeductible items:				
Fair value adjustments	-	-%	(497,373)	26.33%
Share-based compensation	167,840	(42.69)%	(237,838)	12.59%
Officer compensation limitation	400,732	(101.93)%	74,375	(3.94)%
Meals and entertainment	126,209	(32.10)%	141,593	(7.49)%
NOL carryover adjustments	122,876	(31.26)%	97,806	(5.18)%
Other	(34,988)	8.89%	23,459	(1.24)%
Effective tax rate	**$ -**	**-%**	**$ 48,380**	**(2.56)%**

(1)   State taxes comprise minimum and franchise taxes across multiple jurisdictions.

The Company's effective income tax rate for the year ended December 31, 2025 was 0%, compared to 2.56% for the year ended December 31, 2024.

The primary drivers of the change in the effective tax rate in 2025 compared to 2024 were changes in state and local income taxes, changes in the valuation allowance, and changes in nontaxable and nondeductible items, which consisted primarily of officer compensation subject to the limitation under Internal Revenue Code §162(m), meals and entertainment and vesting of restricted stock awards.

All tax years starting with 2021 are open for examination. Since the Company has recorded losses from tax year 2021 onward, such years are considered open until the statute of limitations closes on the year in which losses are utilized. The Company's 2022 federal tax return was selected for audit and closed in June 2025 with no changes. There are no other federal or state audits open as of December 31, 2025.

Income Taxes Paid

The table below presents the income taxes paid related to continuing operations for the periods presented:

| | Year Ended December 31, | |
	2025	2024
Federal	$ -	$ -
State	25,488	19,273
Total	**$ 25,488**	**$ 19,273**

Income taxes paid (net of refunds) exceeded 5% of total income taxes paid (net of refunds) related to continuing operations in the following jurisdictions:

| | Year Ended December 31, | |
	2025	2024
States		
Texas	$ 25,488	$ 19,273

Deferred Income Taxes

In accordance with ASU 2023-09, the Company provides a net deferred tax asset or liability equal to the expected future tax benefit or expense of temporary reporting differences between book and tax accounting and any available operating loss or tax credit carryforwards.

After applying the provisions of Section 382 of the Internal Revenue Code, the unexpired net operating loss ("NOL") carryforward at December 31, 2025 was approximately $59.1 million, of which, approximately $26.5 million, generated in 2017 and prior, will expire between 2025 and 2037. Under the Tax Cuts and Jobs Act, the NOL generated from 2018 through 2025, of approximately $32.6 million, will have an indefinite carryforward period but can generally only be used to offset 80% of taxable income in any particular year. The Company may be subject to certain limitations in its annual utilization of NOL carryforwards to off-set future taxable income pursuant to Section 382 of the Internal Revenue Code, which could result in NOLs expiring unused.

The components of the deferred income tax assets and liabilities consisted of the following:

	As of December 31,	
	2025	2024
Deferred tax assets		
Net operating loss carryforwards	$ 13,385,937	$ 12,907,965
Research and development costs	2,213,731	3,006,029
Stock compensation expense	509,029	789,373
Accrued expenses	-	7,330
Lease liability	542,404	389,882
Contingent liability	57,367	221,065
Acquisition liability	43,222	112,722
Bad debt and other reserves	331,192	287,900
Inventory reserves	149,521	130,605
Interest expense carryforwards	1,737,593	-
Depreciation and amortization	1,796,856	-
Other temporary differences	806,394	1,049,365
Total deferred tax assets	21,573,246	18,902,236
Deferred tax liabilities		
Depreciation and amortization	-	(5,683,259)
Right of use assets	(506,691)	(353,763)
Contingent liability	-	(38,308)
Other temporary differences	(159,455)	(294,608)
Valuation allowance [(1)]	(20,907,100)	(12,532,298)
Net deferred tax asset	$ -	$ -

(1)   The change in valuation allowance does not equal the change in valuation allowance related to the effective tax rate because the deferred tax assets and liabilities associated with THP remain with Sanara Surgical for income tax purposes.

The Company has established a valuation allowance of $20.9 million and $12.5 million as of December 31, 2025 and 2024, respectively, against our net deferred tax assets. The Company determines the valuation allowance on deferred tax assets by considering both positive and negative evidence in order to ascertain whether it is more likely than not that deferred tax assets will be realized. A 100% valuation allowance has been provided for all deferred tax assets, as the ability of the Company to generate sufficient taxable income in the future is uncertain.

The $8.4 million net increase in the valuation allowance during 2025 was primarily driven by the increase in net operating losses and interest expense carryforwards and the decrease in depreciation and amortization basis for GAAP purposes.

NOTE 14 – RELATED PARTIES

Product License Agreements

In July 2019, the Company executed a license agreement with Rochal, a related party, whereby the Company acquired an exclusive world-wide license to market, sell and further develop antimicrobial products for the prevention and treatment of microbes on the human body utilizing certain Rochal patents and pending patent applications. Currently, the products covered by the BIAKŌS License Agreement are BIASURGE Advanced Surgical Solution, BIAKŌS Antimicrobial Wound Gel and BIAKŌS Antimicrobial Skin and Wound Cleanser. Each of these products are 510(k) cleared. Ronald T. Nixon, the Company's Executive Chairman, is a director of Rochal, and indirectly a significant shareholder of Rochal, and through the potential exercise of warrants, a majority shareholder of Rochal. Another one of the Company's directors, Anne Beal Salamone, is also a director and significant shareholder of Rochal.

In October 2019, the Company executed the ABF License Agreement with Rochal whereby the Company acquired an exclusive world-wide license to market, sell and further develop certain antimicrobial barrier film and skin protectant products for use in the human health care market utilizing certain Rochal patents and pending patent applications. Currently, the products covered by the ABF License Agreement are CuraShield Antimicrobial Barrier Film and a no sting skin protectant product.

In May 2020, the Company executed a product license agreement with Rochal, whereby the Company acquired an exclusive world-wide license to market, sell and further develop a debrider for human medical use to enhance skin condition or treat or relieve skin disorders, excluding uses primarily for beauty, cosmetic, or toiletry purposes. In the quarter ended December 31, 2025, management determined that the debrider is no longer expected to be used in the Company's strategic plans and concluded that the carrying amount was not recoverable. An impairment charge of $1.2 million was recorded to reduce the carrying amount of the intangible asset to zero at December 31, 2025.

See Note 10 for more information on these product license agreements.

Consulting Agreement

Concurrent with the Rochal asset purchase in July 2021, the Company entered into a consulting agreement with Ann Beal Salamone pursuant to which Ms. Salamone agreed to provide the Company with consulting services with respect to, among other things, writing new patents, conducting patent intelligence, and participating in certain grant and contract reporting. In consideration of the consulting services provided to the Company, Ms. Salamone is entitled to receive an annual consulting fee of $177,697, with payments to be issued once per month. The consulting agreement had an initial term of three years, unless earlier terminated by the Company, and was subject to renewal. Effective July 13, 2024, the consulting agreement with Ms. Salamone was amended to provide that the initial term shall be automatically renewed for successive one-year terms for up to three successive years unless earlier terminated by either party without cause at any time, provided that the terminating party provides 90 days advance written notice of termination. Ms. Salamone is a director of the Company and is a significant shareholder and the current Chair of the board of directors of Rochal.

Catalyst Transaction Advisory Services Agreement

In March 2023, the Company entered into a Transaction Advisory Services Agreement (the "Catalyst Services Agreement") effective March 1, 2023 with Catalyst, a related party. Pursuant to the Catalyst Services Agreement, Catalyst, by and through its directors, officers, employees and affiliates that are not simultaneously serving as directors, officers or employees of the Company (collectively, the "Covered Persons"), agreed to perform certain transaction advisory, business and organizational strategy, finance, marketing, operational and strategic planning, relationship access and corporate development services for the Company in connection with any merger, acquisition, recapitalization, divestiture, financing, refinancing, or other similar transaction in which the Company may be, or may consider becoming, involved, and any such additional services as mutually agreed upon in writing by and between Catalyst and the Company (the "Catalyst Services").

Pursuant to the Catalyst Services Agreement, the Company agreed to reimburse Catalyst for (i) compensation actually paid by Catalyst to any of the Covered Persons at a rate no more than a rate consistent with industry practice for the performance of services similar to the Catalyst Services, as documented in reasonably sufficient detail, and (ii) all reasonable out-of-pocket costs and expenses payable to unaffiliated third parties, as documented in customary expense reports, as each of (i) and (ii) is incurred in connection with the Catalyst Services rendered under the Catalyst Services Agreement, with all reimbursements being contingent upon the prior approval of the Audit Committee of the Company's Board of Directors. Pursuant to the Catalyst Services Agreement, costs incurred were $12,480 and $288,594 for the years ended December 31, 2025 and 2024, respectively, and are recorded in selling, general and administrative in the accompanying Consolidated Statements of Operations.

The Company had outstanding related party receivables totaling zero at December 31, 2025 and $40,566 at December 31, 2024. The Company had outstanding related party payables totaling $25,000 at December 31, 2025 and $30,913 at December 31, 2024.

NOTE 15 – SEGMENT REPORTING

On September 2, 2025, the Company announced that Seth Yon, its President and Chief Commercial Officer was appointed to the position of President and Chief Executive Officer, effective September 15, 2025. The Company's Chief Executive Officer is the chief operating decision maker (the "CODM"). The CODM reviews operating results and makes decisions about resource allocation. As described in Note 1, the THP segment met the accounting requirements to be classified as discontinued operations at September 30, 2025, and the Company no longer reports the THP segment. Accordingly, the Company has one reportable segment. The determination that the Company operates as a single segment is consistent with the nature of its operations and the financial information regularly reviewed by the Company's CODM.

Net income (loss) is the primary profitability measure used by the CODM for purposes of assessing financial performance and resource allocation. In addition to net income (loss), the CODM also uses Adjusted EBITDA for purposes of assessing financial performance and resource allocation. Adjusted EBITDA is a non-GAAP measure and is defined as net income (loss) excluding interest expense/income, provision/benefit for income taxes, depreciation and amortization, noncash share-based compensation expense, change in fair value of earnout liabilities, asset impairment charges, share of losses from equity method investments, executive separation costs, legal and diligence expenses related to acquisitions, asset impairment charges and gains/losses on disposal of property and equipment, as each are applicable to the periods presented. Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. The CODM also reviews budget-to-actual variances for expenses on a monthly basis when making decisions about allocating resources to the segment. The measure of segment assets is reported in the Consolidated Balance Sheets as total consolidated assets.

The following table reflects results of operations including significant segment expenses that are regularly provided to the CODM for the Company's reportable segment and Adjusted EBITDA for the periods presented:

	Year Ended December 31,	
	2025	**2024**
Net revenue	$ 103,117,982	$ 86,672,425
Cost of goods sold	7,520,969	8,139,901
General and administrative	16,706,206	15,385,983
Sales and marketing [1]	62,010,793	56,287,659
Research and development	5,072,483	2,828,663
Depreciation and amortization	2,661,873	2,785,829
Change in fair value of earnout liabilities	-	(14,451)
Asset impairment charges	1,841,120	-
Other expense [2]	7,697,662	3,196,424
Net loss from continuing operations	**$ (393,124)**	**$ (1,937,583)**
Adjusted EBITDA	$ 17,013,836	$ 9,148,722

(1) For the years ended December 31, 2025 and 2024, sales and marketing included compensation and benefits, commissions, travel and other sales and marketing expenses.

(2) For the years ended December 31, 2025 and 2024, other expense included interest expense and share of losses from equity method investments, offset by interest income and gain on disposal of property and equipment.

The following table provides a reconciliation of net loss from continuing operations to Adjusted EBITDA for the periods presented:

	Year Ended December 31,	
	2025	**2024**
Net loss from continuing operations	$ (393,124)	$ (1,937,583)
Adjustments:		
Interest expense	6,759,800	3,128,395
Depreciation and amortization	2,661,873	2,785,829
Noncash share-based compensation	4,773,982	3,969,008
Change in fair value of earnout liabilities	-	(14,451)
Asset impairment charges	1,841,120	-
Share of losses from equity method investments	952,466	90,007
Gain on disposal of property and equipment	(10,932)	-
Interest income	(3,672)	(21,978)
Executive separation costs [1]	432,323	964,466
Acquisition costs [2]	-	185,029
Adjusted EBITDA	**$ 17,013,836**	**$ 9,148,722**

(1) Includes $172,122 and $328,795 of share-based compensation related to executive separation costs for the years ended December 31, 2025 and 2024, respectively.

(2) Acquisition costs include legal, tax, accounting and other contract services related to prospective acquisitions.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit to the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that information is accumulated and communicated to our management, including our principal executive and principal financial officers (whom we refer to in this periodic report as our Certifying Officers), as appropriate to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our Certifying Officers, the effectiveness of our disclosure controls and procedures as of December 31, 2025, pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our Certifying Officers concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate over time.

Management believes that our policies and procedures provide reasonable assurance that our operations are conducted with a high standard of business ethics. In management's opinion, our financial statements present fairly our financial position, results of operations, and cash flows, in all material respects. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Management applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company's management, specifically its Certifying Officers, has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013) and SEC guidance on conducting such assessments. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were several changes in our internal control over financial reporting that management believes has materially improved our internal controls over financial reporting. These implemented changes included, among others: (i) a comprehensive review of existing controls related to information technology and systems relevant to financial statement preparation; (ii) establishment of a formalized written set of policies and procedures, including testing documentation, to ensure compliance with the COSO 2013 framework and maintaining comprehensive documentation of all control procedures, policies, and testing documentation; (iii) development and implementation of proper accounting and reconciliation procedures; (iv) development and formalization of appropriate information technology policies, including segregation of duties and monitoring procedures; and (v) engagement of third-party consultants with expertise in internal controls and regulatory compliance to provide guidance and assistance in enhancing control frameworks and addressing deficiencies effectively. In addition to the foregoing, from time to time, we make changes to our internal control over financial reporting that are intended to enhance its effectiveness, and which do not have a material effect on our overall internal control over financial reporting.

No Attestation Report of Registered Public Accounting Firm

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to the rules of the SEC that permit us to provide only management's report in this Annual Report on Form 10-K.

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2025, no director or officer (as defined in Rule 16a-1(f) of the Exchange Act) of the Company adopted, modified, or terminated any "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (in each case, as defined in Item 408(a) of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required in response to this Item 10 is incorporated herein by reference to our Definitive Proxy Statement on Schedule 14A to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required in response to this Item 11 (except for the information required by Item 402(v) of Regulation S-K) is incorporated herein by reference to our Definitive Proxy Statement on Schedule 14A to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required in response to this Item 12 is incorporated herein by reference to our Definitive Proxy Statement on Schedule 14A to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required in response to this Item 13 is incorporated herein by reference to our Definitive Proxy Statement on Schedule 14A to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 is incorporated herein by reference to our Definitive Proxy Statement on Schedule 14A to be filed with the SEC no later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements. Refer to Index to Consolidated Financial Statements on Page F-1.

(b) Financial Statement Schedules. No financial statement schedules are provided because the information called for is either not required or is shown in the financial statements or the notes thereto.

(c) Exhibits. The exhibits listed below are filed as a part of this report or incorporated herein by reference.

Exhibit No.	Description
2.1#	Asset Purchase Agreement, dated July 14, 2021, by and between Sanara MedTech Inc., as Purchaser, and Rochal Industries, LLC, as Seller (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 19, 2021).
2.2#	Agreement and Plan of Merger, dated April 1, 2022, by and among Sanara MedTech Inc., United Wound and Skin Solutions, LLC, Precision Healing Inc., PH Merger Sub I, Inc., PH Merger Sub II, LLC and Furneaux Capital Holdco, LLC (d/b/a BlueIO) (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on April 4, 2022).
2.3#	Membership Interest Purchase Agreement, dated July 1, 2022, by and among Sanara MedTech Inc., Scendia Biologics, LLC and Ryan Phillips (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on July 5, 2022).
2.4#	Asset Purchase Agreement, dated August 1, 2023, by and among Sanara MedTech Inc., Sanara MedTech Applied Technologies, LLC, The Hymed Group Corporation, Applied Nutritional, LLC and Dr. George D. Petito (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on August 2, 2023).
2.5#	Unit Purchase Agreement, dated April 1, 2025, by and among Sanara MedTech Inc., Tissue Health Plus, LLC, CarePICS, LLC, the sellers listed on the signature pages thereto and Paul Schubert (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on April 4, 2025).
3.1	Amended and Restated Certificate of Formation of Sanara MedTech Inc. (incorporated by reference to Exhibit 3.1 to the Company's current Report on Form 8-K filed on June 17, 2024).
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on March 22, 2024).
4.1*	Description of Securities.
10.1.1†	Sanara MedTech Inc. Restated 2014 Omnibus Long Term Incentive Plan dated February 10, 2020 effective upon shareholder approval on July 9, 2020 (incorporated by reference to Exhibit 10.1.1 to the Company's Annual Report on Form 10-K filed on March 20, 2023).
10.1.2†	Form of Restricted Stock Award Agreement for Employees under the Sanara MedTech Inc. Restated 2014 Omnibus Long Term Incentive Plan (incorporated by reference to Exhibit 10.1.2 to the Company's Annual Report on Form 10-K filed on March 30, 2021).
10.1.3†	Form of Restricted Stock Award Agreement for Outside Directors under the Sanara MedTech Inc. Restated 2014 Omnibus Long Term Incentive Plan (2022) (incorporated by reference to Exhibit 10.1.3 to the Company's Annual Report on Form 10-K filed on March 20, 2023).
10.1.4†	Form of Restricted Stock Award Agreement for Employees under the Sanara MedTech Inc. Restated 2014 Omnibus Long Term Incentive Plan (2023) (incorporated by reference to Exhibit 10.1.4 to the Company's Annual Report on Form 10-K filed on March 20, 2023).
10.2.1†	Sanara MedTech Inc. 2024 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 18, 2024).
10.2.2†	Form of Restricted Stock Award Agreement under the Sanara MedTech Inc. 2024 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on August 12, 2024).
10.3†	Employment Agreement, effective September 15, 2025, by and between Sanara MedTech Inc. and Seth D. Yon (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 2, 2025).

10.4†	Employment Agreement, effective January 15, 2025, by and between Sanara MedTech Inc. and Elizabeth B. Taylor (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 22, 2025).
10.5†	Employment Agreement, effective April 15, 2024, by and between Sanara MedTech Inc. and Jacob A. Waldrop (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 5, 2024).
10.6†	Employment Agreement, effective September 1, 2024, by and between Sanara MedTech Inc. and Ronald T. Nixon (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 23, 2024).
10.7†	Amended and Restated Employment Agreement, effective January 15, 2025, by and between Sanara MedTech Inc. and Michael D. McNeil (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 22, 2025).
10.8	Exclusive License Agreement dated July 7, 2019 between Sanara MedTech Inc. and Rochal Industries, LLC (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 14, 2019).
10.8.1	Amendment No. 1 to Exclusive License Agreement dated May 4, 2020 between Sanara MedTech Inc. and Rochal Industries, LLC (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 13, 2020).
10.9	Exclusive License Agreement dated October 1, 2019 between Sanara MedTech Inc. and Rochal Industries, LLC (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 14, 2019).
10.10	Exclusive License Agreement dated May 4, 2020 between Sanara MedTech Inc. and Rochal Industries, LLC (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 12, 2020).
10.11†	Consulting Agreement, dated July 14, 2021, by and between Sanara MedTech Inc. and Ann Beal Salamone (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Company filed on July 19, 2021 by the Company with the SEC).
10.11.1†	First Amendment to Consulting Agreement, dated July 13, 2024, by and between Sanara MedTech Inc. and Ann Beal Salamone (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed on August 12, 2024).
10.12†	Precision Healing Inc. 2020 Stock Option and Grant Plan (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on April 8, 2022).
10.13	Controlled Equity Offering^{SM} Sales Agreement, dated February 24, 2023, by and between Sanara MedTech Inc. and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed on February 24, 2023).
10.14	Transaction Advisory Services Agreement, dated March 1, 2023, by and between Sanara MedTech Inc. and The Catalyst Group, Inc. (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K filed on March 20, 2023).
10.15+	Professional Services Agreement, dated August 1, 2023, by and between Sanara MedTech Inc. and Dr. George D. Petito (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 2, 2023).
10.16+	Term Loan Agreement, dated April 17, 2024, by and among Sanara MedTech Inc., as borrower, the Subsidiary Guarantors party thereto, the lenders party thereto and CRG Servicing LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 18, 2024).
10.16.1	First Amendment to Term Loan Agreement, dated March 19, 2025, by and among Sanara MedTech Inc., as borrower, the Subsidiary Guarantors party thereto, the lenders party thereto and CRG Servicing LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K filed on March 25, 2025).
10.17+	Form of Security Agreement, dated April 17, 2024, by and among Sanara MedTech Inc., the Subsidiary Guarantors party thereto and CRG Servicing LLC (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on April 18, 2024).

10.18+	Share Subscription and Shareholders' Agreement, dated January 16, 2025, by and among the Company, The Russell Revocable Living Trust, Biomimetic Innovation Limited and the existing shareholders of Biomimetic Innovation Limited (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K filed on March 25, 2025).
19.1	Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K filed on March 25, 2025).
21.1*	List of Subsidiaries
23.1*	Consent of Weaver and Tidwell, L.L.P.
31.1*	Certification of Principal Executive Officer in accordance with 18 U.S.C. Section 1350, as adopted by Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer in accordance with 18 U.S.C. Section 1350, as adopted by Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer in accordance with 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer in accordance with 18 U.S.C. Section 1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Sanara MedTech Inc. Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on March 25, 2024).
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*   Filed herewith.

\#   Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission or its staff upon request. If indicated on the first page of such agreement, certain confidential information has been excluded pursuant to Item 601(b)(2)(ii) of Regulation S-K. Such excluded information is not material and is the type that the Company treats as private or confidential.

\+   Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission or its staff upon request. If indicated on the first page of such agreement, certain confidential information has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K. Such excluded information is not material and is the type that the Company treats as private or confidential.

**   The certifications attached as Exhibit 32.1 and Exhibit 32.2 are not deemed "filed" with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Sanara MedTech Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

†   Identifies a management contract or compensatory plan.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANARA MEDTECH INC.

March 24, 2026

By: */s/ Elizabeth B. Taylor*
Elizabeth B. Taylor
Chief Financial Officer
(Principal Financial Officer and duly authorized officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Seth D. Yon Seth D. Yon	President, Chief Executive Officer and Director (Principal Executive Officer)	March 24, 2026
/s/ Elizabeth B. Taylor Elizabeth B. Taylor	Chief Financial Officer (Principal Financial Officer)	March 24, 2026
/s/ Ashley M. Mackey Ashley M. Mackey	Controller (Principal Accounting Officer)	March 24, 2026
/s/ Ronald T. Nixon Ronald T. Nixon	Chairman	March 24, 2026
/s/ Robert DeSutter Robert DeSutter	Director	March 24, 2026
/s/ Roszell Mack III Roszell Mack III	Director	March 24, 2026
/s/ Eric D. Major Eric D. Major	Director	March 24, 2026
/s/ Sara Ortwein Sara Ortwein	Director	March 24, 2026
/s/ Ann Beal Salamone Ann Beal Salamone	Director	March 24, 2026
/s/ Keith G. Myers Keith G. Myers	Director	March 24, 2026
/s/ Eric D. Tanzberger Eric D. Tanzberger	Director	March 24, 2026

CORPORATE INFORMATION

Corporate Headquarters

1200 Summit Ave, Suite 414

Fort Worth, Texas 76102

Phone: (817) 529-2300

www.sanaramedtech.com

Transfer Agent and Registrar

Broadridge Corporate Issuer Solutions, LLC

51 Mercedes Way

Edgewood, NY 11717

Phone: (844) 942-0759

www.broadridge.com

Independent Registered Public Accounting Firm

Weaver and Tidwell, L.L.P.

Austin, Texas

Stock Symbol

Common Stock: SMTI

The Nasdaq Capital Market

Board of Directors

Ronald T. Nixon – Executive Chairman

Seth D. Yon

Robert A. DeSutter

Roszell Mack III

Eric D. Major

Keith G. Myers

Sara N. Ortwein

Ann Beal Salamone

Eric D. Tanzberger

Executive Officers

Seth D. Yon

President and Chief Executive Officer

Elizabeth B. Taylor

Chief Financial Officer

Jacob A. Waldrop

Chief Operating Officer

Available Information

Sanara MedTech Inc. makes available, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, press releases, the Code of Ethics and Business Conduct and other company information. Such information will be furnished upon written request to:

Sanara MedTech Inc.

1200 Summit Ave, Suite 414

Fort Worth, Texas 76102

Attn: Corporate Secretary

This information also is available on our website, www.sanaramedtech.com. Reports we file with the Securities and Exchange Commission also are available at www.sec.gov.



Sanara MedTech Inc.
1200 Summit Avenue, Suite 414
Fort Worth, TX 76102 | (817) 529-2300
Jack Powell or Mike Piccinino, ICR Healthcare
IR@sanaramedtech.com